      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2000


                                                      REGISTRATION NO. 333-31790
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 3


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         COMMUNITY HEALTH SYSTEMS, INC.

             (Exact name of registrant as specified in its charter)

             DELAWARE                              8062                             13-3893191
 (State or other jurisdiction of       (Primary Standard Industrial      (I.R.S. Employer Identification
  incorporation or organization)       Classification Code Number)                   Number)

                           --------------------------

                          155 FRANKLIN ROAD, SUITE 400
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 373-9600
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                               RACHEL A. SEIFERT
                          155 FRANKLIN ROAD, SUITE 400
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 373-9600

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

               JEFFREY BAGNER                               MICHAEL W. BLAIR
  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON                DEBEVOISE & PLIMPTON
             ONE NEW YORK PLAZA                             875 THIRD AVENUE
          NEW YORK, NEW YORK 10004                      NEW YORK, NEW YORK 10022
               (212) 859-8000                                (212) 909-6000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


   TITLE OF EACH CLASS OF SECURITIES             PROPOSED MAXIMUM AGGREGATE
            TO BE REGISTERED                         OFFERING PRICE (1)                  AMOUNT OF REGISTRATION FEE (2)
COMMON STOCK, $.01 PAR VALUE                            $366,562,500                               $96,773(3)


(1) A portion of the proposed maximum aggregate offering price represents shares that are to be offered outside the United States but that may be resold from time to time in the United States. Such shares are not being registered for the purpose of sales outside the United States.

(2) Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.


(3) Includes a filing fee of $91,080 previously paid.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This registration statement contains two separate prospectuses. The first prospectus relates to a public offering in the United States and Canada of an aggregate of 15,937,500 shares of common stock. The second prospectus relates to a concurrent offering outside the United States and Canada of an aggregate of 2,812,500 shares of common stock. The prospectuses for each of the U.S. offering and the international offering will be identical with the exception of an alternate front cover page, an alternate back cover page, and an alternate "Underwriting" section for the international offering. These alternate pages appear in this registration statement immediately following the complete prospectus for the U.S. offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MAY 17, 2000


PROSPECTUS

                               18,750,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                 --------------

    This is Community Health Systems, Inc.'s initial public offering. We are selling all of the shares. The U.S. underwriters are offering 15,937,500 shares in the U.S. and Canada and the international managers are offering 2,812,500 shares outside the U.S. and Canada.


    We expect the public offering price to be between $15.00 and $17.00 per share. Currently, no public market exists for the shares. After pricing of the offering, the shares will trade on the New York Stock Exchange under the symbol "CYH."



    INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.


                               -----------------

                                                              PER SHARE       TOTAL
                                                              ---------       -----
Public offering price......................................       $             $
Underwriting discount......................................       $             $
Proceeds before expenses to Community Health Systems.......       $             $

    The U.S. underwriters may also purchase up to an additional 2,390,625 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an additional 421,875 shares from us.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about             , 2000.

                              -------------------

MERRILL LYNCH & CO.

     BANC OF AMERICA SECURITIES LLC

           CHASE H&Q

                CREDIT SUISSE FIRST BOSTON

                      GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                              -------------------

               The date of this prospectus is             , 2000.

                              [INSIDE FRONT COVER]

 [DESCRIPTION OF ARTWORK: MAP OF THE UNITED STATES INDICATING LOCATIONS OF OUR
                                  FACILITIES]

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1

Risk Factors................................................      7

Special Note Regarding Forward-Looking Statements...........     12

Use of Proceeds.............................................     13

Dividend Policy.............................................     13

Capitalization..............................................     14

Dilution....................................................     15

Selected Consolidated Financial and Other Data..............     16

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20

Business of Community Health Systems........................     32

Management..................................................     55

Principal Stockholders......................................     65

Description of Indebtedness.................................     67

Description of Capital Stock................................     69

Shares Eligible for Future Sale.............................     72

United States Federal Tax Considerations for Non-United
  States Holders............................................     73

Underwriting................................................     77

Legal Matters...............................................     81

Experts.....................................................     81

Where You Can Find More Information.........................     81

Index to Consolidated Financial Statements..................    F-1

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER RISK FACTORS.

                            COMMUNITY HEALTH SYSTEMS

OVERVIEW OF OUR COMPANY

    We are the largest non-urban provider of general hospital healthcare services in the United States in terms of number of facilities and the second largest in terms of revenues. As of April 30, 2000, we owned, leased or operated 49 hospitals, geographically diversified across 20 states, with an aggregate of 4,348 licensed beds. In over 80% of our markets, we are the sole provider of general hospital healthcare services. In most of our other markets, we are one of two providers of these services. For the fiscal year ended December 31, 1999, we generated $1.08 billion in revenues.

    Affiliates of Forstmann Little & Co. formed us in 1996 to acquire our predecessor company. Wayne T. Smith, who has over 30 years of experience in the healthcare industry, joined our company in January 1997. Under this new ownership and leadership, we have:

    - strengthened the senior management team in all key business areas;

    - standardized and centralized our operations across key business areas;

    - implemented a disciplined acquisition program;

    - expanded and improved the services and facilities at our hospitals;

    - recruited additional physicians to our hospitals;

    - instituted a company-wide regulatory compliance program; and

    - divested certain non-core assets.

As a result of these initiatives, we achieved revenue growth of 26.4% in 1999 and 15.1% in 1998.


    We target growing, non-urban healthcare markets because of their favorable demographic and economic trends and competitive conditions. Because non-urban service areas have smaller populations, there are generally fewer hospitals and other healthcare service providers in these communities. We believe that smaller populations result in less direct competition for hospital-based services. Also, we believe that non-urban communities generally view the local hospital as an integral part of the community. There is generally a lower level of managed care presence in these markets.


OUR BUSINESS STRATEGY

    The key elements of our business strategy are to:

    - INCREASE REVENUE AT OUR FACILITIES. We seek to increase our share of the healthcare dollars spent by local residents and limit inpatient and outpatient migration to larger urban facilities. Our initiatives to increase revenue include:

     u recruiting additional primary care physicians and specialists;

     u expanding the breadth of services offered at our hospitals through targeted capital expenditures; and

     u providing the capital to invest in our facilities, particularly in our emergency rooms.


    - GROW THROUGH SELECTIVE ACQUISITIONS. Each year we intend to acquire, on a selective basis, two to four hospitals. We pursue acquisition candidates that:


     u have a general service area population between 20,000 and 80,000 with a stable or growing population base;

     u are the sole or primary provider of general hospital services in the community;

     u are located more than 25 miles from a competing hospital;

     u are not located in an area that is dependent upon a single employer or industry; and

     u have financial performance that we believe will benefit from our management's operating skills.

      We estimate that there are currently approximately 400 hospitals that meet our acquisition criteria. These hospitals are primarily not-for-profit or municipally owned.

    - REDUCE COSTS. To improve efficiencies and increase margins, we implement cost containment programs which include:

     u standardizing and centralizing our operations;

     u optimizing resource allocation by utilizing our company-devised case and resource management program;

     u capitalizing on purchasing efficiencies;

     u installing a standardized management information system; and

     u managing staffing levels.

    - IMPROVE QUALITY. We implement new programs to improve the quality of care provided. These include training programs, sharing of best practices, assistance in complying with regulatory requirements, standardized accreditation documentation, and patient, physician, and staff satisfaction surveys.

RECENT DEVELOPMENTS


    Since December 31, 1999, we acquired three additional hospitals for an aggregate consideration of approximately $37 million, increasing the number of hospitals we own, lease, or operate to 49 as of April 30, 2000. In addition, on May 15, 2000, we signed an agreement to acquire an additional hospital for $66 million, plus working capital. The sellers of each of these hospitals are tax-exempt entities. Each of these hospitals is the sole provider of general hospital services in its community.


INDUSTRY OVERVIEW

    Hospital services is the largest single category of healthcare expenditures at 33.7% of total healthcare spending in 1999, or $401.3 billion. The U.S. Health Care Financing Administration projects the hospital services category to grow by 5.7% per year through 2008.

    According to the American Hospital Association, there are approximately 5,015 hospitals in the U.S. that are owned by not-for-profit entities, for-profit investors, or state or local governments. Of these hospitals, 44%, or approximately 2,200, are located in non-urban areas.
                            ------------------------

    At the closing of the offering, we will have only one class of common stock. To achieve this, we will effect a recapitalization immediately before the closing of the offering. The recapitalization includes the exchange of Class B common stock for Class A common stock, the exchange of options to acquire
Class C common stock for options to acquire Class A common stock, the redesignation of Class A common stock as common stock, and a 118.7148-for-1 split of our common stock. Unless otherwise indicated, all information in this prospectus gives effect to the recapitalization. See "Description of Capital Stock--Overview."

    We were incorporated in Delaware in 1996. Our principal subsidiary was incorporated in Delaware in 1985. Our principal executive offices are located at 155 Franklin Road, Suite 400, Brentwood, Tennessee 37027. Our telephone number at that address is (615) 373-9600. Our World Wide Web site address is www.chs.net. The information in the website is not intended to be incorporated into this prospectus by reference and should not be considered a part of this prospectus.

                                  THE OFFERING


Common stock offered by Community Health
  Systems:
  U.S. offering..............................  15,937,500 shares
  International offering.....................  2,812,500 shares
                                               ---------------
    Total....................................  18,750,000 shares

Common stock to be outstanding after the
  offering...................................  74,342,859 shares (a)

Use of proceeds..............................  Our net proceeds from the offering are estimated to be approximately
                                               $279.0 million. We will use these proceeds to
                                               repay senior debt, including approximately
                                               $60.3 million of senior debt held by
                                               affiliates of the underwriters.

Risk factors.................................  See "Risk Factors" and other information included in this prospectus for a discussion
                                               of factors you should carefully consider
                                               before deciding to invest in shares of our
                                               common stock.

NYSE symbol..................................  CYH


--------------------------

(a) Excludes 5,238,406 shares of common stock we have reserved for issuance under our stock option plans. Of these reserved shares, 738,406 shares are issuable upon exercise of outstanding stock options at an average exercise price of $7.23.

    If our value changes significantly prior to the pricing of the offering, we will change the split ratio and exchange rates indicated in this preliminary prospectus to reflect the fair values of the shares. If that occurs, the number of our outstanding shares and the number of shares held by each of our stockholders reflected in this preliminary prospectus will change. We will reflect the actual split ratio, exchange rates, and share numbers in the final prospectus.


    Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 2,812,500 shares of common stock which the underwriters have the option to purchase from us to cover over-allotments. All information in this prospectus assumes the issuance and sale of common stock in the offering at an assumed initial public offering price of $16.00 per share, the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    You should read the summary consolidated financial and other data below in conjunction with our consolidated financial statements and the accompanying notes. We derived the historical financial data for the three years ended December 31, 1999 from our audited consolidated financial statements. We derived the historical financial data for the three months ended March 31, 1999 and March 31, 2000, and as of March 31, 2000, from our unaudited interim condensed consolidated financial statements. You should also read Selected Consolidated Financial and Other Data and the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations. All of these materials are contained later in this prospectus. The pro forma consolidated statement of operations data reflects the offering and the use of the estimated net proceeds from the offering to repay a portion of outstanding debt as if these events had occurred on January 1, 1999 for the year ended December 31, 1999 and on January 1, 2000 for the three months ended March 31, 2000. The pro forma consolidated balance sheet data give effect to these events as if they had occurred on March 31, 2000.

                                               YEAR ENDED DECEMBER 31,                         THREE MONTHS ENDED MARCH 31,
                              ---------------------------------------------------------   ---------------------------------------
                                                                           PRO FORMA                                   PRO FORMA
                                 1997           1998          1999          1999(a)          1999          2000         2000(a)
                              -----------   ------------   -----------   --------------   -----------   -----------   -----------
                                                    (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA
  Net operating revenues....  $   742,350   $    854,580   $ 1,079,953    $ 1,079,953     $   263,004   $   308,651   $   308,651
  Operating expenses (b)....      620,112        688,190       875,768        875,768         210,734       248,570       248,570
  Depreciation and
    amortization............       43,753         49,861        56,943         56,943          13,033        16,380        16,380
  Amortization of
    goodwill................       25,404         26,639        24,708         24,708           5,677         6,168         6,168
  Impairment of long-lived
    assets..................           --        164,833            --             --              --            --            --
  Compliance settlement and
    Year 2000 remediation
    costs (c)...............           --         20,209        17,279         17,279             300            --            --
                              -----------   ------------   -----------    -----------     -----------   -----------   -----------
  Income (loss) from
    operations..............       53,081        (95,152)      105,255        105,255          33,260        37,533        37,533
  Interest expense, net.....       89,753        101,191       116,491         94,963          26,762        32,683        26,943
                              -----------   ------------   -----------    -----------     -----------   -----------   -----------
  Income (loss) before
    cumulative effect of a
    change in accounting
    principle and income
    taxes...................      (36,672)      (196,343)      (11,236)        10,292           6,498         4,850        10,590
  Provision for (benefit
    from) income taxes......       (4,501)       (13,405)        5,553         13,949           4,580         3,929         6,168
                              -----------   ------------   -----------    -----------     -----------   -----------   -----------
  Income (loss) before
    cumulative effect of a
    change in accounting
    principle...............      (32,171)      (182,938)      (16,789)        (3,657)          1,918           921         4,422
  Cumulative effect of a
    change in accounting
    principle, net of
    taxes...................           --           (352)           --             --              --            --            --
                              -----------   ------------   -----------    -----------     -----------   -----------   -----------
  Net income (loss).........  $   (32,171)  $   (183,290)  $   (16,789)   $    (3,657)    $     1,918   $       921   $     4,422
                              ===========   ============   ===========    ===========     ===========   ===========   ===========
  Basic income (loss) per
    common share:
    Income (loss) before
      cumulative effect of a
      change in accounting
      principle.............  $     (0.60)  $      (3.39)  $     (0.31)   $     (0.05)    $      0.04   $      0.02   $      0.06
    Cumulative effect of a
      change in accounting
      principle.............           --          (0.01)           --             --              --            --            --
                              -----------   ------------   -----------    -----------     -----------   -----------   -----------
    Net income (loss).......  $     (0.60)  $      (3.40)  $     (0.31)   $     (0.05)    $      0.04   $      0.02   $      0.06
                              ===========   ============   ===========    ===========     ===========   ===========   ===========
  Diluted income (loss) per
    common share:
    Income (loss) before
      cumulative effect of a
      change in accounting
      principle.............  $     (0.60)  $      (3.39)  $     (0.31)   $     (0.05)    $      0.03   $      0.02   $      0.06
    Cumulative effect of a
      change in accounting
      principle.............           --          (0.01)           --             --              --            --            --
                              -----------   ------------   -----------    -----------     -----------   -----------   -----------
    Net income (loss).......  $     (0.60)  $      (3.40)  $     (0.31)   $     (0.05)    $      0.03   $      0.02   $      0.06
                              ===========   ============   ===========    ===========     ===========   ===========   ===========
  Weighted-average number of
    shares outstanding (d):
    Basic...................   53,568,891     53,892,388    54,258,465     73,008,481      54,128,085    54,369,202    73,119,202
                              ===========   ============   ===========    ===========     ===========   ===========   ===========
    Diluted.................   53,568,891     53,892,388    54,258,465     73,008,481      55,607,631    55,857,980    74,607,980
                              ===========   ============   ===========    ===========     ===========   ===========   ===========

                                                     (FOOTNOTES BEGIN ON PAGE 6)

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                             PRO FORMA
                                                                 2000         2000(a)
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
  CONSOLIDATED BALANCE SHEET DATA (AS OF END OF PERIOD)
    Cash and cash equivalents...............................  $    10,885   $    10,885
    Total assets............................................    1,935,730     1,935,730
    Long-term obligations...................................    1,488,018     1,209,018
    Stockholders' equity....................................      230,694       509,694

SELECTED OPERATING DATA

    The following table sets forth operating statistics for our hospitals for each of the periods presented. Statistics for 1997 include a full year of operations for 36 hospitals, including one hospital acquired on January 1, 1997, and a partial period for one hospital acquired during the year. Statistics for 1998 include a full year of operations for 37 hospitals and partial periods for four hospitals acquired during the year. Statistics for 1999 include a full year of operations for 41 hospitals and partial periods for four hospitals acquired, and one hospital constructed and opened, during the year. Statistics for the three months ended March 31, 1999 include operations for 41 hospitals and partial periods for two hospitals acquired. Statistics for the three months ended March 31, 2000 include operations for 46 hospitals and partial periods for one hospital acquired.


                                                                                                      THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                        ------------------------------------------   ---------------------
                                                           1997            1998            1999        1999        2000
                                                        ----------      ----------      ----------   ---------   ---------
                                                                              (DOLLARS IN THOUSANDS)
  Number of hospitals (e).........................             37              41              46           43          47
  Licensed beds (e)(f)............................          3,288           3,644           4,115        3,903       4,223
  Beds in service (e)(g)..........................          2,543           2,776           3,123        2,952       3,281
  Admissions (h)..................................         88,103         100,114         120,414       31,516      34,704
  Adjusted admissions (i).........................        153,618         177,075         217,006       53,637      62,309
  Patient days (j)................................        399,012         416,845         478,658      131,698     138,473
  Average length of stay (days) (k)...............            4.5             4.2             4.0          4.2         4.0
  Occupancy rate (beds in service) (l)............           43.1%           43.3%           44.1%        51.4%       47.4%
  Net inpatient revenue as a % of total net
    revenue.......................................           57.3%           55.7%           52.7%        55.5%       52.4%
  Net outpatient revenue as a % of total net
    revenue.......................................           41.5%           42.6%           45.5%        43.0%       45.8%

  Adjusted EBITDA (m).............................       $122,238       $ 166,390       $ 204,185    $  52,270   $  60,081
  Adjusted EBITDA as a % of net revenue...........           16.5%           19.5%           18.9%        19.9%       19.5%

  Net cash flows provided by (used in) operating
    activities....................................       $ 21,544       $  15,719       $ (11,746)   $ (18,860)  $  (4,945)
  Net cash flows used in investing activities.....       $(76,651)      $(236,553)      $(155,541)   $ (66,143)  $ (38,423)
  Net cash flows provided by financing
    activities....................................       $ 36,182       $ 219,890       $ 164,850    $  89,595   $  49,971



                                                                                          THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,        PERCENTAGE          MARCH 31,           PERCENTAGE
                                          --------------------------       INCREASE    ------------------------    INCREASE
                                             1998            1999         (DECREASE)     1999           2000      (DECREASE)
                                          ----------      ----------      ----------   ---------      ---------   ----------
                                            (DOLLARS IN THOUSANDS)                      (DOLLARS IN THOUSANDS)
SAME HOSPITALS DATA (n)
  Admissions (h)....................        100,114         105,053           4.9%        30,798         31,307       1.7%
  Adjusted admissions (i)...........        177,075         190,661           7.7%        52,488         55,878       6.5%
  Patient days (j)..................        416,845         419,942           0.7%       128,520        124,251      (3.3%)
  Average length of stay (days)
    (k).............................            4.2             4.0          (4.8%)          4.2            4.0      (4.8%)
  Occupancy rate (beds in
    service) (l)....................           43.3%           43.5%                        52.2%          48.6%

  Net revenue.......................       $850,980        $915,811           7.6%     $ 255,006      $ 275,303       8.0%
  Adjusted EBITDA (m)...............       $160,611        $180,794          12.6%     $  49,975      $  57,013      14.1%
  Adjusted EBITDA, as a % of net
    revenue.........................           18.9%           19.7%                        19.6%          20.7%


                                             (FOOTNOTES BEGIN ON FOLLOWING PAGE)

(FOOTNOTES FOR TABLES FROM PAGES 4 AND 5)


(a) Reflects the offering, the application of the estimated net proceeds from the offering to repay debt of $279.0 million based upon outstanding debt balances as of December 31, 1999 and March 31, 2000, and the resultant reduction of interest expense of $21.5 million for the year ended
    December 31, 1999 as if these events had occurred on January 1, 1999 and $5.7 million for the three months ended March 31, 2000 as if these events had occurred on January 1, 2000. Also reflects an increase in provision for income taxes of $8.4 million for the year ended December 31, 1999 and $2.2 million for the three months ended March 31, 2000 resulting from the decrease in interest expense. See "Use of Proceeds" and note (e) to the "Selected Consolidated Financial and Other Data."


(b) Operating expenses include salaries and benefits, provision for bad debts, supplies, rent, and other operating expenses, and exclude the items that are excluded for purposes of determining adjusted EBITDA as discussed in footnote (m) below.


(c) Includes Year 2000 remediation costs of $0.2 million in 1998 and $3.3 million in 1999.

(d) See notes 10 and 14 to the consolidated financial statements.

(e) At end of period.

(f) Licensed beds are the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.

(g) Beds in service are the number of beds that are readily available for patient use.

(h) Admissions represent the number of patients admitted for inpatient treatment.

(i) Adjusted admissions is a general measure of combined inpatient and outpatient volume. We computed adjusted admissions by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.

(j) Patient days represent the total number of days of care provided to inpatients.

(k) Average length of stay (days) represents the average number of days inpatients stay in our hospitals.

(l) We calculated percentages by dividing the average daily number of inpatients by the weighted average of beds in service.

(m) We define adjusted EBITDA as EBITDA adjusted to exclude cumulative effect of a change in accounting principle, impairment of long-lived assets, compliance settlement and Year 2000 remediation costs, and loss from hospital sales. EBITDA consists of income (loss) before interest, income taxes, depreciation and amortization, and amortization of goodwill. EBITDA and adjusted EBITDA should not be considered as measures of financial performance under generally accepted accounting principles. Items excluded from EBITDA and adjusted EBITDA are significant components in understanding and assessing financial performance. EBITDA and adjusted EBITDA are key measures used by management to evaluate our operations and provide useful information to investors. EBITDA and adjusted EBITDA should not be considered in isolation or as alternatives to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA and adjusted EBITDA are not measurements determined in accordance with generally accepted accounting principles and are thus susceptible to varying calculations, EBITDA and adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(n) Includes acquired hospitals to the extent we operated them during comparable periods in both years.

                                  RISK FACTORS

IF FEDERAL OR STATE HEALTHCARE PROGRAMS OR MANAGED CARE COMPANIES REDUCE THE PAYMENTS WE RECEIVE AS REIMBURSEMENT FOR SERVICES WE PROVIDE, OUR REVENUES MAY DECLINE.

    A large portion of our revenues come from the Medicare and Medicaid programs. In recent years, federal and state governments made significant changes in the Medicare and Medicaid programs. These changes have decreased the amount of money we receive for our services relating to these programs.

    In recent years, Congress and some state legislatures have introduced an increasing number of other proposals to make major changes in the healthcare system. Future federal and state legislation may further reduce the payments we receive for our services.

    In addition, insurance and managed care companies and other third parties from whom we receive payment for our services increasingly are attempting to control healthcare costs by requiring that hospitals discount their services in exchange for exclusive or preferred participation in their benefit plans. We believe that this trend may continue and may reduce the payments we receive for our services.

IF WE FAIL TO COMPLY WITH EXTENSIVE LAWS AND GOVERNMENT REGULATIONS, WE COULD SUFFER PENALTIES OR BE REQUIRED TO MAKE SIGNIFICANT CHANGES TO OUR OPERATIONS.

    The healthcare industry is required to comply with many laws and regulations at the federal, state, and local government levels. These laws and regulations require that hospitals meet various requirements, including those relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, compliance with building codes, and environmental protection. If we fail to comply with applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in the Medicare, Medicaid, and other federal and state healthcare programs.

    In addition, there are heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry, including the hospital segment. The ongoing investigations relate to various referral, cost reporting, and billing practices, laboratory and home healthcare services, and physician ownership and joint ventures involving hospitals.

    In the future, different interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs, and operating expenses.

IF WE FAIL TO COMPLY WITH THE MATERIAL TERMS OF OUR CORPORATE COMPLIANCE AGREEMENT, WE COULD BE EXCLUDED FROM GOVERNMENT HEALTHCARE PROGRAMS.


    In December 1997, we approached the Office of Inspector General of the U.S. Department of Health and Human Services and made a voluntary disclosure regarding reimbursements we received from the U.S. government programs from 1993 to 1997. The disclosure related to possible inaccurate practices and policies for the assignment of billing codes for inpatient services. We have executed a settlement agreement with the U.S. Department of Justice, the Inspector General, and all applicable state medical programs. Under the terms of this agreement, we will pay approximately $31 million to the appropriate governmental agencies in exchange for a release of civil claims relating to these reimbursements.


    As part of this settlement, we entered into a corporate compliance agreement with the Inspector General. Complying with our corporate compliance agreement will require additional efforts and costs.

Our failure to comply with the terms of the compliance agreement could subject us to civil and criminal penalties, including significant fines. In addition, failure to comply with the material terms of the compliance agreement could lead to suspension or disbarment from further participation in the federal and state healthcare programs, including Medicare and Medicaid. Any suspension or disbarment would restrict our ability to treat patients and receive reimbursement from these programs. See "Business of Community Health Systems--Compliance Program."

IF COMPETITION DECREASES OUR ABILITY TO ACQUIRE ADDITIONAL HOSPITALS ON FAVORABLE TERMS, WE MAY BE UNABLE TO EXECUTE OUR ACQUISITION STRATEGY.

    An important part of our business strategy is to acquire two to four hospitals each year in non-urban markets. However, not-for-profit hospital systems and other for-profit hospital companies generally attempt to acquire the same type of hospitals as we do. Some of these other purchasers have greater financial resources than we do. Our principal competitors for acquisitions include Health Management Associates, Inc. and Province Healthcare Company. In addition, some hospitals are sold through an auction process, which may result in higher purchase prices than we believe are reasonable. Therefore, we may not be able to acquire additional hospitals on terms favorable to us.

IF WE FAIL TO IMPROVE THE OPERATIONS OF ACQUIRED HOSPITALS, WE MAY BE UNABLE TO ACHIEVE OUR GROWTH STRATEGY.


    Some of the hospitals we have acquired had operating losses prior to the time we acquired them. We may be unable to operate profitably any hospital or other facility we acquire, effectively integrate the operations of any acquisitions, or otherwise achieve the intended benefit of our growth strategy.


IF WE ACQUIRE HOSPITALS WITH UNKNOWN OR CONTINGENT LIABILITIES, WE COULD BECOME LIABLE FOR MATERIAL OBLIGATIONS.

    Hospitals that we acquire may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. Although we seek indemnification from prospective sellers covering these matters, we may nevertheless have material liabilities for past activities of acquired hospitals.

STATE EFFORTS TO REGULATE THE SALE OF HOSPITALS OPERATED BY NOT-FOR-PROFIT ENTITIES COULD PREVENT US FROM ACQUIRING ADDITIONAL HOSPITALS AND EXECUTING OUR BUSINESS STRATEGY.

    Many states, including some where we have hospitals and others where we may in the future acquire hospitals, have adopted legislation regarding the sale or other disposition of hospitals operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts focus primarily on the appropriate valuation of the assets divested and the use of the proceeds of the sale by the non-profit seller. While these review and, in some instances, approval processes can add additional time to the closing of a hospital acquisition, we have not had any significant difficulties or delays in completing acquisitions. However, future actions on the state level could seriously delay or even prevent our ability to acquire hospitals.

STATE EFFORTS TO REGULATE THE CONSTRUCTION, ACQUISITION OR EXPANSION OF HOSPITALS COULD PREVENT US FROM ACQUIRING ADDITIONAL HOSPITALS, RENOVATING OUR FACILITIES OR EXPANDING THE BREADTH OF SERVICES WE OFFER.

    Some states require prior approval for the construction or acquisition of healthcare facilities and for the expansion of healthcare facilities and services. In giving approval, these states consider the need for additional or expanded healthcare facilities or services. In some states in which we operate, we are required to obtain certificates of need, known as CONs, for capital expenditures exceeding a prescribed amount, changes in bed capacity or services, and certain other matters. Other states may adopt similar legislation. We may not be able to obtain the required CONs or other prior approvals for additional or expanded facilities in the future. In addition, at the time we acquire a hospital, we may agree to replace or expand the facility we are acquiring. If we are not able to obtain required prior approvals, we would not be able to acquire additional hospitals and expand healthcare services.


OUR SIGNIFICANT INDEBTEDNESS COULD LIMIT OUR OPERATIONAL AND CAPITAL
FLEXIBILITY.



    As of March 31, 2000, on a pro forma basis after giving effect to the use of the net proceeds of the offering, we had total long term debt of $1,184.7 million or approximately 70.0% of our total capitalization.


    Our acquisition program requires substantial capital resources. In addition, the operations of our existing hospitals require ongoing capital expenditures. We may need to incur additional indebtedness to fund these acquisitions and expenditures. However, we may be unable to obtain sufficient financing on terms satisfactory to us.

    The degree to which we are leveraged could have other important consequences to holders of the common stock, including the following:


    - we must dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness; this reduces the funds available for our operations;


    - a portion of our borrowings are at variable rates of interest, which makes us vulnerable to increases in interest rates; and

    - our indebtedness contains numerous financial and other restrictive covenants, including restrictions on paying dividends, incurring additional indebtedness, and selling assets.


IF WE ARE UNABLE TO EFFECTIVELY COMPETE FOR PATIENTS, LOCAL RESIDENTS COULD USE OTHER HOSPITALS.



    The hospital industry is highly competitive. In addition to the competition we face for acquisitions and physicians, we must also compete with other hospitals and healthcare providers for patients. The competition among hospitals and other healthcare providers for patients has intensified in recent years. Our hospitals are located in non-urban service areas. Most of our hospitals face no direct competition because there are no other hospitals in their primary service areas. However, these hospitals do face competition from hospitals outside of their primary service area, including hospitals in urban areas that provide more complex services. These facilities generally are located in excess of 25 miles from our facilities. Patients in our primary service areas may travel to these other hospitals for a variety of reasons. These reasons include physician referrals or the need for services we do not offer. Patients who seek services from these other hospitals may subsequently shift their preferences to those hospitals for the services we do provide.


    Some of our hospitals operate in primary service areas where they compete with one other hospital. One of our hospitals competes with more than one other hospital in its primary service area. Some of these competing hospitals use equipment and services more specialized than those available at our hospitals. In addition, some of the hospitals that compete with us are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions. These hospitals can make capital expenditures without paying sales, property and income taxes. We also face competition from other specialized care providers, including outpatient surgery, orthopedic, oncology, and diagnostic centers.


    We expect that these competitive trends will continue. Our inability to compete effectively with other hospitals and other healthcare providers could cause local residents to use other hospitals. See "Business of Community Health Systems--Competition."

IF WE BECOME SUBJECT TO SIGNIFICANT LEGAL ACTIONS, WE COULD BE SUBJECT TO SUBSTANTIAL UNINSURED LIABILITIES.

    In recent years, physicians, hospitals, and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability, or related legal theories. Many of these actions involve large claims and significant defense costs. To protect us from the cost of these claims, we generally maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe to be appropriate for our operations. However, our insurance coverage may not cover all claims against us or continue to be available at a reasonable cost for us to maintain adequate levels of insurance.

IF FUTURE CASH FLOWS ARE INSUFFICIENT TO RECOVER THE CARRYING VALUE OF OUR GOODWILL, A MATERIAL NON-CASH CHARGE TO EARNINGS COULD RESULT.


    The Forstmann Little partnerships acquired our predecessor company in 1996 principally for cash. We recorded a significant portion of the purchase price as goodwill. We have also recorded as goodwill a portion of the purchase price for our subsequent hospital acquisitions. At March 31, 2000, we had $876.7 million of goodwill recorded on our books. We expect to recover the carrying value of this goodwill through our future cash flows. On an ongoing basis, we evaluate, based on projected undiscounted cash flows, whether we will be able to recover all or a portion of the carrying value of goodwill. If future cash flows are insufficient to recover the carrying value of our goodwill, we must write off a portion of the unamortized balance of goodwill. In 1998, in connection with our periodic review process, we determined that projected undiscounted cash flows from seven of our hospitals were below the carrying value of the long-lived assets associated with these hospitals. In accordance with generally accepted accounting principles, we adjusted the carrying value of these assets to their estimated fair value through an impairment charge of $164.8 million. Of this charge, goodwill accounted for $134.3 million. This impairment charge arose from various circumstances that were unique to each of the hospitals and adversely affected their prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


BECAUSE THE INITIAL PUBLIC OFFERING PRICE OF OUR COMMON STOCK EXCEEDS OUR NET TANGIBLE BOOK DEFICIT PER SHARE, INVESTORS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

    As a result of this offering, purchasers of the common stock in the offering will experience dilution in the amount of $21.56 per share. On a pro forma basis, our net tangible book deficit at March 31, 2000 would have been $414 million, or $5.56 per share of common stock. Present stockholders will experience an immediate and substantial decrease in net tangible book deficit in the amount of $6.90 per share of common stock.

IF OUR STOCK PRICE FLUCTUATES AFTER THE INITIAL OFFERING, YOU COULD LOSE A SIGNIFICANT PART OF YOUR INVESTMENT.


    Prior to the offering, there has been no public market for our common stock. We will list our common stock on the NYSE. We do not know if an active trading market will develop for our common stock or how the common stock will trade in the future. Negotiations between the underwriters and us will determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock due to changes in our operating performance or prospects.


    In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance or prospects of particular companies.

BECAUSE FORSTMANN LITTLE AND OUR MANAGEMENT CONTROL US, THEY WILL BE ABLE TO DETERMINE THE OUTCOME OF ALL MATTERS SUBMITTED TO OUR STOCKHOLDERS FOR APPROVAL, REGARDLESS OF THE PREFERENCES OF THE MINORITY STOCKHOLDERS.


    Following the offering, the Forstmann Little partnerships and our management will together own approximately three-fourths of our outstanding common stock. Accordingly, they will be able to:

    - elect our entire board of directors;

    - control our management and policies; and

    - determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

    The Forstmann Little partnerships and our management will also be able to prevent or cause a change in control of us and will be able to amend our certificate of incorporation and by-laws at any time. Their interests may conflict with the interests of the other holders of common stock.


IF EXISTING STOCKHOLDERS SELL THEIR COMMON STOCK, YOU COULD LOSE A SIGNIFICANT PART OF YOUR INVESTMENT.



    Sales of a substantial number of shares of common stock into the public market after the offering, or the perception that these sales could occur, could have a material adverse effect on our stock price. As of April 30, 2000 and giving effect to the recapitalization and the offering, there were 74,342,859 shares of common stock outstanding. We have granted to the Forstmann Little partnerships six demand rights to cause us to file, at our expense, a registration statement under the Securities Act covering resales of their shares. These shares, along with shares held by others who can participate in the registrations, will represent 74.78% of our outstanding common stock after the offering. The Forstmann Little partnerships have no present intent to exercise their demand registration rights, although they retain the right to do so. These shares may also be sold under Rule 144 of the Securities Act, depending on their holding period and subject to significant restrictions in the case of shares held by persons deemed to be our affiliates.


IF PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, WE MAY BE UNABLE TO CONSUMMATE A TRANSACTION THAT OUR STOCKHOLDERS CONSIDER FAVORABLE.

    Our certificate of incorporation and by-laws may discourage, delay, or prevent a merger or acquisition involving us that our stockholders may consider favorable by:

    - authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

    - providing for a classified board of directors, with staggered three-year terms; and

    - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings.

    Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. For a description you should read "Description of Capital Stock."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS WHICH COULD DIFFER FROM ACTUAL FUTURE RESULTS.

    Some of the matters discussed in this prospectus include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "thinks," and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include the following:

    - general economic and business conditions, both nationally and in the regions in which we operate;

    - demographic changes;


    - existing governmental regulations and changes in, or the failure to comply with, governmental regulations or our corporate compliance agreement;


    - legislative proposals for healthcare reform;

    - our ability, where appropriate, to enter into managed care provider arrangements and the terms of these arrangements;

    - changes in Medicare and Medicaid payment levels;

    - liability and other claims asserted against us;

    - competition;

    - our ability to attract and retain qualified personnel, including physicians;

    - trends toward treatment of patients in lower acuity healthcare settings;

    - changes in medical or other technology;

    - changes in generally accepted accounting principles;

    - the availability and terms of capital to fund additional acquisitions or replacement facilities; and

    - our ability to successfully acquire and integrate additional hospitals.

    Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise them or provide reasons why actual results may differ.

                                USE OF PROCEEDS

    We estimate our net proceeds from the offering, after deducting estimated expenses and underwriting discounts and commissions of $21.0 million, to be approximately $279.0 million. We will use these proceeds to repay senior debt outstanding under our credit agreement with The Chase Manhattan Bank and other lenders in the following priority: debt under our revolving credit facility; debt under our acquisition loan facility; and our term loans. Based upon our senior debt outstanding as of March 31, 2000, we will use these proceeds to repay approximately $145.0 million of senior debt under our revolving credit facility and $134.0 million of senior debt under our acquisition loan facility. These amounts include approximately $60.3 million of senior debt held by affiliates of the underwriters. The revolving credit facility and acquisition loan facility expire December 31, 2002. As of March 31, 2000, the effective interest rate for the revolving credit facility and acquisition loan facility was 8.19%. The term loans expire on December 31, 2005. As of March 31, 2000, the effective interest rate for the term loans was 9.49%.

    Any net proceeds received by us from the exercise by the underwriters of their over-allotment option will also be used to repay our senior debt in accordance with the priority specified above.

    We expect to borrow under the revolving credit facility as needed to fund our working capital needs and for general corporate purposes. We also expect to borrow under the acquisition loan facility as needed to fund the acquisition of additional hospitals. See "Business of Community Health Systems--Our Business Strategy--Grow Through Selective Acquisitions."

    See "Management--Relationships and Transactions between Community Health Systems and its Officers, Directors and 5% Beneficial Owners and their Family Members" and "Description of Indebtedness."

                                DIVIDEND POLICY

    We have not paid any cash dividends in the past, and we do not intend to pay any cash dividends for the foreseeable future. We intend to retain earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be dependent upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, and other factors deemed relevant by our board of directors. Our existing indebtedness limits our ability to pay dividends and make distributions to stockholders.

                                 CAPITALIZATION

    The following table sets forth our debt and capitalization as of March 31, 2000, on an actual basis and on a pro forma basis. The pro forma data reflect the offering and the use of the estimated net proceeds from the offering to repay a portion of the outstanding debt.

    In addition, you should read the following table in conjunction with Selected Consolidated Financial and Other Data, our consolidated financial statements and the accompanying notes, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Description of Indebtedness, which are contained later in this prospectus.


                                                                AS OF MARCH 31, 2000
                                                              ------------------------
                                                                ACTUAL      PRO FORMA
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
LONG-TERM DEBT:
  Credit facilities(a):
    Revolving credit loans..................................  $  145,000   $       --
    Acquisition loans.......................................     159,951       25,951
    Term loans..............................................     619,307      619,307
  Subordinated debentures...................................     500,000      500,000
  Taxable bonds.............................................      28,800       28,800
  Tax-exempt bonds..........................................       8,000        8,000
  Capital lease obligations and other debt..................      23,547       23,547
                                                              ----------   ----------
    Total debt..............................................   1,484,605    1,205,605
  Less current maturities...................................     (20,955)     (20,955)
                                                              ----------   ----------
    Total long-term debt(b).................................   1,463,650    1,184,650
                                                              ----------   ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value per share, 100,000,000
    shares authorized, none issued..........................          --           --
  Common stock, $.01 par value per share, 300,000,000 shares authorized; 56,793,516 shares issued and 55,592,859
    outstanding actual; 75,543,516 shares issued and
    74,342,859 outstanding pro forma........................         568          755
  Additional paid-in capital................................     483,235      762,048
  Accumulated deficit.......................................    (244,431)    (244,431)
  Treasury stock, at cost, 1,200,657 shares.................      (6,587)      (6,587)
  Notes receivable for common stock.........................      (1,932)      (1,932)
  Unearned stock compensation...............................        (159)        (159)
                                                              ----------   ----------
      Total stockholders' equity............................     230,694      509,694
                                                              ----------   ----------
      Total capitalization..................................  $1,694,344   $1,694,344
                                                              ==========   ==========


--------------------------


(a) These borrowings included amounts borrowed in connection with the acquisitions we completed on April 1, 2000.


(b) We also had letters of credit issued, primarily in support of our taxable and tax-exempt bonds, of approximately $43 million, reducing to $40 million by December 31, 2000.

                                    DILUTION

    At March 31, 2000, we had a net tangible book deficit of $693 million or $12.46 per share. Net tangible book deficit is the difference between our total tangible assets and our total liabilities. We determined the net tangible book deficit per share by dividing our tangible net book deficit by the total number of shares of common stock outstanding. After giving effect to the sale of the 18,750,000 shares of common stock offered by us in the offering at $16.00 per share, the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book deficit would have been approximately $414 million, or $5.56 per share of common stock. This represents an immediate increase in net tangible book value of $6.90 per share to existing stockholders and an immediate dilution of $21.56 per share to new investors purchasing shares of common stock in the offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............             $ 16.00
  Net tangible book deficit per share before the offering...  $(12.46)
  Increase in net tangible book value per share attributable
    to new investors........................................     6.90
                                                              -------
Pro forma net tangible book deficit per share after the
  offering..................................................               (5.56)
                                                                         -------
Dilution per share to new investors.........................             $ 21.56
                                                                         =======

    The following table sets forth, on a pro forma basis as of March 31, 2000, the number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid and the average price per share paid by our existing stockholders and to be paid by new investors in the offering at $16.00, the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus, and before deduction of estimated underwriting discounts and commissions:


                                         SHARES PURCHASED        TOTAL CONSIDERATION
                                      ----------------------   -----------------------   AVERAGE PRICE
                                        NUMBER      PERCENT       AMOUNT      PERCENT      PER SHARE
                                      -----------   --------   ------------   --------   -------------
Existing stockholders...............   55,592,859     74.78%   $496,478,000     62.33%      $ 8.93
New investors.......................   18,750,000     25.22%    300,000,000     37.67%       16.00
                                      -----------   -------    ------------   -------
    Total...........................   74,342,859    100.00%   $796,478,000    100.00%
                                      ===========   =======    ============   =======

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

    You should read the selected consolidated historical financial and other data below in conjunction with our consolidated financial statements and the accompanying notes. You should also read Management's Discussion and Analysis of Financial Condition and Results of Operations. All of these materials are contained later in this prospectus. We derived the consolidated historical financial data as of December 31, 1998 and 1999 and for the three years ended December 31, 1999 from our consolidated financial statements. We derived the historical data for the three months ended March 31, 1999 and March 31, 2000, and as of March 31, 2000, from our unaudited interim condensed consolidated financial statements. We adjusted the pro forma data for the offering and the use of the estimated net proceeds from the offering to repay a portion of outstanding debt as if these events had occurred on January 1, 1999 for the year ended December 31, 1999 and on January 1, 2000 for the three months ended
March 31, 2000 with respect to the consolidated statement of operations data and on December 31, 1999 and March 31, 2000 with respect to consolidated balance sheet data. We derived the selected consolidated financial and other data as of December 31, 1996 and 1997 for the period from July 1 through December 31, 1996 from our unaudited consolidated financial statements, which are not contained in this prospectus. We derived the selected consolidated financial and other data at December 31, 1995 and June 30, 1996 and for the year ended December 31, 1995 and the period from

January 1, 1996 through June 30, 1996 from the unaudited consolidated financial statements of our predecessor company, which are not contained in this prospectus.




                                   PREDECESSOR (a)
                              -------------------------
                                               PERIOD
                                                FROM         PERIOD FROM
                                             JANUARY 1         JULY 1                      YEAR ENDED DECEMBER 31,
                              YEAR ENDED      THROUGH          THROUGH      -----------------------------------------------------
                              DECEMBER 31,   JUNE 30,        DECEMBER 31,                                              PRO FORMA
                               1995(b)        1996(c)          1996(d)         1997          1998          1999         1999(e)
                              ------------   ----------      ------------   -----------   -----------   -----------   -----------

                                                    (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
  Net operating revenues....    $547,926     $  294,166      $   327,922    $   742,350   $   854,580   $ 1,079,953   $ 1,079,953
  Operating expenses (f)....     453,173        291,712(g)       270,319        620,112       688,190       875,768       875,768
  Depreciation and
    amortization............      35,944         17,558           18,858         43,753        49,861        56,943        56,943
  Amortization of
    goodwill................         223            164           11,627         25,404        26,639        24,708        24,708
  Impairment of long-lived
    assets and relocation
    costs...................      25,400         15,655               --             --       164,833            --            --
  Compliance settlement and
    Year 2000 remediation
    costs (h)...............          --             --               --             --        20,209        17,279        17,279
  Loss from hospital
    sales...................          --          3,146               --             --            --            --            --
                                --------     ----------      -----------    -----------   -----------   -----------   -----------
  Income (loss) from
    operations..............      33,186        (34,069)          27,118         53,081       (95,152)      105,255       105,255
  Interest expense, net.....      18,790          8,930           38,964         89,753       101,191       116,491        94,963
                                --------     ----------      -----------    -----------   -----------   -----------   -----------
  Income (loss) before
    cumulative effect of a
    change in accounting
    principle and income
    taxes...................      14,396        (42,999)         (11,846)       (36,672)     (196,343)      (11,236)       10,292
  Provision for (benefit
    from) income taxes......       4,443        (15,747)           1,256         (4,501)      (13,405)        5,553        13,949
                                --------     ----------      -----------    -----------   -----------   -----------   -----------
  Income (loss) before
    cumulative effect of a
    change in accounting
    principle...............       9,953        (27,252)         (13,102)       (32,171)     (182,938)      (16,789)       (3,657)
  Cumulative effect of a
    change in accounting
    principle, net of
    taxes...................          --             --               --             --          (352)           --            --
                                --------     ----------      -----------    -----------   -----------   -----------   -----------
  Net income (loss).........    $  9,953     $  (27,252)     $   (13,102)   $   (32,171)  $  (183,290)  $   (16,789)  $    (3,657)
                                ========     ==========      ===========    ===========   ===========   ===========   ===========
  Basic and diluted income
    (loss) per common share:
    Income (loss) before
      cumulative effect of a
      change in accounting
      principle.............                                 $     (0.24)   $     (0.60)  $     (3.39)  $     (0.31)  $     (0.05)
    Cumulative effect of a
      change in accounting
      principle.............                                          --             --         (0.01)           --            --
                                                             -----------    -----------   -----------   -----------   -----------
    Net income (loss).......                                 $     (0.24)   $     (0.60)  $     (3.40)  $     (0.31)  $     (0.05)
                                                             ===========    ===========   ===========   ===========   ===========
  Weighted-average number of
    shares outstanding,
    basic and diluted (i)...                                  53,317,547     53,568,891    53,892,388    54,258,465    73,008,481
                                                             ===========    ===========   ===========   ===========   ===========
CONSOLIDATED BALANCE SHEET
  DATA (AS OF END OF PERIOD
  OR YEAR)
  Cash and cash
    equivalents.............    $ 14,282     $   10,410      $    26,588    $     7,663   $     6,719   $     4,282   $     4,282
  Total assets..............     547,910        506,323        1,630,630      1,643,521     1,747,016     1,895,084     1,895,084
  Long-term obligations.....     258,779        246,216        1,009,698      1,053,450     1,273,502     1,430,099     1,171,754
  Stockholders' equity......     212,852        165,879          465,673        433,625       246,826       229,708       508,708
                                                                        (CONTINUED ON FOLLOWING PAGE; FOOTNOTES BEGIN ON PAGE 18)


                                                   PREDECESSOR (a)
                                            ------------------------------
                                                           PERIOD FROM       PERIOD FROM
                                                            JANUARY 1           JULY 1
                                            YEAR ENDED       THROUGH           THROUGH             YEAR ENDED DECEMBER 31,
                                            DECEMBER 31,    JUNE 30,         DECEMBER 31,    ------------------------------------
                                             1995(b)         1996(c)           1996(d)          1997         1998         1999
                                            ------------   ---------------   -------------   ----------   ----------   ----------

                                                                           (DOLLARS IN THOUSANDS)
SELECTED OPERATING DATA
  Number of hospitals (j).................          36               29                35            37           41           46
  Licensed beds (j)(k)....................       3,298            2,641             3,222         3,288        3,644        4,115
  Beds in service (j)(l)..................       2,519            2,005             2,311         2,543        2,776        3,123
  Admissions (m)..........................      76,347           34,876            40,246        88,103      100,114      120,414
  Adjusted admissions (n).................     118,042           56,136            68,059       153,618      177,075      217,006
  Patient days (o)........................     404,453          168,995           183,809       399,012      416,845      478,658
  Average length of stay (days) (p).......         5.3              4.8               4.6           4.5          4.2          4.0
  Occupancy rate (beds in service) (q)....        44.0%            46.3%             43.2%         43.1%        43.3%        44.1%
  Net inpatient revenue as a % of total
    net revenue...........................        63.0%            61.1%             58.3%         57.3%        55.7%        52.7%
  Net outpatient revenue as a % of total
    net revenue...........................        35.4%            37.5%             40.4%         41.5%        42.6%        45.5%

  Adjusted EBITDA (r).....................    $ 94,753       $    2,454(g)    $    57,603    $  122,238   $  166,390    $ 204,185
  Adjusted EBITDA as a % of net revenue...        17.3%             0.8%             17.6%         16.5%        19.5%        18.9%

  Net cash flows provided by (used in)
    operating activities..................    $ 47,899       $   30,081       $     2,953    $   21,544   $   15,719   $  (11,746)
  Net cash flows used in investing
    activities............................    $(71,414)      $  (25,067)      $(1,259,268)   $  (76,651)  $ (236,553)  $ (155,541)
  Net cash flows provided by (used in)
    financing activities..................    $  5,659       $   (8,886)      $ 1,282,903    $   36,182   $  219,890   $  164,850


                                                                     Three Months Ended March
                                                                                31,
                                                              ---------------------------------------
                                                                                           PRO FORMA
                                                                 1999          2000         2000(e)
                                                              -----------   -----------   -----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT SHARE AND
                                                                          PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
  Net operating revenues....................................  $   263,004   $   308,651   $   308,651
  Operating expenses(f).....................................      210,734       248,570       248,570
  Depreciation and amortization.............................       13,033        16,380        16,380
  Amortization of goodwill..................................        5,677         6,168         6,168
  Year 2000 remediation costs...............................          300            --            --
                                                              -----------   -----------   -----------
  Income from operations....................................       33,260        37,533        37,533
  Interest expense, net.....................................       26,762        32,683        26,943
                                                              -----------   -----------   -----------
  Income before income taxes................................        6,498         4,850        10,590
  Provision for income taxes................................        4,580         3,929         6,168
                                                              -----------   -----------   -----------
  Net income................................................  $     1,918   $       921   $     4,422
                                                              ===========   ===========   ===========

  Net income per common share:
    Basic...................................................  $      0.04   $      0.02   $      0.06
    Diluted.................................................  $      0.03   $      0.02   $      0.06

  Weighted average number of shares outstanding:
    Basic...................................................   54,128,085    54,369,202    73,119,202
                                                              ===========   ===========   ===========
    Diluted.................................................   55,607,631    55,857,980    74,607,980
                                                              ===========   ===========   ===========




CONSOLIDATED BALANCE SHEET DATA (AS OF END OF PERIOD)
  Cash and cash equivalents.................................  $   10,885    $   10,885
  Total assets..............................................   1,935,730     1,935,730
  Long-term obligations.....................................   1,488,018     1,209,018
  Stockholders' equity......................................     230,694       509,694

                       (CONTINUED ON FOLLOWING PAGE; FOOTNOTES BEGIN ON FOLLOWING PAGE)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
SELECTED OPERATING DATA
  Number of hospitals (j)...................................        43         47
  Licensed beds (j)(k)......................................     3,903      4,223
  Beds in service (j)(l)....................................     2,952      3,281
  Admissions (m)............................................    31,516     34,704
  Adjusted admissions (m)...................................    53,637     62,309
  Patient days (o)..........................................   131,698    138,473
  Average length of stay (days) (p).........................       4.2        4.0
  Occupancy rate (beds in service) (q)......................      51.4%      47.4%
  Net inpatient revenue as a % of total net revenue.........      55.5%      52.4%
  Net outpatient revenue as a % of total net revenue........      43.0%      45.8%

  Adjusted EBITDA (r).......................................  $ 52,270   $ 60,081
  Adjusted EBITDA as a % of net revenue.....................      19.9%      19.5%

  Net cash flows used in operating activities...............  $(18,860)  $ (4,945)
  Net cash flows used in investing activities...............  $(66,143)  $(38,423)
  Net cash flows provided by financing activities...........  $ 89,595   $ 49,971


--------------------------

(a) Effective in July 1996, we acquired all of the outstanding common stock of our principal subsidiary, CHS/ Community Health Systems, Inc. The predecessor company had a substantially different capital structure compared to ours. Because of the limited usefulness of the earnings per share information for the predecessor company, these amounts have been excluded.

(b) Includes nine hospitals divested or held for divestiture in 1996.

(c) Includes two acquisitions.

(d) Includes six acquisitions.

(e) Reflects the offering, the application of the estimated net proceeds from the offering to repay debt of $279.0 million based upon outstanding debt balances as of December 31, 1999 and March 31, 2000, and the resultant reduction of interest expense of $21.5 million as if these events had occured on January 1, 1999 for the year ended December 31, 1999 and $5.7 million as if these events had occurred on January 1, 2000 for the three months ended March 31, 2000. Also reflects an increase in provision for income taxes of $8.4 million for the year ended December 31, 1999 and $2.2 million for the three months ended March 31, 2000, resulting from the decrease in interest expense. See "Use of Proceeds." These adjustments are detailed as follows:

    (1) To adjust interest expense to reflect the following:

       - For the year ended December 31, 1999, interest expense on the revolving credit loans totaling $8.2 million has been excluded, giving effect to the repayment of $109.8 million in outstanding borrowings with the proceeds from the offering using an assumed weighted average interest rate of 7.43%. For the three months ended March 31, 2000, interest expense on the revolving credit loans totaling $3.0 million has been excluded, giving effect to the repayment of $145.0 million in outstanding borrowings with the proceeds from the offering using an assumed weighted average interest rate of 8.27%.

       - For the year ended December 31, 1999, interest expense on the acquisition loans totaling $10.3 million has been excluded, giving effect to the repayment of $138.5 million in outstanding borrowings with proceeds from the offering using an assumed weighted average interest rate of 7.43%. For the three months ended March 31, 2000, interest expense on the acquisition loans totaling $2.7 million has been excluded, giving effect to the repayment of $134.0 million in outstanding borrowings with proceeds from the offering using an assumed weighted average interest rate of 8.19%.

       - For the year ended December 31, 1999, interest expense on the term loans totaling $3.0 million has been excluded, giving effect to the repayment of $30.7 million in outstanding borrowings with the proceeds from the offering using an assumed weighted average interest rate of 10.03%.


    (2) The adjustment to the pro forma provision for income taxes, computed using a 39% statutory income tax rate, was $8.4 million for the year ended December 31, 1999 and $2.2 million for the three months ended March 31, 2000 for the tax effect of the above-noted pro forma adjustments.


                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(f) Operating expenses include salaries and benefits, provision for bad debts, supplies, rent, and other operating expenses, and exclude the items that are excluded for purposes of determining adjusted EBITDA as discussed in footnote (r) below.

(g) Includes $47.5 million of expense resulting from the cancellation of stock options associated with the acquisition of our principal subsidiary as discussed in footnote (a).

(h) Includes Year 2000 remediation costs of $0.2 million in 1998 and $3.3 million in 1999.

(i) See notes 10 and 14 to the consolidated financial statements.

(j) At end of period.

(k) Licensed beds are the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.

(l) Beds in service are the number of beds that are readily available for patient use.

(m) Admissions represent the number of patients admitted for inpatient treatment.

(n) Adjusted admissions is a general measure of combined inpatient and outpatient volume. We computed adjusted admissions by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.

(o) Patient days represent the total number of days of care provided to inpatients.

(p) Average length of stay (days) represents the average number of days inpatients stay in our hospitals.

(q) We calculated percentages by dividing the daily average number of inpatients by the weighted average of beds in service.

(r) We define adjusted EBITDA as EBITDA adjusted to exclude cumulative effect of a change in accounting principle, impairment of long-lived assets and relocation costs, compliance settlement and Year 2000 remediation costs, and loss from hospital sales. EBITDA consists of income (loss) before interest, income taxes, depreciation and amortization, and amortization of goodwill. EBITDA and adjusted EBITDA should not be considered as measures of financial performance under generally accepted accounting principles. Items excluded from EBITDA and adjusted EBITDA are significant components in understanding and assessing financial performance. EBITDA and adjusted EBITDA are key measures used by management to evaluate our operations and provide useful information to investors. EBITDA and adjusted EBITDA should not be considered in isolation or as alternatives to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA and adjusted EBITDA are not measurements determined in accordance with generally accepted accounting principles and are thus susceptible to varying calculations, EBITDA and adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

    You should read this discussion together with our consolidated financial statements and the accompanying notes and Selected Consolidated Financial and Other Data included elsewhere in this prospectus.

OVERVIEW

    We are the largest non-urban provider of general hospital healthcare services in the United States in terms of number of facilities and the second largest in terms of revenues and EBITDA. As of December 31, 1999, we owned, leased or operated 46 hospitals, geographically diversified across 20 states, with an aggregate of 4,115 licensed beds. In over 80% of our markets, we are the sole provider of general hospital healthcare services. In most of our other markets, we are one of two providers of general hospital healthcare services. For the fiscal year ended December 31, 1999, we generated $1.08 billion in net operating revenues and $204.2 million in adjusted EBITDA. We achieved revenue growth of 26.4% in 1999 and 15.1% in 1998. We also achieved growth in adjusted EBITDA of 22.7% in 1999 and 36.1% in 1998.

ACQUISITIONS


    On March 1, 2000, we acquired Southampton Memorial Hospital, a 105 bed hospital located in Franklin, Virginia. On April 1, 2000, we acquired Lakeview Community Hospital, a 74 bed hospital located in Eufaula, Alabama and Northeastern Regional Hospital, a 50 bed hospital located in Las Vegas, New Mexico. We acquired all three hospitals from tax-exempt entities for an aggregate consideration of approximately $37 million, including working capital. Each of these hospitals is the sole provider of general hospital services in its community.


    During 1999, we acquired, through three purchases and one capital lease transaction, most of the assets, including working capital, of four hospitals. The consideration for the four hospitals totaled $77.8 million. This consideration consisted of $59.7 million in cash, which we borrowed under our acquisition loan facility, and assumed liabilities of $18.1 million. We prepaid the entire lease obligation relating to the lease transaction. We included the prepayment as part of the cash consideration. We also opened one additional hospital, after completion of construction, at a cost of $15.3 million. This owned hospital replaced a hospital that we managed.

    During 1998, we acquired, through two purchase and two capital lease transactions, most of the assets, including working capital, of four hospitals. The consideration for the four hospitals totaled $218.6 million. This consideration consisted of $169.8 million in cash, which we borrowed under our acquisition loan facility, and assumed liabilities of $48.8 million. We prepaid the entire lease obligation relating to each lease transaction. We included the prepayment as part of the cash consideration. Also, effective December 1, 1998, we entered into an operating agreement relating to a 38 licensed bed hospital. We also purchased the working capital accounts of that hospital. The cash payment made for this hospital was $2.8 million. Pursuant to this operating agreement, upon specified conditions being met, we will be obligated to construct a replacement hospital and to purchase for $0.9 million the remaining assets of the hospital. Upon completion, all rights of ownership and operation will transfer to us.

    During 1997, we exercised a purchase option under an operating lease and acquired two hospitals through capital lease transactions. The consideration for these three hospitals totaled $46.1 million, including working capital. This consideration consisted of $36.3 million in cash, which we borrowed under our acquisition loan facility, and assumed liabilities of $9.8 million. We prepaid the entire lease obligation relating to each lease transaction. We included the prepayment as part of the cash consideration.

    Goodwill from the acquisition of our predecessor company in 1996 was $679.5 million and from subsequent hospital acquisitions was $197.2 million as of March 31, 2000. Based on management's assessment of the goodwill's estimated useful life, we generally amortize our goodwill over 40 years. Goodwill represented 380% of our shareholders' equity as of March 31, 2000; the amount of goodwill amortized equaled 16.4% of our income from operations for the three-month period ended March 31, 2000. Significant adverse changes in facts regarding our industry, markets and operations could cause our management to shorten the estimated useful life used to amortize our goodwill. This could result in material increases in amortization of goodwill, or cause impairments to the carrying amount of such goodwill, resulting in a non-cash charge which would reduce operating income.



    In the future, we intend to acquire, on a selective basis, two to four hospitals in our target markets annually. Because of the financial impact of acquisitions, it is difficult to make meaningful comparisons between our financial statements for the periods presented. Because EBITDA margins at hospitals we acquire are, at the time of acquisition, lower than those of our existing hospitals, acquisitions can negatively affect our EBITDA margins on a consolidated basis.


    At March 31, 2000, we segregated the carrying amounts of two of our hospitals from our remaining assets. These carrying amounts are classified in our unaudited interim condensed consolidated balance sheet as of March 31, 2000, as long-term assets of facilities held for disposition. On May 1, 2000, we divested one of these facilities. We do not expect the impact of any gain or loss on our financial results to be material.

SOURCES OF REVENUE

    Net operating revenues include amounts estimated by management to be reimbursable by Medicare and Medicaid under prospective payment systems and provisions of cost-reimbursement and other payment methods. Approximately 55% of net operating revenues for the year ended December 31, 1997, 49% for the year ended December 31, 1998, and 48% for the year ended December 31, 1999, are related to services rendered to patients covered by the Medicare and Medicaid programs. In addition, we are reimbursed by non-governmental payors using a variety of payment methodologies. Amounts we receive for treatment of patients covered by these programs are generally less than the standard billing rates. We account for the differences between the estimated program reimbursement rates and the standard billing rates as contractual adjustments, which we deduct from gross revenues to arrive at net operating revenues. Final settlements under some of these programs are subject to adjustment based on administrative review and audit by third parties. We record adjustments to the estimated billings in the periods that such adjustments become known. We account for adjustments to previous program reimbursement estimates as contractual adjustments and report them in future periods as final settlements are determined. Adjustments related to final settlements or appeals that increased revenue were insignificant in each of the years ended December 31, 1997, 1998 and 1999. Net amounts due to third-party payors as of December 31, 1998 were $19.9 million and as of December 31, 1999 were $9.1 million. We included these amounts in accrued liabilities--other in the accompanying balance sheets. Substantially all Medicare and Medicaid cost reports are final settled through 1996.

    We expect the percentage of revenues received from the Medicare program to increase due to the general aging of the population and the restoration of some payments under the Balanced Budget Refinement Act of 1999. The payment rates under the Medicare program for inpatients are based on a prospective payment system, based upon the diagnosis of a patient. While these rates are indexed for inflation annually, the increases have historically been less than actual inflation. Reductions in the rate of increase in Medicare reimbursement may have an adverse impact on our net operating revenue growth.

    Based on our preliminary assessment of the recently released final regulations implementing Medicare's new prospective payment system for outpatient hospital care, we expect its impact to be favorable but not material to our future operating results. The Health Care Financing Administration estimates that this new prospective payment system will result in an overall 9.7% increase in projected outpatient payments starting July 1, 2000, eliminating a projected 5.7% reduction in payments mandated by the Balance Budget Act of 1997.

    In addition, Medicaid programs, insurance companies, and employers are actively negotiating the amounts paid to hospitals as opposed to their standard rates. The trend toward increased enrollment in managed care may adversely affect our net operating revenue growth.

RESULTS OF OPERATIONS

    Our hospitals offer a variety of services involving a broad range of inpatient and outpatient medical and surgical services. These include orthopedics, cardiology, OB/GYN, occupational medicine, rehabilitation treatment, home health, and skilled nursing. The strongest demand for hospital services generally occurs during January through April and the weakest demand for these services occurs during the summer months. Accordingly, eliminating the effect of new acquisitions, our net operating revenues and earnings are generally highest during the first quarter and lowest during the third quarter.

    The following tables summarize, for the periods indicated, selected operating data.


                                                                                                        THREE MONTHS
                                                                                                           ENDED
                                                               YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                         ------------------------------------      ----------------------
                                                           1997          1998          1999          1999          2000
                                                         --------      --------      --------      --------      --------
                                                                   (EXPRESSED AS A PERCENTAGE OF NET OPERATING
                                                                                    REVENUES)
Net operating revenues.............................       100.0         100.0         100.0         100.0         100.0
Operating expenses (a).............................       (83.5)        (80.5)        (81.1)        (80.1)        (80.5)
                                                          -----         -----         -----         -----         -----
Adjusted EBITDA (b)................................        16.5          19.5          18.9          19.9          19.5
Depreciation and amortization......................        (5.9)         (5.8)         (5.3)         (5.0)         (5.3)
Amortization of goodwill...........................        (3.4)         (3.1)         (2.3)         (2.2)         (2.0)
Impairment of long-lived assets....................        --           (19.3)         --            --            --
Compliance settlement and Year 2000 remediation
  costs (c)........................................        --            (2.4)         (1.6)         (0.1)         --
                                                          -----         -----         -----         -----         -----
Income (loss) from operations......................         7.2         (11.1)          9.7          12.6          12.2
Interest, net......................................       (12.1)        (11.8)        (10.8)        (10.2)        (10.6)
                                                          -----         -----         -----         -----         -----
Income (loss) before cumulative effect of a change
  in accounting principle and income taxes.........        (4.9)        (22.9)         (1.1)          2.4           1.6
Provision for (benefit from) income taxes..........        (0.6)         (1.5)           .5          (1.7)         (1.3)
                                                          -----         -----         -----         -----         -----
Income (loss) before cumulative effect of a change
  in accounting principle..........................        (4.3)        (21.4)         (1.6)          0.7           0.3
                                                          =====         =====         =====         =====         =====

                                                                                              THREE MONTHS
                                                                        YEAR ENDED               ENDED
                                                                       DECEMBER 31,            MARCH 31,
                                                                  ----------------------      ------------
                                                                    1998          1999            2000
                                                                  --------      --------      ------------
                                                                         (EXPRESSED IN PERCENTAGES)
PERCENTAGE CHANGE FROM PRIOR PERIOD:
  Net operating revenues....................................        15.1          26.4            17.4
  Admissions................................................        13.6          20.3            10.1
  Adjusted admissions (d)...................................        15.3          22.6            16.2
  Average length of stay....................................        (6.7)         (4.8)           (4.8)
  Adjusted EBITDA...........................................        36.1          22.7            14.9
SAME HOSPITALS PERCENTAGE CHANGE FROM PRIOR PERIOD (e):
  Net operating revenues....................................         2.5           7.6             8.0
  Admissions................................................         4.3           4.9             1.7
  Adjusted admissions.......................................         6.4           7.7             6.5
  Adjusted EBITDA...........................................        11.7          12.6            14.1

--------------------------

(a) Operating expenses include salaries and benefits, provision for bad debts, supplies, rent, and other operating expenses, and exclude the items that are excluded for purposes of determining adjusted EBITDA as discussed in footnote (b) below.

(b) We define adjusted EBITDA as EBITDA adjusted to exclude cumulative effect of a change in accounting principle, impairment of long-lived assets, compliance settlement and Year 2000 remediation costs, and loss from hospital sales. EBITDA consists of income (loss) before interest, income taxes, depreciation and amortization, and amortization of goodwill. EBITDA and adjusted EBITDA should not be considered as measures of financial performance under generally accepted accounting principles. Items excluded from EBITDA and adjusted EBITDA are significant components in understanding and assessing financial performance. EBITDA and adjusted EBITDA are key measures used by management to evaluate our operations and provide useful information to investors. EBITDA and adjusted EBITDA should not be considered in isolation or as alternatives to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA and adjusted EBITDA are not measurements determined in accordance with generally accepted accounting principles and are thus susceptible to varying calculations, EBITDA and adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(c) Includes Year 2000 remediation costs representing 0.0% in 1998 and 0.3% in 1999.

(d) Adjusted admissions is a general measure of combined inpatient and outpatient volume. We computed adjusted admissions by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.

(e) Includes acquired hospitals to the extent we operated them during comparable periods in both years.

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

    Net operating revenues increased by 17.4% to $308.7 million for the three months ended March 31, 2000 from $263.0 million for the three months ended
March 31, 1999. Of the $45.7 million increase in net operating revenues, the six hospitals we acquired in 1999 and 2000 contributed approximately $25.4 million, and hospitals we owned throughout both periods contributed $20.3 million, an increase of 8.0%. The increase from hospitals owned throughout both periods was attributable primarily to volume increases.


    Inpatient admissions increased by 10.1%. Adjusted admissions increased by 16.2%. Adjusted admissions is a general measure of combined inpatient and outpatient volume. We computed adjusted admissions by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues. Average length of stay decreased by 4.8%. On a same-hospital basis, inpatient admissions increased by 1.7% and adjusted admissions increased by 6.5%. The increase in same hospital inpatient admissions and adjusted admissions was due primarily to an increase in services offered, physician relationship development efforts and the addition of physicians through our focused recruitment program. We experienced this increase in inpatient admissions notwithstanding a higher incidence of flu in the three months ended March 31, 1999. On a same-hospital basis, net outpatient operating revenues increased 14.5%. Outpatient growth reflects the continued trend toward a preference for outpatient procedures, where appropriate, by patients, physicians, and payors.


    Operating expenses, as a percentage of net operating revenues, increased from 80.1% for the three months ended March 31, 1999 to 80.5% for the three months ended March 31, 2000, primarily due to higher operating expenses and lower initial adjusted EBITDA margins associated with acquired hospitals and one recently constructed hospital. Adjusted EBITDA margin decreased from 19.9% for the three months ended March 31, 1999 to 19.5% for the three months ended
March 31, 2000. Operating expenses include salaries and benefits, provision for bad debts, supplies, rent and other operating expenses. Salaries and benefits, as a percentage of net operating revenues, increased to 39.0% from 38.6% for the comparable periods, due to acquisitions of hospitals in 1999 and 2000 having higher salaries and benefits as a percentage of net operating revenues. Provisions for bad debts, as a percentage of net operating revenues, increased to 9.1% from 8.6% for the comparable periods due to an increase in self-pay revenues and payor remittance slowdowns in part caused by Year 2000 compliant program conversions. Supplies, as a percentage of net operating revenues, decreased to 11.7% from 12.1%. Rent and other operating expenses, as a percentage of net operating revenues, decreased to 20.8% from 21.0% for the comparable periods.

    On a same-hospital basis, operating expenses as a percentage of net operating revenues decreased from 80.4% for the three months ended March 31, 1999 to 79.3% for the three months ended March 31, 2000. We achieved these efficiency and productivity gains by reaching target staffing ratios and improving compliance with national purchasing contacts. Operating expenses improved as a percentage of net operating revenues in every major category except provision for bad debts.

    Depreciation and amortization increased by $3.4 million from $13.0 million for the three months ended March 31, 1999 to $16.4 million for the three months ended March 31, 2000. The six hospitals acquired in 1999 and 2000 accounted for $1.0 million of the increase and facility renovations and purchases of equipment, including purchases of medical equipment and information systems upgrades related to Year 2000, accounted for the remaining $2.4 million.

    Amortization of goodwill increased by $0.5 million from $5.7 million for the three months ended March 31, 1999 to $6.2 milion for the three months ended March 31, 2000. The increase was related to the six hospitals acquired in 1999 and the first quarter of 2000.

    Interest, net increased by $5.9 million from $26.8 million for the three months ended March 31, 1999 to $32.7 million for the three months ended
March 31, 2000. The six hospitals acquired in 1999 and the first quarter of 2000 accounted for approximately $1.5 million of the increase and borrowings under our credit agreement to finance capital expenditures and an increase in average interest rates accounted for the remaining $4.4 million.


    Income before income taxes decreased from $6.5 million for the three months ended March 31, 1999 to $4.9 million for the three months ended March 31, 2000 primarily as a result of $0.8 million in additional depreciation expense related to purchases of medical equipment and information systems upgrades related to Year 2000, $2.9 million increase in interest expense related to an increase in our average interest rates between the three months ended March 31, 1999 and the comparable period of 2000, and $1.0 million in initial operating losses at a recently constructed facility.

    Provision for income taxes decreased from $4.6 million for the three months ended March 31, 1999 to $3.9 million for the three months ended March 31, 2000.

    Net income was $0.9 million for the three months ended March 31, 2000 compared to $1.9 million for the three months ended March 31, 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998


    Net operating revenues increased by 26.4% to $1,080.0 million in 1999 from $854.6 million in 1998. Of the $225.4 million increase in net operating revenues, the nine hospitals we acquired, including one constructed, in 1998 and 1999, contributed $160.6 million and nine hospitals we owned throughout both periods contributed $64.8 million. The $64.8 million, or 7.6%, increase in same hospitals net operating revenues was attributable primarily to inpatient and outpatient volume increases, partially offset by a decrease in reimbursement. In 1999, we experienced an estimated $23 million of reductions from the Balanced Budget Act of 1997. We have experienced lower payments from a number of payors, resulting primarily from:


    - reductions mandated by the Balanced Budget Act of 1997, particularly in the areas of reimbursement for Medicare outpatient, capital, bad debts, home health, and skilled nursing;

    - reductions in various states' Medicaid programs; and

    - reductions in length of stay for patients not reimbursed on an admission basis.

We expect the Balanced Budget Refinement Act of 1999 to lessen the impact of these reductions in future periods.

    Inpatient admissions increased by 20.3%. Adjusted admissions increased by 22.6%. Average length of stay decreased by 4.8%. On a same hospitals basis, inpatient admissions increased by 4.9% and adjusted admissions increased by 7.7%. The increase in same hospitals inpatient admissions and adjusted admissions was due primarily to an increase in services offered, physician relationship development efforts, and the addition of physicians through our focused recruitment program. On a same hospitals basis, net outpatient operating revenues increased 14.8%. Outpatient growth reflects the continued trend toward a preference for outpatient procedures, where appropriate, by patients, physicians, and payors.

    Operating expenses, as a percentage of net operating revenues, increased from 80.5% in 1998 to 81.1% in 1999 due to higher operating expenses and lower initial adjusted EBITDA margins associated with acquired hospitals and one recently constructed hospital. Adjusted EBITDA margin decreased from 19.5% in 1998 to 18.9% in 1999. Salaries and benefits, as a percentage of net operating revenues, increased to 38.8% in 1999 from 38.4% in 1998, due to acquisitions of hospitals in 1998 and 1999 having higher salaries and benefits as a percentage of net operating revenues than our 1998 results. Provision for bad debts, as a percentage of net operating revenues, increased to 8.8% in 1999 from 8.1% in 1998 due to an increase in self-pay revenues and payor remittance slowdowns in part caused by Year 2000 conversions. Supplies, as a percentage of net operating revenues, decreased to 11.7% in 1999 from 11.8% in 1998. Rent and other operating expenses, as a percentage of net operating revenues, decreased to 21.7% in 1999 from 22.3% in 1998.

    On a same hospitals basis, operating expenses as a percentage of net operating revenues decreased from 81.1% in 1998 to 80.3% in 1999 and adjusted EBITDA margin increased from 18.9% in 1998 to 19.7% in 1999. These efficiency and productivity gains resulted from the achievement of target staffing ratios and improved compliance with national purchasing contracts. Operating expenses improved as a percentage of net operating revenues in every major category except provision for bad debts.

    Depreciation and amortization increased by $7 million from $49.9 million in 1998 to $56.9 million in 1999. The nine hospitals acquired in 1998 and 1999 accounted for $7.1 million of the increase and facility renovations and purchases of equipment accounted for the remaining $3.3 million. These increases were offset by a $3.4 million reduction in depreciation and amortization related to the 1998 impairment write-off of certain assets.

    Amortization of goodwill decreased by $1.9 million from $26.6 million in 1998 to $24.7 million in 1999. The 1998 impairment charge resulted in a $3.6 million reduction in amortization of goodwill, offset by an increase of $1.7 million primarily related to the nine hospitals acquired in 1998 and 1999.

    Interest, net increased by $15.3 million from $101.2 million in 1998 to $116.5 million in 1999. The nine hospitals acquired in 1998 and 1999 accounted for $10.2 million of the increase, and borrowings under our credit agreement to finance capital expenditures accounted for the remaining $5.1 million.

    Loss before cumulative effect of a change in accounting principle and income taxes for 1999 was $11.2 million compared to a loss of $196.3 million in 1998. A majority of this variance was due to a $164.8 million charge for impairment of long-lived assets recorded in 1998. In December 1998, in connection with our periodic review process, we determined that as a result of adverse changes in physician relationships, undiscounted cash flows from seven of our hospitals were below the carrying value of long-lived assets associated with those hospitals. Therefore, in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," we adjusted the carrying value of the related long-lived assets, primarily goodwill, to their estimated fair value. We based the estimated fair values of these hospitals on specific market appraisals.

    The provision for income taxes in 1999 was $5.6 million compared to a benefit of $13.4 million in 1998. Due to the non-deductible nature of certain goodwill amortization and the goodwill portion of the 1998 impairment charge, the resulting effective tax rate is in excess of the statutory rate.


    Including the impairment of long-lived assets, compliance settlement costs, Year 2000 remediation costs, and cumulative effect of a change in accounting principle charges, net loss for 1999 was $16.8 million as compared to $183.3 million net loss in 1998. In 1997, we initiated a voluntary review of inpatient medical records to determine whether documentation supported the inpatient codes billed to certain governmental payors for the years 1993 through 1997. We have executed a settlement agreement with the appropriate state and federal governmental agencies for a negotiated settlement amount of $31 million. The settlement agreement requires payment of the entire settlement amount on May 22, 2000. We recorded as a charge to income, under the caption "Compliance settlement costs," $20 million in 1998 and $14 million in 1999.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997


    Net operating revenues increased by 15.1% to $854.6 million in 1998 from $742.4 million in 1997. Of the $112.2 million increase, the six hospitals we acquired in 1997 and 1998 contributed approximately $93.3 million, and the hospitals we owned throughout both periods contributed $18.9 million. The $18.9 million, or 2.5%, increase in same hospital net operating revenues was attributable primarily to inpatient and outpatient volume increases, partially offset by a decrease in reimbursement. In 1998, we experienced an estimated $14 million of reductions from the Balanced Budget Act of 1997. We have experienced lower payments from a number of payors, resulting primarily from:


    - reductions mandated by the Balanced Budget Act of 1997, particularly in the areas of reimbursement for Medicare outpatient, capital, bad debts, and home health;

    - reductions in various states' Medicaid programs;

    - reductions in length of stay for patients not reimbursed on an admission basis; and

    - a reduction in Medicare case-mix index.

    Inpatient admissions increased by 13.6%, adjusted admissions increased by 15.3%, and average length of stay decreased by 6.7%. On a same hospitals basis, inpatient admissions increased by 4.3% and adjusted admissions increased by 6.4%. The increase in same hospitals inpatient admissions and adjusted admissions was due primarily to an increase in services offered as a result of our capital expenditure program, physician relationship development efforts, and the addition of physicians through recruitment. On a same hospitals basis, net outpatient operating revenues increased 7.6%. Outpatient growth reflects the continued trend toward a preference for outpatient procedures, where appropriate, by patients, physicians, and payors.

    Operating expenses, as a percentage of net operating revenues, decreased from 83.5% in 1997 to 80.5% in 1998. Adjusted EBITDA margin increased to 19.5% in 1998 from 16.5% in 1997. Salaries and benefits, as a percentage of net operating revenues, decreased to 38.4% in 1998 from 40.0% in 1997. Provision for bad debts, as a percentage of net operating revenues, increased to 8.1% in 1998 from 7.7% in 1997 due to an increase in self pay revenues. Supplies, as a percentage of net operating revenues, decreased to 11.8% in 1998 from 12.2% in 1997. Rent and other operating expenses, as a percentage of net operating revenues, decreased to 22.3% in 1998 from 23.7% in 1997.

    On a same hospitals basis, operating expenses as a percentage of net operating revenues decreased from 82.4% in 1997 to 80.9% in 1998 and adjusted EBITDA margin increased from 17.6% in 1997 to 19.1% in 1998. These efficiency and productivity gains resulted in part from the achievement of target staffing ratios. Operating expenses improved as a percentage of net operating revenues in every major category except provision for bad debts.

    Depreciation and amortization increased by $6.1 million from $43.8 million in 1997 to $49.9 million in 1998. The six hospitals acquired in 1997 and 1998 accounted for $4.4 million of the increase, and facility renovations and purchases of equipment accounted for the remaining $1.7 million.

    Amortization of goodwill increased by $1.2 million from $25.4 million in 1997 to $26.6 million in 1998. The six hospitals acquired in 1997 and 1998 accounted for the majority of this increase.

    Interest, net increased by $11.4 million from $89.8 million in 1997 to $101.2 million in 1998. The six hospitals acquired in 1997 and 1998 accounted for $8 million of the increase, and borrowings under our credit agreement to finance capital expenditures accounted for the remaining $3.4 million.


    Loss before cumulative effect of a change in accounting principle and income taxes for 1998 was $196.3 million compared to a loss of $36.7 million in 1997. A majority of this increase was due to a $164.8 million charge for impairment of long-lived assets recorded in 1998. In December 1998, in connection with our periodic review process, we determined that projected undiscounted cash flows for seven of our hospitals were below the carrying value of the long-lived assets associated with these hospitals. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," we adjusted the carrying value of these assets to their estimated fair values and recorded an impairment charge of $164.8 million. $134.3 million of this charge was related to goodwill, $27.1 million related to tangible property and $3.4 million related to identifiable intangibles. Of the seven impaired hospitals, two are located in Georgia; two are located in Texas; one is located in Florida; one is located in Louisiana; and one is located in Kentucky. The events and circumstances leading to the impairment charge were unique to each of the hospitals.


    One of our Kentucky hospitals lost its only anesthesiologist due to unexpected death and a leading surgeon due to illness. We have not been able to successfully recruit a replacement surgeon. One of our Georgia hospitals lost a key surgeon due to unexpected death and a leading specialist due to relocation to another market. We have not been able to successfully recruit replacement physicians. One of our Louisiana hospitals relies heavily on foreign physicians and, following the departure of four foreign physicians from its market over a short period of time, has had difficulties replacing these physicians because of regulatory changes in recruiting foreign physicians. The skilled nursing and home health reimbursement for one of our Texas hospitals was disproportionately and adversely affected by the Balanced Budget Act of 1997. In addition, the market in which this hospital operates relies on foreign physicians that have been difficult to recruit because of regulatory changes. Our other Georgia hospital terminated an employed specialty surgeon who was responsible for over 5% of the hospital's revenue. We have not been able to replace the surgeon. In addition, this hospital's skilled nursing reimbursement was disproportionately and adversely affected by the Balanced Budget Act of 1997. Our other Texas hospital lost market share and was excluded from several key managed care contracts caused by the combination in 1998 of two larger competing hospitals. This is our only hospital which competes with more than one hospital in its primary service area. A Florida hospital we then owned terminated discussions in 1998 with an unrelated hospital, located in a contiguous county, to build a combined replacement facility. The short and long-term success of this hospital was in our view dependent upon the combination being effected.

    Generally, we have not experienced difficulty in recruiting physicians and specialists for our hospitals. However, for the four hospitals referred to above we have experienced difficulty in recruiting physicians and specialists where the number of physicians on staff is low. These four hospitals averaged 13 physicians per hospital as of December 31, 1998. The average number of physicians on the medical staff of our other hospitals was 39 physicians at that time. We continually monitor the relationships of our hospitals with their physicians and any physician recruiting requirements. We have frequent discussions with board members, chief executive officers and chief financial officers of our hospitals. We are not aware of any significant adverse relationships with physicians or any recurring physician recruitment needs that, if not resolved in a timely manner, would have a material adverse effect on our results of operations and financial position, either currently or in future periods.

    The provision for income taxes in 1998 was a benefit of $13.4 million compared to a benefit of $4.5 million in 1997. Due to the non-deductible nature of goodwill amortization and the goodwill portion of the 1998 impairment charge, the resulting effective tax rate is in excess of the statutory rate.

    Including the impairment of long-lived assets, compliance settlement costs, Year 2000 remediation costs, and cumulative effect of a change in accounting principle charges, net loss for 1998 was $183.3 million as compared to $32.2 million net loss in 1997.

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999


    Net cash used in operating activities decreased $14 million from a use of $18.9 million for the three months ended March 31, 1999 to a use of $4.9 million for the three months ended March 31, 2000. The use of cash from investing activities decreased from $66.1 million to $38.4 million for the comparable periods. The cost of acquisitions for the three months ended
March 31, 2000 included $8.5 million for the acquisition of a hospital located in Franklin, Virginia and $12.9 million for acquisitions located in Las Vegas, New Mexico and Eufaula, Alabama that closed on April 1, 2000. The cost of acquisitions during the comparable periods decreased $23.0 million and the cost of construction and renovation projects decreased $3.9 million primarily as a result of the completion of construction of a new facility which was opened in October 1999. Net cash provided by financing activities decreased from $89.6 million to $50.0 million for the comparable periods as a result of the lower cost of acquired hospitals and reduction in construction and renovations costs.


1999 COMPARED TO 1998

    Net cash provided by operating activities decreased by $27.4 million, from $15.7 million during 1998 to a use of $11.7 million during 1999 due primarily to an increase in accounts receivable at both same hospitals and newly-acquired hospitals. The use of cash in investing activities decreased from

$236.6 million in 1998 to $155.5 million in 1999. The $81.1 million decrease was due primarily to a decrease in cash used to finance hospital acquisitions of $112.9 million during 1999. This decrease was offset by a $31.8 million increase in cash used primarily to finance capital expenditures during 1999, including approximately $15.0 million of Year 2000 expenditures. The 1998 use of cash to acquire facilities, included four hospitals, two of which were larger facilities. Net cash provided by financing activities decreased from $219.9 million in 1998 to $164.9 million in 1999. Excluding the refinancing of our credit facility, borrowings in 1999 would have been $186.3 million and repayments would have been $20.9 million. This represents a $56.2 million decrease compared to $242.5 million borrowed in 1998 and repayments of long-term indebtedness of $20.9 million in 1999 compared to repayments of $18.8 million in 1998. The $56.2 million decrease in borrowings related to a lesser amount spent on acquisition of facilities, partially offset by increased capital expenditures and an increase in the accounts receivable balance.

1998 COMPARED TO 1997

    Net cash provided by operating activities decreased by $5.8 million from $21.5 million during 1997 to $15.7 million during 1998, due primarily to an increase in accounts receivable at both same hospitals and newly-acquired hospitals. The use of cash in investing activities increased from $76.7 million in 1997 to $236.6 million in 1998. The $159.9 million increase was attributable primarily to the four hospitals acquired in 1998, including two larger facilities, as compared to two hospitals acquired in 1997. Net cash provided by financing activities increased by $183.7 million to $219.9 million in 1998, as compared to $36.2 million in 1997. The increase was due primarily to the purchase of four hospitals in 1998.

CAPITAL EXPENDITURES

    Our capital expenditures for 1999 totaled $64.8 million compared to $51.3 million in 1998 and $48.8 million in 1997. Our capital expenditures for 1999 excludes $15.3 million of costs associated with the opening and construction of one additional hospital. The increase in capital expenditures in 1999 was due primarily to an increase in purchases of medical equipment and information systems upgrades related to Year 2000 compliance. The increase in capital expenditures during 1998 as compared to 1997 was attributable primarily to an increase in purchases of medical equipment and facility improvements.

    As an obligation under hospital purchase agreements in effect as of April 30, 2000, we are required to construct four replacement hospitals through 2005 with an aggregate estimated construction cost of approximately
$100 million. This includes our obligation under a purchase agreement relating to a hospital we acquired on April 1, 2000. We expect total capital expenditures of approximately $70 million in 2000, including $55 million for renovation and equipment purchases and $15 million for construction of replacement hospitals.

CAPITAL RESOURCES


    Net working capital was $100.8 million at March 31, 2000 compared to $65.2 million at December 31, 1999. The $35.6 million increase from
December 31, 1999 to March 31, 2000 was attributable primarily to an increase in cash and accounts receivable due to a combination of growth in same hospitals revenues during 2000 and the addition of one hospital in 2000 and payments of debt and related interest during 2000.



    During March 1999, we amended our credit agreement. The amended credit agreement provides for $644 million in term debt with quarterly amortization and staggered maturities in 2000, 2001, 2002, 2003, 2004 and 2005. This agreement also provides for revolving facility debt for working capital of $200 million and acquisitions of $282.5 million. This revolving facility matures on December 31, 2002. Borrowings under the facility bear interest at either LIBOR or prime rate plus various applicable margins which are based upon financial covenant ratio tests. As of March 31, 2000, under our credit agreement, our weighted average interest rate was 8.49%. As of March 31, 2000, we had availability to borrow an additional $12 million under the working capital revolving facility and an additional $123 million under the acquisition loan revolving facility.


    We are required to pay a quarterly commitment fee at a rate which ranges from .375% to .500% based on specified financial performance criteria. This fee applies to unused commitments under the revolving credit facility and the acquisition loan facility.

    The terms of the credit agreement include various restrictive covenants. These covenants include restrictions on additional indebtedness, investments, asset sales, capital expenditures, dividends, sale and leasebacks, contingent obligations, transactions with affiliates, and fundamental changes. The covenants also require maintenance of various ratios regarding senior indebtedness, senior interest, and fixed charges.

    We believe that internally generated cash flows and borrowings under our revolving credit facility and acquisition facility will be sufficient to finance acquisitions, capital expenditures and working capital requirements through the 12 months following the date of this prospectus. If funds required for future acquisitions exceed existing sources of capital, we will need to increase our credit facilities or obtain additional capital by other means.

REIMBURSEMENT, LEGISLATIVE AND REGULATORY CHANGES

    Legislative and regulatory action has resulted in continuing change in the Medicare and Medicaid reimbursement programs which will continue to limit payment increases under these programs. Within the statutory framework of the Medicare and Medicaid programs, there are substantial areas subject to administrative rulings, interpretations, and discretion which may further affect payments made under those programs, and the federal and state governments might, in the future, reduce the funds available under those programs or require more stringent utilization and quality reviews of hospital facilities. Additionally, there may be a continued rise in managed care programs and future restructuring of the financing and delivery of healthcare in the United States. These events could have an adverse effect on our future financial results.

INFLATION

    The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. In addition, suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures, including our case and resource management program, to curb increases in operating costs and expenses. We have, to date, offset increases in operating costs by increasing reimbursement for services and expanding services. However, we cannot predict our ability to cover or offset future cost increases.

PREPARATION FOR YEAR 2000

    As with most industries, hospitals and healthcare systems use information systems that had the potential to misidentify dates beginning January 1, 2000, which could have resulted in systems or equipment failures or miscalculations. We engaged in a comprehensive project to upgrade computer software and hospital equipment and systems to be Year 2000 compliant. This project was successfully completed with no major difficulties encountered.

RECENT ACCOUNTING PRONOUNCEMENT NOT YET ADOPTED

    During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement specifies how to report and display derivative instruments and hedging activities and is effective for fiscal years beginning after June 15, 2000. We are evaluating the impact, if any, of adopting SFAS No. 133.

FEDERAL INCOME TAX EXAMINATIONS

    The Internal Revenue Service is examining our filed federal income tax returns for the tax periods ended between December 31, 1993 and December 31, 1996. The Internal Revenue Service has indicated that it is considering a number of adjustments, primarily involving temporary or timing differences. To date, a revenue agent's report has not been issued in connection with the examination of these tax periods. We do not expect that the ultimate outcome of the Internal Revenue Service examinations will have a material effect on us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We are exposed to interest rate changes, primarily as a result of our credit agreement which bears interest based on floating rates. We have not taken any action to cover interest rate market risk, and are not a party to any interest rate market risk management activities.

    A 1% change in interest rates on variable rate debt would have resulted in interest expense fluctuating approximately $6 million for 1998, $8 million for 1999, and $2 million for the three months ended March 31, 2000.

                      BUSINESS OF COMMUNITY HEALTH SYSTEMS

OVERVIEW OF OUR COMPANY

    We are the largest non-urban provider of general hospital healthcare services in the United States in terms of number of facilities and the second largest in terms of revenues and EBITDA. As of April 30, 2000, we owned, leased or operated 49 hospitals, geographically diversified across 20 states, with an aggregate of 4,348 licensed beds. In over 80% of our markets, we are the sole provider of these services. In most of our other markets, we are one of two providers of these services. For the fiscal year ended December 31, 1999, we generated $1.08 billion in revenues and $204.2 million in adjusted EBITDA.

    In July 1996, an affiliate of Forstmann Little & Co. acquired our predecessor company from its public stockholders. The predecessor company was formed in 1985. The aggregate purchase price for the acquisition was $1,100.2 million. Wayne T. Smith, who has over 30 years of experience in the healthcare industry, joined our company as President in January 1997, and we named him Chief Executive Officer in April 1997. Under this new ownership and leadership, we have:

    - strengthened the senior management team in all key business areas;

    - standardized and centralized our operations across key business areas;

    - implemented a disciplined acquisition program;

    - expanded and improved the services and facilities at our hospitals;

    - recruited additional physicians to our hospitals;

    - instituted a company-wide regulatory compliance program; and

    - divested certain non-core assets.

As a result of these initiatives, we achieved revenue growth of 26.4% in 1999 and 15.1% in 1998. We also achieved growth in adjusted EBITDA of 22.7% in 1999 and 36.1% in 1998. Our adjusted EBITDA margins improved from 16.5% for 1997 to 18.9% for 1999.


    Our hospitals typically have 50 to 200 beds and approximate annual revenues ranging from $12 million to $70 million. They generally are located in non-urban markets with populations of 20,000 to 80,000 people and economically diverse employment bases. These facilities, together with their medical staffs, provide a wide range of inpatient and outpatient general hospital services and a variety of specialty services.



    We target growing, non-urban healthcare markets because of their favorable demographic and economic trends and competitive conditions. Because non-urban service areas have smaller populations, there are generally fewer hospitals and other healthcare service providers in these communities. We believe that smaller populations result in less direct competition for hospital-based services. Also, we believe that non-urban communities generally view the local hospital as an integral part of the community. There is generally a lower level of managed care presence in these markets.


OUR BUSINESS STRATEGY

    The key elements of our business strategy are to:

    - increase revenue at our facilities;

    - grow through selective acquisitions;

    - reduce costs; and

    - improve quality.

    INCREASE REVENUE AT OUR FACILITIES

    OVERVIEW. We seek to increase revenue at our facilities by providing a broader range of services in a more attractive care setting, as well as by supporting and recruiting physicians. We identify the healthcare needs of the community by analyzing demographic data and patient referral trends. We also work with local hospital boards, management teams, and medical staffs to determine the number and type of additional physicians needed. Our initiatives to increase revenue include:

    - recruiting additional primary care physicians and specialists;

    - expanding the breadth of services offered at our hospitals through targeted capital expenditures to support the addition of more complex services, including orthopedics, cardiology, OB/GYN, and occupational medicine; and

    - providing the capital to invest in technology and the physical plant at the facilities, particularly in our emergency rooms.

    By taking these actions, we believe that we can increase our share of the healthcare dollars spent by local residents and limit inpatient and outpatient migration to larger urban facilities. Total revenue for hospitals operated by us for a full year increased by 7.6% from 1998 to 1999. Total inpatient admissions increased by 4.9% over the same period.


    PHYSICIAN RECRUITING. The primary method of adding or expanding medical services is the recruitment of new physicians into the community. A core group of primary care physicians is necessary as an initial contact point for all local healthcare. The addition of specialists who offer services including general surgery, OB/GYN, cardiology, and orthopedics completes the full range of medical and surgical services required to meet a community's core healthcare needs. When we acquire a hospital, we identify the healthcare needs of the community by analyzing demographic data and patient referral trends. We are then able to determine what we believe to be the optimum mix of primary care physicians and specialists. We employ recruiters at the corporate level to support the local hospital managers in their recruitment efforts. During the past three years, we have increased the number of physicians affiliated with us by 320, including 80 in 1997, 84 in 1998, and 156 in 1999. The percentage of recruited physicians commencing practice that were surgeons or specialists grew from 45% in 1997 to 52% in 1999. We do not employ most of our physicians, but rather they are in private practice in their communities. We have been successful in recruiting physicians because of the practice opportunities of physicians in our markets, as well as the lower managed care penetration as compared to urban areas. These physicians are able to earn incomes comparable to incomes earned by physicians in urban centers. As of April 30, 2000, approximately 1,700 physicians were affiliated with our hospitals.


    To attract and retain qualified physicians, we provide recruited physicians with various services to assist them in opening and operating their practices, including:

    - relocation assistance;

    - physician practice management assistance, either through consulting advice or training;

    - access to medical office building space adjacent to our hospitals;

    - joint marketing programs for community awareness of new services and providers of care in the community;

    - case management consulting for best practices; and

    - access to a physician advisory board which communicates regularly with physicians regarding a wide range of issues affecting the medical staffs of our hospitals.

    EMERGENCY ROOM INITIATIVES. Given that over 50% of our hospital admissions originate in the emergency room, we systematically take steps to increase patient flow in our emergency rooms as a means of optimizing utilization rates for our hospitals. Furthermore, the impression of our overall operations by our customers is substantially influenced by our emergency room since often that is their first experience with our hospitals. The steps we take to increase patient flow in our emergency rooms include renovating and expanding our emergency room facilities, improving service, and reducing waiting times, as well as publicizing our emergency room capabilities in the local community. We have expanded or renovated four of our emergency room facilities since 1997 and are now in the process of upgrading an additional nine emergency room facilities. Since 1997, we have entered into approximately 20 new contracts with emergency room operating groups to improve performance in our emergency rooms. We have implemented marketing campaigns that emphasize the speed, convenience, and quality of our emergency rooms to enhance each community's awareness of our emergency room services.

    Our upgrades include the implementation of specialized software programs designed to assist physicians in making diagnoses and determining treatments. The software also benefits patients and hospital personnel by assisting in proper documentation of patient records. It enables our nurses to provide more consistent patient care and provides clear instructions to patients at time of discharge to help them better understand their treatments.

    EXPANSION OF SERVICES. To capture a greater portion of the healthcare spending in our markets and to more efficiently utilize our hospital facilities, we have added a broad range of emergency, outpatient, and specialty services to our hospitals. Depending on the needs of the community, we identify opportunities to expand into various specialties, including orthopedics, cardiology, OB/GYN, and occupational medicine. In addition to expanding services, we have completed major capital projects at selected facilities to offer these types of services. For example, in 1999 we invested $1 million in a new cardiac catheterization laboratory at our Crestview, Florida hospital. As a result, this laboratory increased the number of procedures it performed by 84%, from 122 in 1998 to 224 in 1999. In 1999, we initiated major capital projects at many of our hospitals. These projects included renovations to nine emergency rooms, two operating rooms, two OB/GYN facilities, and three intensive care units at various hospitals. We believe that through these efforts we will reduce patient migration to competing providers of healthcare services and increase volume.

    MANAGED CARE STRATEGY. Managed care has seen growth across the U.S. as health plans expand service areas and membership. As we service primarily non-urban markets, we have limited relationships with managed care organizations. We have responded with a proactive and carefully considered strategy developed specifically for each of our facilities. Our experienced business development department reviews and approves all managed care contracts, which are managed through a central database. The primary mission of this department is to select and evaluate appropriate managed care opportunities, manage existing reimbursement arrangements, negotiate increases, and educate our physicians. We have terminated our only risk sharing capitated contract, which we acquired through our acquisition of a California hospital.

    GROW THROUGH SELECTIVE ACQUISITIONS


    ACQUISITION CRITERIA. Each year we intend to acquire, on a selective basis, two to four hospitals that fit our acquisition criteria. We pursue acquisition candidates that:


    - have a general service area population between 20,000 and 80,000 with a stable or growing population base;

    - are the sole or primary provider of acute care services in the community;

    - are located more than 25 miles from a competing hospital;

    - are not located in an area that is dependent upon a single employer or industry; and

    - have financial performance that we believe will benefit from our management's operating skills.

    Most hospitals we have acquired are located in service areas having populations within the lower to middle range of our criteria. However, we have also acquired hospitals having service area populations in the upper range of our criteria. For example, in 1998, we acquired a 162-bed facility in Roswell, New Mexico which has a service area population of over 70,000 and is located 200 miles from the nearest urban centers in Albuquerque, New Mexico and Lubbock, Texas. Facilities similar to the one located in Roswell offer even greater opportunities to expand services given their larger service area populations.

    Most of our acquisition targets are municipal and other not-for-profit hospitals. We believe that our access to capital and ability to recruit physicians make us an attractive partner for these communities. In addition, we have found that communities located in states where we already operate a hospital are more receptive to us when they consider selling their hospital because they are aware of our operating track record with respect to our facilities within the state.

    ACQUISITION OPPORTUNITIES. We believe that there are significant opportunities for growth through the acquisition of additional facilities. We estimate that there are currently approximately 400 hospitals that meet our acquisition criteria. These hospitals are primarily not-for-profit or municipally owned. Many of these hospitals have experienced declining financial performance, lack the resources necessary to maintain and improve facilities, have difficulty attracting qualified physicians, and are challenged by the changing healthcare industry. We believe that these circumstances will continue and may encourage owners of these facilities to turn to companies, like ours, that have greater management expertise and financial resources and can enhance the local availability of healthcare.

    After we acquire a hospital, we:

    - improve hospital operations by implementing our standardized and centralized programs and appropriate expense controls as well as by managing staff levels;

    - recruit additional primary care physicians and specialists;

    - expand the breadth of services offered in the community to increase local market share and reduce inpatient and outpatient migration to larger urban hospitals; and

    - implement appropriate capital expenditure programs to renovate the facility, add new services, and upgrade equipment.

    REPLACEMENT FACILITIES. In some cases, we enter into agreements with the owners of hospitals to construct a new facility to be owned or leased by us that will replace the existing facility. The new facilities offer many benefits to us as well as the local community, including:

    - state of the art technology, which attracts physicians trained in the latest medical procedures;

    - physical plant efficiencies designed to enhance the flow of services, including emergency room and outpatient services;

    - improved registration and business office functions; and

    - local support for the institution.

    As an obligation under hospital purchase agreements in effect as of April 30, 2000, we are required to construct four replacement hospitals through 2005 with an aggregate estimated construction cost of approximately
$100 million.


    DISCIPLINED ACQUISITION APPROACH. We have been disciplined in our approach to acquisitions. We have a dedicated team of internal and external professionals who complete a thorough review of the hospital's financial and operating performance, the demographics of the market, and the state of the physical plant of the facilities. Based on our historical experience, we then build a pro forma financial model that reflects what we believe can be accomplished under our ownership. Whether we buy or lease the existing facility or agree to construct a replacement hospital, we have been disciplined in our approach to pricing. We typically begin the acquisition process by entering into a non-binding letter of intent with an acquisition candidate. After we complete business and financial due diligence and financial modeling, we determine whether or not to enter into a definitive agreement.


    ACQUISITION EFFORTS. We have significantly enhanced our acquisition efforts in the last three years in an effort to achieve our goals. We have focused on identifying possible acquisition opportunities through expanding our internal acquisition group and working with a broad range of financial advisors who are active in the sale of hospitals, especially in the not-for-profit sector. Since July 1996, we have acquired 20 hospitals through April 30, 2000, for an aggregate investment of approximately $550 million, including working capital. We have completed the following acquisitions since July 1996:


                                                                                  YEAR OF              LICENSED
                                                                             ACQUISITION/LEASE           BEDS
HOSPITAL NAME                                         CITY         STATE         INCEPTION                (a)
-------------                                     -------------   --------   -----------------   ---------------------
Chesterfield General (b)........................  Cheraw          SC                1996                            66
Marlboro Park (b)...............................  Bennettsville   SC                1996                           109
Northeast Medical (b)...........................  Bonham          TX                1996                            75
Cleveland Regional (b)..........................  Cleveland       TX                1996                           115
River West Medical (b)..........................  Plaquemine      LA                1996                            80
Marion Memorial.................................  Marion          IL                1996                            99
Lake Granbury Medical...........................  Granbury        TX                1997                            56
Payson Regional.................................  Payson          AZ                1997                            66
Eastern New Mexico..............................  Roswell         NM                1998                           162
Watsonville Community...........................  Watsonville     CA                1998                           102
Martin General..................................  Williamston     NC                1998                            49
Fallbrook Hospital..............................  Fallbrook       CA                1998                            47
Greensville Memorial............................  Emporia         VA                1999                           114
Berwick Hospital................................  Berwick         PA                1999                           144
King's Daughters................................  Greenville      MS                1999                           137
Big Bend Regional (c)...........................  Alpine          TX                1999                            40
Evanston Regional...............................  Evanston        WY                1999                            42
Southampton Memorial............................  Franklin        VA                2000                           105
Northeastern Regional...........................  Las Vegas       NM                2000                            54
Lakeview Community..............................  Eufaula         AL                2000                            74
Western Arizona Regional (d)....................  Bullhead City   AZ                2000                            90


--------------------------

(a) Licensed beds are the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.

(b) Acquired in a single transaction from a private, for-profit company.

(c) New hospital constructed to replace existing facility that we managed.


(d) On May 15, 2000, we entered into a definitive agreement to acquire this hospital from a tax exempt entity for total consideration of $66 million, plus working capital. This facility is the sole provider of general hospital services in its community. Subject to the terms and conditions of the agreement, we expect to close this acquisition in July 2000.


    Since 1998, we have also operated a hospital in Tooele, Utah under an operating agreement pending our completion of the construction of a replacement facility.

    REDUCE COSTS

    OVERVIEW. To improve efficiencies and increase operating margins, we implement cost containment programs and adhere to operating philosophies which include:

    - standardizing and centralizing our operations;

    - optimizing resource allocation by utilizing our company-devised case and resource management program, which assists in improving clinical care and containing expenses;

    - capitalizing on purchasing efficiencies through the use of company-wide standardized purchasing contracts and terminating or renegotiating certain vendor contracts;

    - installing a standardized management information system, resulting in more efficient billing and collection procedures; and

    - managing staffing levels according to patient volumes and the appropriate level of care.

    In addition, each of our hospital management teams is supported by our centralized operational, reimbursement, regulatory, and compliance expertise as well as by our senior management team, which has an average of 20 years of experience in the healthcare industry. Adjusted EBITDA margins on a same hospitals basis improved from 18.9% in 1998 to 19.7% in 1999.

    STANDARDIZATION AND CENTRALIZATION. Our standardization and centralization initiatives encompass nearly every aspect of our business, from developing standard policies and procedures with respect to patient accounting and physician practice management, to implementing standard processes to initiate, evaluate, and complete construction projects. Our standardization and centralization initiatives have been a key element in improving our adjusted EBITDA margins.

    - BILLING AND COLLECTIONS. We have adopted standard policies and procedures with respect to billing and collections. We have also automated and standardized various components of the collection cycle, including statement and collection letters and the movement of accounts through the collection cycle. Upon completion of an acquisition, our management information system team converts the hospital's existing information system to our standardized system. This enables us to quickly implement our business controls and cost containment initiatives.

    - PHYSICIAN SUPPORT. We support our physicians to enhance their performance. We have implemented physician practice management seminars and training. We host these seminars at least quarterly. All newly recruited physicians are required to attend a three-day introductory seminar. The subjects covered in these comprehensive seminars include:

     u our corporate structure and philosophy;

     u provider applications, physician to physician relationships, and performance standards;

     u marketing and volume building techniques;

     u medical records, equipment, and supplies;

     u review of coding and documentation guidelines;

     u compliance, legal, and regulatory issues;

     u understanding financial statements;

     u national productivity standards; and

     u managed care.

    - MATERIALS MANAGEMENT. We have standardized and centralized our operations with respect to medical supplies and equipment and pharmaceuticals used in our hospitals. In 1997, after evaluating our vendor contract pricing, we entered into an affiliation agreement with BuyPower, a group purchasing organization owned by Tenet Healthcare Corporation. At the present time, BuyPower is the source for a substantial portion of our medical supplies and equipment and pharmaceuticals. We have reduced supply costs for hospitals operated by us for a full year from 11.8% of our revenue in 1998 to 11.5% of our revenue in 1999.

    - FACILITIES MANAGEMENT. We have standardized interiors, lighting, and furniture programs. We have also implemented a standard process to initiate, evaluate, and complete construction projects. Our corporate staff monitors all construction projects and pays all construction project invoices. Our initiatives in this area have reduced our construction costs while maintaining the same level of quality and improving upon the time it takes us to complete these projects.

    - OTHER INITIATIVES. We have also improved margins by implementing standard programs with respect to ancillary services support in areas including pharmacy, laboratory imaging, home health, skilled nursing, emergency medicine, and health information management. We have reduced costs associated with these services by improving contract terms, standardizing information systems, and encouraging adherence to best practices guidelines.

    CASE AND RESOURCE MANAGEMENT. Our case and resource management program is a company-devised program developed in response to ongoing reimbursement changes with the goal of improving clinical care and cost containment. The program focuses on:

    - appropriately treating patients along the care continuum;

    - reducing inefficiently applied processes, procedures, and resources;

    - developing and implementing standards for operational best practices; and

    - using on-site clinical facilitators to train and educate care practitioners on identified best practices.

    Our case and resource management program integrates the functions of utilization review, discharge planning, overall clinical management, and resource management into a single effort to improve the quality and efficiency of care. Issues evaluated in this process include patient treatment, patient length of stay, and utilization of resources. The average length of inpatient stays decreased from 4.5 days in 1997 to 4.0 days in 1999. We believe this decrease was primarily a result of these initiatives.

    Under our case and resource management program, patient care begins with a clinical assessment of the appropriate level of care, discharge planning, and medical necessity for planned services. Once a patient is admitted to the hospital, we conduct a review for ongoing medical necessity using appropriateness criteria. We reassess and adjust discharge plan options as the needs of the patient change. We closely monitor cases to prevent delayed service or inappropriate utilization of resources. Once the patient obtains clinical improvement, we encourage the attending physician to consider alternatives to hospitalization through discussions with the facility's physician advisor. Finally, we refer the patient to the appropriate post-hospitalization resources.

    IMPROVE QUALITY

    We have implemented various programs to ensure improvement in the quality of care provided. We have developed training programs for all senior hospital management, chief nursing officers, quality directors, physicians and other clinical staff. We share information among our hospital management to implement best practices and assist in complying with regulatory requirements. We have standardized accreditation documentation and requirements. Corporate support is provided to each facility to assist with accreditation reviews. Several of our facilities have received accreditation "with commendation" from the Joint Commission on Accreditation of Healthcare Organizations. All hospitals conduct patient, physician, and staff satisfaction surveys to help identify methods of improving the quality of care.

    Each of our hospitals is governed by a board of trustees, which includes members of the hospital's medical staff. The board of trustees establishes policies concerning the hospital's medical, professional, and ethical practices, monitors these practices, and is responsible for ensuring that these practices conform to legally required standards. We maintain quality assurance programs to support and monitor quality of care standards and to meet Medicare and Medicaid accreditation and regulatory requirements. Patient care evaluations and other quality of care assessment activities are reviewed and monitored continuously.

OUR FACILITIES

    Our hospitals are general care hospitals offering a wide range of inpatient and outpatient medical services. These services generally include internal medicine, general surgery, cardiology, oncology, orthopedics, OB/GYN, diagnostic and emergency room services, outpatient surgery, laboratory, radiology, respiratory therapy, physical therapy, and rehabilitation services. In addition, some of our hospitals provide skilled nursing and home health services based on individual community needs.

    For each of our hospitals, the following table shows its location, the date of its acquisition or lease inception and the number of licensed beds as of April 30, 2000:

                                                                         DATE OF
                                                         LICENSED   ACQUISITION/LEASE     OWNERSHIP
HOSPITAL                                     CITY        BEDS(a)        INCEPTION           TYPE
--------                                 -------------   --------   -----------------   -------------
ALABAMA
Woodland Community Hospital............  Cullman           100      October, 1994       Owned
Parkway Medical Center Hospital........  Decatur           120      October, 1994       Owned
L.V. Stabler Memorial Hospital.........  Greenville         72      October, 1994       Owned
Hartselle Medical Center...............  Hartselle         150      October, 1994       Owned
Edge Regional Hospital.................  Troy               97      December, 1994      Owned
Lakeview Community Hospital............  Eufaula            74      April, 2000         Owned
ARIZONA
Payson Regional Medical Center.........  Payson             66      August, 1997        Leased
ARKANSAS
Harris Hospital........................  Newport           132      October, 1994       Owned
Randolph County Medical Center.........  Pocahontas         50      October, 1994       Leased
CALIFORNIA
Barstow Community Hospital.............  Barstow            56      January, 1993       Leased
Fallbrook Hospital.....................  Fallbrook          47      November, 1998      Operated (b)
Watsonville Community Hospital.........  Watsonville       102      September, 1998     Owned
FLORIDA
North Okaloosa Medical Center..........  Crestview         110      March, 1996         Owned
GEORGIA
Berrien County Hospital................  Nashville          71      October, 1994       Leased
Fannin Regional Hospital...............  Blue Ridge         34      January, 1986       Owned
ILLINOIS
Crossroads Community Hospital..........  Mt. Vernon         55      October, 1994       Owned
Marion Memorial Hospital...............  Marion             99      October, 1996       Leased
KENTUCKY
Parkway Regional Hospital..............  Fulton             70      May, 1992           Owned
Three Rivers Medical Center............  Louisa             90      May, 1993           Owned
Kentucky River Medical Center..........  Jackson            55      August, 1995        Leased

                                                   (CONTINUED ON FOLLOWING PAGE)

                                                                         DATE OF
                                                         LICENSED   ACQUISITION/LEASE     OWNERSHIP
HOSPITAL                                     CITY        BEDS(a)        INCEPTION           TYPE
--------                                 -------------   --------   -----------------   -------------
LOUISIANA
Byrd Regional Hospital.................  Leesville          70      October, 1994       Owned
Sabine Medical Center..................  Many               52      October, 1994       Owned
River West Medical Center..............  Plaquemine         80      August, 1996        Leased
MISSISSIPPI
The King's Daughters Hospital..........  Greenville        137      September, 1999     Owned
MISSOURI
Moberly Regional Medical Center........  Moberly           114      November, 1993      Owned
NEW MEXICO
Mimbres Memorial Hospital..............  Deming             49      March, 1996         Owned
Eastern New Mexico Medical Center......  Roswell           162      April, 1998         Owned
Northeastern Regional Hospital.........  Las Vegas          50      April, 2000         Leased
NORTH CAROLINA
Martin General Hospital................  Williamston        49      November, 1998      Leased
PENNSYLVANIA
Berwick Hospital.......................  Berwick           144      March, 1999         Owned
SOUTH CAROLINA
Marlboro Park Hospital.................  Bennettsville     109      August, 1996        Leased
Chesterfield General Hospital..........  Cheraw             66      August, 1996        Leased
Springs Memorial Hospital..............  Lancaster         194      November, 1994      Owned
TENNESSEE
Lakeway Regional Hospital..............  Morristown        135      May, 1993           Owned
Scott County Hospital..................  Oneida             99      November, 1989      Leased
Cleveland Community Hospital...........  Cleveland         100      October, 1994       Owned
White County Community Hospital........  Sparta             60      October, 1994       Owned
TEXAS
Big Bend Regional Medical Center.......  Alpine             40      October, 1999       Owned
Northeast Medical Center...............  Bonham             75      August, 1996        Owned
Cleveland Regional Medical Center......  Cleveland         115      August, 1996        Leased
Highland Medical Center................  Lubbock           123      September, 1986     Owned
Scenic Mountain Medical Center.........  Big Spring        150      October, 1994       Owned
Hill Regional Hospital.................  Hillsboro          92      October, 1994       Owned
Lake Granbury Medical Center...........  Granbury           56      January, 1997       Leased
UTAH
Tooele Valley Regional Medical
  Center...............................  Tooele             38      November, 1998      Operated (c)
VIRGINIA
Greensville Memorial Hospital..........  Emporia           114      March, 1999         Leased
Russell County Medical Center..........  Lebanon            78      September, 1986     Owned
Southampton Memorial Hospital..........  Franklin          105      March, 2000         Leased
WYOMING
Evanston Regional Hospital.............  Evanston           42      November, 1999      Owned

--------------------------

(a) Licensed beds are the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.

(b) We operate this hospital under a lease-leaseback and operating agreement. We recognize all revenue and expenses associated with this hospital on our financial statements.

(c) We operate this hospital pending our completion of the construction of a replacement facility. Our fee is equal to the EBITDA of the facility. For purposes of reporting our operating statistics, we have excluded this facility.

SELECTED OPERATING DATA

    The following table sets forth operating statistics for our hospitals for each of the years presented. Statistics for 1997 include a full year of operations for 36 hospitals, including one hospital acquired on January 1, 1997, and a partial period for one hospital acquired during the year. Statistics for 1998 include a full year of operations for 37 hospitals and partial periods for four hospitals acquired during the year. Statistics for 1999 include a full year of operations for 41 hospitals and partial periods for four hospitals acquired, and one hospital constructed and opened, during the year.

                                                                     YEAR ENDED DECEMBER 31,
                                                               ------------------------------------
                                                                 1997          1998          1999
                                                               --------      --------      --------
  Number of hospitals (a)................................            37            41            46
  Licensed beds (a)(b)...................................         3,288         3,644         4,115
  Beds in service (a)(c).................................         2,543         2,776         3,123
  Admissions (d).........................................        88,103       100,114       120,414
  Adjusted admissions (e)................................       153,618       177,075       217,006
  Patient days (f).......................................       399,012       416,845       478,658
  Average length of stay (days) (g)......................           4.5           4.2           4.0
  Occupancy rate (beds in service) (h)...................          43.1%         43.3%         44.1%
  Net inpatient revenue as a % of total net revenue......          57.3%         55.7%         52.7%
  Net outpatient revenue as a % of total net revenue.....          41.5%         42.6%         45.5%

                                                               YEAR ENDED DECEMBER 31,       PERCENTAGE
                                                               ------------------------       INCREASE
                                                                 1998           1999         (DECREASE)
                                                               ---------      ---------      ----------
SAME HOSPITALS DATA (i)
  Admissions (d).........................................       100,114        105,053             4.9%
  Adjusted admissions (e)................................       177,075        190,661             7.7%
  Patient days (f).......................................       416,845        419,942             0.7%
  Average length of stay (days) (g)......................           4.2            4.0            (4.8%)
  Occupancy rate (beds in service) (h)...................          43.3%          43.5%

--------------------------

(a) At end of period.

(b) Licensed beds are the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.

(c) Beds in service are the number of beds that are readily available for patient use.

(d) Admissions represent the number of patients admitted for inpatient treatment.

(e) Adjusted admissions is a general measure of combined inpatient and outpatient volume. We computed adjusted admissions by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.

(f) Patient days represent the total number of days of care provided to inpatients.

(g) Average length of stay (days) represents the average number of days inpatients stay in our hospitals.

(h) We calculated percentages by dividing the average daily number of inpatients by the weighted average of beds in service.

(i) Includes acquired hospitals to the extent we operated them during comparable periods in both years.

SOURCES OF REVENUE

    We receive payment for healthcare services provided by our hospitals from:

    - the federal Medicare program;

    - state Medicaid programs;

    - healthcare insurance carriers, health maintenance organizations or "HMOs," preferred provider organizations or "PPOs," and other managed care programs; and

    - patients directly.

    The following table presents the approximate percentages of net revenue received from private, Medicare, Medicaid and other sources for the periods indicated. The data for the years presented are not strictly comparable due to the significant effect that hospital acquisitions and dispositions have had on these statistics.

NET REVENUE BY PAYOR SOURCE                          1997       1998       1999
---------------------------                        --------   --------   --------
Medicare.........................................    43.9%      39.0%      36.2%
Medicaid.........................................    11.5%      10.2%      11.9%
Managed Care (HMO/PPO)...........................     7.7%      14.0%      14.3%
Private and Other................................    36.9%      36.8%      37.6%
                                                    ------     ------     ------
    Total........................................   100.0%     100.0%     100.0%
                                                    ======     ======     ======

    As shown above, we receive a substantial portion of our revenue from the Medicare and Medicaid programs.

    Medicare is a federal program that provides medical insurance benefits to persons age 65 and over, some disabled persons, and persons with end-stage renal disease. Medicaid is a federal-state funded program, administered by the states, which provides medical benefits to individuals who are unable to afford healthcare. All of our hospitals are certified as providers of Medicare and Medicaid services. Amounts received under the Medicare and Medicaid programs are generally significantly less than the hospital's customary charges for the services provided. In recent years, changes made to the Medicare and Medicaid programs have further reduced payment to hospitals. We expect this trend to continue. Since an important portion of our revenues comes from patients under Medicare and Medicaid programs, our ability to operate our business successfully in the future will depend in large measure on our ability to adapt to changes in these programs.

    In addition to government programs, we are paid by private payors, which include insurance companies, HMOs, PPOs, other managed care companies, and employers, as well as by patients directly. Patients are generally not responsible for any difference between customary hospital charges and amounts paid for hospital services by Medicare and Medicaid programs, insurance companies, HMOs, PPOs, and other managed care companies, but are responsible for services not covered by these programs or plans, as well as for deductibles and co-insurance obligations of their coverage. The amount of these deductibles and co-insurance obligations has increased in recent years. Collection of amounts due from individuals is typically more difficult than collection of amounts due from government or business payors. To further reduce their healthcare costs, an increasing number of insurance companies, HMOs, PPOs, and other managed care companies are negotiating discounted fee structures or fixed amounts for hospital services performed, rather than paying healthcare providers the amounts billed. We negotiate discounts with managed care companies which are typically smaller than discounts under governmental programs. If an increased number of insurance companies, HMOs, PPOs, and other managed care companies succeed in negotiating discounted fee structures or fixed amounts, our results of operations may be negatively affected. For more information on the payment programs on which our revenues depend, see "--Payment."

    Hospital revenues depend upon inpatient occupancy levels, the volume of outpatient procedures, and the charges or negotiated payment rates for hospital services provided. Charges and payment rates for routine inpatient services vary significantly depending on the type of service performed and the geographic location of the hospital. In recent years, we have experienced a significant increase in revenue received from outpatient services. We attribute this increase to:

    - advances in technology, which have permitted us to provide more services on an outpatient basis; and

    - pressure from Medicare or Medicaid programs, insurance companies, and managed care plans to reduce hospital stays and to reduce costs by having services provided on an outpatient rather than on an inpatient basis.

SUPPLY CONTRACTS

    During fiscal 1997, we entered into an affiliation agreement with BuyPower, a group purchasing organization owned by Tenet Healthcare Corporation. Our affiliation with BuyPower combines the purchasing power of our hospitals with the purchasing power of more than 600 other healthcare providers affiliated with the program. This increased purchasing power has resulted in reductions in the prices paid by our hospitals for medical supplies and equipment and pharmaceuticals. In March 2000, we entered into an agreement with Broadlane Inc., an affiliate of Tenet Healthcare Corporation, to use their e-commerce marketplace as our exclusive internet purchasing portal.

INDUSTRY OVERVIEW

    The U.S. Healthcare Financing Administration estimated that in 1999, total U.S. healthcare expenditures grew by 6.0% to $1.2 trillion. It projects total U.S. healthcare spending to grow by 7.1% in 2000 and by 6.5% annually from 2001 through 2008. By these estimates, healthcare expenditures will account for approximately $2.2 trillion, or 16.2% of the total U.S. gross domestic product, by 2008.

    Hospital services, the market in which we operate, is the largest single category of healthcare at 33.7% of total healthcare spending in 1999, or $401.3 billion. The U.S. Healthcare Financing Administration projects the hospital services category to grow by 5.7% per year through 2008. It expects growth in hospital healthcare spending to continue due to the aging of the U.S. population and consumer demand for expanded medical services. As hospitals remain the primary setting for healthcare delivery, it expects hospital services to remain the largest category of healthcare spending.

    U.S. HOSPITAL INDUSTRY. The U.S. hospital industry is broadly defined to include acute care, rehabilitation, and psychiatric facilities that are either public (government owned and operated), not-for-profit private (religious or secular), or for-profit institutions (investor owned). According to the American Hospital Association, there are approximately 5,015 inpatient hospitals in the U.S. which are not-for-profit owned, investor owned, or state or local government owned. Of these hospitals, 44% are located in non-urban communities. These facilities offer a broad range of healthcare services, including internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics, OB/GYN, and emergency services. In addition, hospitals also offer other ancillary services including psychiatric, diagnostic, rehabilitation, home health, and outpatient surgery services.

    URBAN VS. NON-URBAN HOSPITALS

    According to the U.S. Census Bureau, 25% of the U.S. population lives in communities designated as non-urban. In these non-urban communities, hospitals are typically the primary source of healthcare and, in many cases, a single hospital is the only provider of general healthcare services. According to the American Hospital Association, in 1998, there were 2,199 non-urban hospitals in the U.S. We believe that a majority of these hospitals are owned by not-for-profit or governmental entities.

    FACTORS AFFECTING PERFORMANCE. Among the many factors that can influence a hospital's financial and operating performance are:

    - facility size and location;

    - facility ownership structure (i.e., tax-exempt or investor owned);

    - a facility's ability to participate in group purchasing organizations; and

    - facility payor mix.

    We believe that non-urban hospitals are generally able to obtain higher operating margins than urban hospitals. Factors contributing to a non-urban hospital's margin advantage include fewer patients with complex medical problems, a lower cost structure, limited competition, and favorable Medicare payment provisions. Patients needing the most complex care are more often served by the larger and/or more specialized urban hospitals. A non-urban hospital's lower cost structure results from its geographic location as well as the lower number of patients treated who need the most highly advanced services. Additionally, because non-urban hospitals are generally sole providers or one of a small group of providers in their markets, there is limited competition. This generally results in more favorable pricing with commercial payors. Medicare has special payment provisions for "sole community hospitals." Under present law, hospitals that qualify for this designation receive higher reimbursement rates and are guaranteed capital reimbursement equal to 90% of capital costs. As of December 31, 1999, 11 of our hospitals were "sole community hospitals." In addition, we believe that non-urban communities are generally characterized by a high level of patient and physician loyalty that fosters cooperative relationships among the local hospitals, physicians, employees, and patients.

    The type of third party responsible for the payment of services performed by healthcare service providers is also an important factor which affects hospital margins. These providers have increasingly exerted pressure on healthcare service providers to reduce the cost of care. The most active providers in this regard have been HMOs, PPOs, and other managed care organizations. The characteristics of non-urban markets make them less attractive to these managed care organizations. This is partly because the limited size of non-urban markets and their diverse, non-national employer bases minimize the ability of managed care organizations to achieve economies of scale. In 1999, approximately 14% of our revenues were paid by managed care organizations.

    HOSPITAL INDUSTRY TRENDS

    DEMOGRAPHIC TRENDS. According to the U.S. Census Bureau, there are approximately 35 million Americans aged 65 or older in the U.S. today, who comprise approximately 13% of the total U.S. population. By the year 2030 the number of elderly is expected to climb to 69 million, or 20% of the total population. Due to the increasing life expectancy of Americans, the number of people aged 85 years and older is also expected to increase from 4.3 million to
8.5 million by the year 2030. This increase in life expectancy will increase demand for healthcare services and, as importantly, the demand for innovative, more sophisticated means of delivering those services. Hospitals, as the largest category of care in the healthcare market, will be among the main beneficiaries of this increase in demand. Based on data compiled for us, the populations of the service areas where our hospitals are located grew by 6.9% from 1990 to 1997 and are projected to grow by 4.6% from 1998 to 2002. The number of people aged 65 or older in these service areas grew by 16.4% from 1990 to 1997 and is projected to grow by 5.7% from 1998 to 2002.

    CONSOLIDATION. During the late 1980s and early 1990s, there was significant industry consolidation involving large, investor owned hospital companies seeking to achieve economies of scale. While consolidation activity in the hospital industry is continuing, the consolidation is currently primarily taking place through mergers and acquisitions involving not-for-profit hospital systems. Reasons for this activity include:

    - limited access to capital;

    - financial performance issues, including challenges associated with changes in reimbursement;

    - the desire to enhance the local availability of healthcare in the community;

    - the need and ability to recruit primary care physicians and specialists;
      and

    - the need to achieve general economies of scale and to gain access to standardized and centralized functions, including favorable supply agreements.

    SHIFTING UTILIZATION TRENDS. Over the past decade, many procedures that had previously required hospital visits with overnight stays have been performed on an outpatient basis. This shift has been driven by cost containment efforts led by private and government payors. The focus on cost containment has coincided with advancements in medical technology that have allowed patients to be treated with less invasive procedures that do not require overnight stays. According to the American Hospital Association, the number of surgeries performed on an inpatient basis declined from 1994 to 1998 at an average annual rate of 0.3%, from 9.8 million in 1994 to 9.7 million in 1998. During the same period, the number of outpatient surgeries increased at an average annual rate of 4.3%, from
13.2 million in 1994 to 15.6 million in 1998. The mix of inpatient as compared to outpatient surgeries shifted from a ratio of 42.8% inpatient to 57.2% outpatient in 1994 to a ratio of 38.4% inpatient to 61.6% outpatient in 1998.

    These trends have led to a reduction in the average length of stay and, as a result, inpatient utilization rates. According to the American Hospital Association, the average length of stay in general hospitals has declined from
6.7 days in 1994 to 6.0 days in 1998.

GOVERNMENT REGULATION

    OVERVIEW. The healthcare industry is required to comply with extensive government regulation at the federal, state, and local levels. Under these regulations, hospitals must meet requirements to be certified as hospitals and qualified to participate in government programs, including the Medicare and Medicaid programs. These requirements relate to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, hospital use, rate-setting, compliance with building codes, and environmental protection laws. There are also extensive regulations governing a hospital's participation in these government programs. If we fail to comply with applicable laws and regulations, we can be subject to criminal penalties and civil sanctions, our hospitals can lose their licenses and we could lose our ability to participate in these government programs. In addition, government regulations may change. If that happens, we may have to make changes in our facilities, equipment, personnel, and services so that our hospitals remain certified as hospitals and qualified to participate in these programs. We believe that our hospitals are in substantial compliance with current federal, state, and local regulations and standards.

    Hospitals are subject to periodic inspection by federal, state, and local authorities to determine their compliance with applicable regulations and requirements necessary for licensing and certification. All of our hospitals are licensed under appropriate state laws and are qualified to participate in Medicare and Medicaid programs. In addition, most of our hospitals are accredited by the Joint Commission on Accreditation of Healthcare Organizations. This accreditation indicates that a hospital satisfies the applicable health and administrative standards to participate in Medicare and Medicaid programs.

    FRAUD AND ABUSE LAWS. Participation in the Medicare program is heavily regulated by federal statute and regulation. If a hospital fails substantially to comply with the requirements for participating in the Medicare program, the hospital's participation in the Medicare program may be terminated and/or civil or criminal penalties may be imposed. For example, a hospital may lose its ability to participate in the Medicare program if it performs any of the following acts:

    - making claims to Medicare for services not provided or misrepresenting actual services provided in order to obtain higher payments;

    - paying money to induce the referral of patients where services are reimbursable under a federal health program; or

    - failing to provide treatment to any individual who comes to a hospital's emergency room with an "emergency medical condition" or otherwise failing to properly treat and transfer emergency patients.

    The Health Insurance Portability and Accountability Act of 1996 broadened the scope of the fraud and abuse laws by adding several criminal statutes that are not related to receipt of payments from a federal healthcare program. The Accountability Act created civil penalties for conduct, including upcoding and billing for medically unnecessary goods or services. It established new enforcement mechanisms to combat fraud and abuse. These include a bounty system, where a portion of the payments recovered is returned to the government agencies, as well as a whistleblower program. This law also expanded the categories of persons that may be excluded from participation in federal healthcare programs.

    Another law regulating the healthcare industry is a section of the Social Security Act, known as the "anti-kickback" or "fraud and abuse" statute. This law prohibits some business practices and relationships under Medicare, Medicaid, and other federal healthcare programs. These practices include the payment, receipt, offer, or solicitation of money in connection with the referral of patients covered by a federal or state healthcare program. Violations of the anti-kickback statute may be punished by criminal and civil fines, exclusion from federal healthcare programs, and damages up to three times the total dollar amount involved.

    The Office of Inspector General of the Department of Health and Human Services is authorized to publish regulations outlining activities and business relationships that would be deemed not to violate the anti-kickback statute. These regulations are known as "safe harbor" regulations. However, the failure of a particular activity to comply with the safe harbor regulations does not mean that the activity violates the anti-kickback statute.

    The Office of Inspector General is responsible for identifying fraud and abuse activities in government programs. In order to fulfill its duties, the Office of Inspector General performs audits, investigations, and inspections. In addition, it provides guidance to healthcare providers by identifying types of activities that could violate the anti-kickback statute. The Office of the Inspector General has identified the following incentive arrangements as potential violations:

    - payment of any incentive by the hospital each time a physician refers a patient to the hospital;

    - use of free or significantly discounted office space or equipment for physicians in facilities usually located close to the hospital;

    - provision of free or significantly discounted billing, nursing, or other staff services;

    - free training for a physician's office staff including management and laboratory techniques;

    - guarantees which provide that if the physician's income fails to reach a predetermined level, the hospital will pay any portion of the remainder;

    - low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients to the hospital;

    - payment of the costs of a physician's travel and expenses for conferences; or

    - payment of services which require few, if any, substantive duties by the physician, or payment for services in excess of the fair market value of the services rendered.

    We have a variety of financial relationships with physicians who refer patients to our hospitals. Physicians own interests in a few of our facilities. Physicians may also own our stock. These physicians may acquire some of these shares from the reserved shares offered at the initial public offering price. We also have contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases, management agreements, and professional service agreements. We provide financial incentives to recruit physicians to relocate to communities served by our hospitals. These incentives include revenue guarantees and, in some cases, loans. Although we believe that we have structured our arrangements with physicians in light of the "safe harbor" rules, we cannot assure you that regulatory authorities will not determine otherwise. If that happens, we would be subject to criminal and civil penalties and/or exclusion from participating in Medicare, Medicaid, or other government healthcare programs.

    The Social Security Act also includes a provision commonly known as the "Stark law." This law prohibits physicians from referring Medicare and Medicaid patients to healthcare entities in which they or any of their immediate family members have ownership or other financial interests. These types of referrals are commonly known as "self referrals." Sanctions for violating the Stark law include civil money penalties, assessments equal to twice the dollar value of each service, and exclusion from Medicare and Medicaid programs. There are ownership and compensation arrangement exceptions to the self-referral prohibition. One exception allows a physician to make a referral to a hospital if the physician owns the entire hospital, as opposed to an ownership interest in a department of the hospital. Another exception allows a physician to refer patients to a healthcare entity in which the physician has an ownership interest if the entity is located in a rural area, as defined in the statute. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases, and recruitment agreements. The federal government has not finalized its regulations which will interpret several of the provisions included in the Stark law. We have structured our financial arrangements with physicians to comply with the statutory exceptions included in the Stark law. However, when the government finalizes these regulations, it may interpret certain provisions of this law in a manner different from the manner with which we have interpreted them. We cannot predict the final form that such regulations will take or the effect those regulations will have on us.

    Many states in which we operate also have adopted, or are considering adopting, similar laws. Some of these state laws apply even if the payment for care does not come from the government. These statutes typically provide criminal and civil penalties as well as loss of licensure. While there is little precedent for the interpretation or enforcement of these state laws, we have attempted to structure our financial relationships with physicians and others in light of these laws. However, if we are found to have violated these state laws, it could result in the imposition of criminal and civil penalties as well as possible licensure revocation.

    CORPORATE PRACTICE OF MEDICINE FEE-SPLITTING. Some states have laws that prohibit unlicensed persons or business entities, including corporations, from employing physicians. Some states also have adopted laws that prohibit direct or indirect payments or fee-splitting arrangements between physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician's license, civil and criminal penalties and rescission of business arrangements. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. We structure our arrangements with healthcare providers to comply with the relevant state law. However, we cannot assure you that governmental officials charged with responsibility for enforcing these laws will not assert that we, or transactions in which we are involved, are in violation of these laws. These laws may also be interpreted by the courts in a manner inconsistent with our interpretations.

    EMERGENCY MEDICAL TREATMENT AND ACTIVE LABOR ACT. The Emergency Medical Treatment and Active Labor Act imposes requirements as to the care that must be provided to anyone who comes to facilities providing emergency medical services seeking care before they may be transferred to another facility or otherwise denied care. Sanctions for failing to fulfill these requirements include exclusion from participation in Medicare and Medicaid programs and civil money penalties. In addition, the law creates private civil remedies which enable an individual who suffers personal harm as a direct result of a violation of the law to sue the offending hospital for damages and equitable relief. A medical facility that suffers a financial loss as a direct result of another participating hospital's violation of the law also has a similar right. Although we believe that our practices are in compliance with the law, we can give no assurance that governmental officials responsible for enforcing the law or others will not assert we are in violation of these laws.

    FALSE CLAIMS ACT. Another trend in healthcare litigation is the use of the False Claims Act. This law has been used not only by the U.S. government, but also by individuals who bring an action on behalf of the government under the law's "qui tam" or "whistleblower" provisions. When a private party brings a qui tam action under the False Claims Act, the defendant will generally not be aware of the lawsuit until the government makes a determination whether it will intervene and take a lead in the litigation.

    Civil liability under the False Claims Act can be up to three times the actual damages sustained by the government plus civil penalties for each separate false claim. There are many potential bases for liability under the False Claims Act. Although liability under the False Claims Act arises when an entity knowingly submits a false claim for reimbursement to the federal government, the False Claims Act defines the term "knowingly" broadly. Thus, although simple negligence generally will not give rise to liability under the False Claims Act, submitting a claim with reckless disregard to its truth or falsity can constitute "knowingly" submitting a claim. See "--Legal Proceedings" for a description of pending, unsealed False Claims Act litigation.

    HEALTHCARE REFORM. The healthcare industry continues to attract much legislative interest and public attention. In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system. Proposals that have been considered include cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, and mandatory health insurance coverage for employees. The costs of implementing some of these proposals would be financed, in part, by reductions in payments to healthcare providers under Medicare, Medicaid, and other government programs. We cannot predict the course of future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs and the effect that any legislation, interpretation, or change may have on us.

    CONVERSION LEGISLATION. Many states, including some where we have hospitals and others where we may in the future acquire hospitals, have adopted legislation regarding the sale or other disposition of hospitals operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts primarily focus on the appropriate valuation of the assets divested and the use of the proceeds of the sale by the not-for-profit seller. While these review and, in some instances, approval processes can add additional time to the closing of a hospital acquisition, we have not had any significant difficulties or delays in completing the process. There can be no assurance, however, that future actions on the state level will not seriously delay or even prevent our ability to acquire hospitals. If these activities are widespread, they could have a negative impact on our ability to acquire additional hospitals. See "--Our Business Strategy."

    CERTIFICATES OF NEED. The construction of new facilities, the acquisition of existing facilities and the addition of new services at our facilities may be subject to state laws that require prior approval by state regulatory agencies. These certificate of need laws generally require that a state agency determine the public need and give approval prior to the construction or acquisition of facilities or the addition of new services. We operate hospitals in 11 states that have adopted certificate of need laws. If we fail to obtain necessary state approval, we will not be able to expand our facilities, complete acquisitions or add new services in these states. Violation of these state laws may result in the imposition of civil sanctions or the revocation of a hospital's licenses.

PAYMENT

    MEDICARE. Under the Medicare program, we are paid for inpatient and outpatient services performed by our hospitals.

    Payments for inpatient acute services are generally made pursuant to a prospective payment system, commonly known as "PPS." Under a PPS, our hospitals are paid a prospectively determined amount for each hospital discharge based on the patient's diagnosis. Specifically, each discharge is assigned to a diagnosis-related group, commonly known as a "DRG," based upon the patient's condition and treatment during the relevant inpatient stay. Each DRG is assigned a payment rate that is prospectively set using national average costs per case for treating a patient for a particular diagnosis. DRG payments do not consider the actual costs incurred by a hospital in providing a particular inpatient service. However, DRG payments are adjusted by a predetermined geographic adjustment factor assigned to the geographic area in which the hospital is located. While a hospital generally does not receive payment in addition to a DRG payment, hospitals may qualify for an "outlier" payment when the relevant patient's treatment costs are extraordinarily high and exceed a specified threshold.

    The DRG rates are adjusted by an update factor each federal fiscal year, which begins on October 1. The update factor is determined, in part, by the projected increase in the cost of goods and services that are purchased by hospitals. For several years the annual update factor has been lower than the projected increases in the costs of goods and services purchased by hospitals. DRG rate increases were 1.1% for federal fiscal year 1995, 1.5% for federal fiscal year 1996, and 2.0% for federal fiscal year 1997. For federal fiscal year 1998, there was no increase. The DRG rate was increased by the projected increase in the cost of goods and services minus 1.9% for federal fiscal year 1999 and 1.8% for federal fiscal year 2000. For both federal fiscal years 2001 and 2002, the DRG rate will be increased by the projected increase in the cost of goods and services minus 1.1%. Future legislation may decrease the rate of increase for DRG payments, but we are not able to predict the amount of the reduction or the effect that the reduction will have on us.

    Outpatient services have traditionally been paid at the lower of customary charges or on a reasonable cost basis. The Balanced Budget Act established a PPS for outpatient hospital services that is scheduled to commence on July 1, 2000. The Balanced Budget Refinement Act of 1999 eliminated the anticipated average reduction of 5.7% for various Medicare outpatient business under the Balanced Budget Act of 1997. Under the Balanced Budget Refinement Act of 1999, non-urban hospitals with 100 beds or less are held harmless under Medicare outpatient PPS through December 31, 2003. Thirty-three of our hospitals qualify for this relief. Losses under Medicare outpatient PPS of non-urban hospitals with greater than 100 beds and urban hospitals will be mitigated through a corridor reimbursement approach, where a percentage of losses will be reimbursed through December 31, 2003. Substantially all of our remaining hospitals qualify for relief under this provision.

    Skilled nursing facilities have historically been paid by Medicare on the basis of actual costs, subject to limitations. The Balanced Budget Act established a PPS for Medicare skilled nursing facilities. The new PPS commenced in July 1998, and is being implemented progressively over a three year term. We have experienced reductions in payments for our skilled nursing services. However, the

Balanced Budget Refinement Act of 1999 has established adjustments to the PPS payments made to skilled nursing facilities which are scheduled to be implemented on October 1, 2000.

    The Balanced Budget Act also requires the Department of Health and Human Services to establish a PPS for home health services. The Balanced Budget Act of 1997 put in place the interim payment system, commonly known as "IPS," until the home health PPS could be implemented. The home health PPS is currently scheduled to replace IPS on October 1, 2000. We have experienced reductions in payments for our home health services and a decline in home health visits due to a reduction in benefits by reason of the Balanced Budget Act.

    MEDICAID. Most state Medicaid payments are made under a PPS or under programs which negotiate payment levels with individual hospitals. Medicaid is currently funded jointly by state and federal governments. The federal government and many states are currently considering significantly reducing Medicaid funding, while at the same time expanding Medicaid benefits. This could adversely affect future levels of Medicaid payments received by our hospitals.

    ANNUAL COST REPORTS. Hospitals participating in the Medicare and some Medicaid programs, whether paid on a reasonable cost basis or under a PPS, are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients.

    Annual cost reports required under the Medicare and some Medicaid programs are subject to routine governmental audits. These audits may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. Finalization of these audits often takes several years. Providers can appeal any final determination made in connection with an audit.

    COMMERCIAL INSURANCE. Our hospitals provide services to individuals covered by private healthcare insurance. Private insurance carriers pay our hospitals or in some cases reimburse their policyholders based upon the hospital's established charges and the coverage provided in the insurance policy. Commercial insurers are trying to limit the costs of hospital services by negotiating discounts, including PPS, which would reduce payments by commercial insurers to our hospitals. Reductions in payments for services provided by our hospitals to individuals covered by commercial insurers could adversely affect us.

COMPETITION

    The hospital industry is highly competitive. In addition to the competition we face for acquisitions and physicians, we must also compete with other hospitals and healthcare providers for patients. The competition among hospitals and other healthcare providers for patients has intensified in recent years. Our hospitals are located in non-urban service areas. Most of our hospitals face no direct competition because there are no other hospitals in their primary service areas. However, these hospitals do face competition from hospitals outside of their primary service area, including hospitals in urban areas that provide more complex services. These facilities are generally located in excess of 25 miles from our facilities. Patients in our primary service areas may travel to these other hospitals for a variety of reasons, including the need for services we do not offer or physician referrals. Patients who are required to seek services from these other hospitals may subsequently shift their preferences to those hospitals for services we do provide.

    Some of our hospitals operate in primary service areas where they compete with one other hospital. One of our hospitals competes with more than one other hospital in its primary service area. Some of these competing hospitals use equipment and services more specialized than those available at our hospitals. In addition, some of the hospitals that compete with us are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions. These hospitals can make capital expenditures without paying sales, property and income taxes. We also face competition from other specialized care providers, including outpatient surgery, orthopedic, oncology, and diagnostic centers.

    The number and quality of the physicians on a hospital's staff is an important factor in a hospital's competitive advantage. Physicians decide whether a patient is admitted to the hospital and the procedures to be performed. Admitting physicians may be on the medical staffs of other hospitals in addition to those of our hospitals. We attempt to attract our physicians' patients to our hospitals by offering quality services and facilities, convenient locations, and state-of-the-art equipment.

COMPLIANCE PROGRAM

    OUR COMPLIANCE PROGRAM. In early 1997, under our new management and leadership, we voluntarily adopted a company-wide compliance program. The program included the appointment of a compliance officer and committee, adoption of an ethics and business conduct code, employee education and training, implementation of an internal system for reporting concerns, auditing and monitoring programs, and a means for enforcing the program's policies.

    We take an operations team approach to compliance and utilize corporate experts for program design efforts and facility leaders for employee-level implementation. Compliance is another area that demonstrates our utilization of standardization and centralization techniques and initiatives which yield efficiencies and consistency throughout our facilities. We recognize that our compliance with applicable laws and regulations depends on individual employee actions as well as company operations. Our approach focuses on integrating compliance responsibilities with operational function. This approach is intended to reinforce our company-wide commitment to operate strictly in accordance with the laws and regulations that govern our business.

    Since its initial adoption, the compliance program continues to be expanded and developed to meet the industry's expectations and our needs. Specific written policies, procedures, training and educational materials and programs, as well as auditing and monitoring activities have been prepared and implemented to address the functional and operational aspects of our business. Included within these functional areas are materials and activities for business sub-units, including laboratory, radiology, pharmacy, emergency, surgery, observation, home health, skilled nursing, and clinics. Specific areas identified through regulatory interpretation and enforcement activities have also been addressed in our program. Claims preparation and submission, including coding, billing, and cost reports, comprise the bulk of these areas. Financial arrangements with physicians and other referral sources, including anti-kickback and Stark laws, emergency department treatment and transfer requirements, and other patient disposition issues are also the focus of policy and training, standardized documentation requirements, and review and audit.

    INPATIENT CODING COMPLIANCE ISSUE. In August 1997, during a routine internal audit at one of our facilities, we discovered inaccuracies in the DRG coding for some of our inpatient medical records. At that time, this was the primary auditing activity for our compliance program. These inaccuracies involved inpatient coding practices that had been put in place prior to the time we acquired our operating company in 1996.

    Because of the concerns raised by the internal audit, we performed an internal review of historical inpatient coding practices. At the completion of this review in December 1997, we voluntarily disclosed the coding problems to the Office of Inspector General of the U.S. Department of Health and Human Services. After discussions with the Inspector General, we agreed to have an independent consultant audit the coding for eight specific DRGs. This audit ultimately involved a review by the consultant of approximately 1,500 patient files. The audit procedures we followed generated a statistically valid estimate of the dollar amounts related to coding errors for these DRGs at 36 of our hospitals for the period 1993 to 1997.

    The results of this audit were reviewed by the Inspector General and the Department of Justice, who also conducted their own investigation. We cooperated fully with their investigation. The government agencies advised us of potential liability under various legal theories, including the False Claims Act. Under the False Claims Act, we could be liable for as much as treble damages and penalties of between $5,000 and $10,000 per false claim submitted to Medicare and Medicaid.


    We have executed a settlement agreement with these federal government agencies and the applicable state Medicaid programs. Pursuant to the settlement agreement, we will pay approximately $31 million on May 22, 2000 and will be released from all civil claims relating to the coding of the eight specific DRGs for the hospitals and time periods covered in the audit. During 1998 and 1999, we established a liability in our financial statements for this amount. We have also agreed with the Inspector General to continue our existing voluntary compliance program under a corporate compliance agreement and to adopt various additional compliance measures for a period of three years. These additional compliance measures include making various reports to the federal government and having our actions pursuant to the compliance agreement reviewed annually by a third party.


    The compliance measures and reporting and auditing requirements contained in the compliance agreement include:

    - continuing the duties and activities of our corporate compliance officer, corporate compliance work group, and facility compliance chairs and committees;

    - maintaining our written ethics and conduct policy, which sets out our commitment to full compliance with all statutes, regulations, and guidelines applicable to federal healthcare programs;

    - maintaining our written policies and procedures addressing the operation of our compliance program, including proper coding for inpatient hospital stays;

    - continuing our general training on the ethics and conduct policy and adding training about our compliance program and the compliance agreement;

    - continuing our specific training for the appropriate personnel on billing and coding issues;

    - continuing independent third party periodic audits of our facilities' inpatient DRG coding;

    - having an independent third party perform an annual review of our compliance with the compliance agreement;

    - continuing our confidential disclosure program and "ethics hotline" to enable employees or others to disclose issues or questions regarding possible inappropriate policies or behavior;

    - enhancing our screening program to ensure that we do not hire or engage employees or contractors who are ineligible persons for federal healthcare programs;

    - reporting any material deficiency which resulted in an overpayment to us by a federal healthcare program; and

    - submitting annual reports to the Inspector General which describe in detail the operations of our corporate compliance program for the past year.

    Our substantial adherence to the terms and conditions of the compliance agreement will constitute an element of our eligibility to participate in the federal healthcare programs. Consequently, material, uncorrected violations of the compliance agreement could lead to suspension or disbarment from these federal programs. In addition, we will be subject to possible civil penalties for a failure to substantially comply with the terms of the compliance agreement, including stipulated penalties ranging between $1,000 to $2,500 per day. We will also be subject to a stipulated penalty of $25,000 per day, following notice and cure periods, for any deliberate and/or flagrant breach of the material provisions of the compliance agreement.

EMPLOYEES

    At December 31, 1999, we employed 8,643 full time employees and 4,475 part-time employees. Of these employees, 1,056 are union members. We believe that our labor relations are good.

PROFESSIONAL LIABILITY

    As part of our business of owning and operating hospitals, we are subject to legal actions alleging liability on our part. To cover claims arising out of the operations of hospitals, we generally maintain professional malpractice liability insurance and general liability insurance on a claims made basis in amounts and with deductibles that we believe to be sufficient for our operations. We also maintain umbrella liability coverage covering claims which, due to their nature or amount, are not covered by our insurance policies. We cannot assure you that professional liability insurance will cover all claims against us or continue to be available at reasonable costs for us to maintain adequate levels of insurance.

LEGAL PROCEEDINGS


    We have executed a settlement agreement with the Inspector General, the Department of Justice, and the applicable state Medicaid programs pursuant to which we will pay approximately $31 million on May 22, 2000 in exchange for a release of civil claims associated with possible inaccurate inpatient coding for the period 1993 to 1997. For a description of the terms of the settlement agreement as well as the events giving rise to the settlement agreement, see "--Compliance Program" and "Risk Factors--If we fail to comply with the material terms of our corporate compliance agreement, we could be excluded from government healthcare programs."


    In May 1999, we were served with a complaint in U.S. EX REL. BLEDSOE V. COMMUNITY HEALTH SYSTEMS, INC., Case # 1-98-CV-0435-MHS (N.D. Ga.). This qui tam action seeks treble damages and penalties under the False Claims Act against us. The Department of Justice did not intervene in this action. The allegations in the proposed complaint are extremely general, but appear to involve Medicare billing at our White County Community Hospital in Sparta, Tennessee. No discovery has occurred in this action. Based on our review of the complaint, we do not believe that this lawsuit is meritorious and we intend to vigorously defend ourselves against this action. However, because of the uncertain nature of litigation, we cannot predict the outcome of this matter.

    The Department of Justice also has notified us of the existence of U.S. EX REL. SMITH V. COMMUNITY HEALTH SYSTEMS, INC., filed in September 1999 in the federal court in Nashville, Tennessee. This qui tam lawsuit was brought against us by a former employee of our Lakeway Regional Hospital. The complaint alleges violations of the False Claims Act in connection with alleged inflated costs caused by incorrect allocation of employee salaries to Lakeway Regional Hospital's rehabilitation unit, as well as improper Medicare reimbursement for patients readmitted to that hospital from the rehabilitation unit. Our initial review indicates that the allegations relating to the reimbursement for the readmitted patients lack factual support. In addition, our initial review indicates that any inaccuracies in salary allocations to the rehabilitation unit's cost reports were relatively minimal in amount. This litigation is at a very preliminary stage and we have not been served with the complaint. The Department of Justice has informed us that it has not made a decision to intervene. We intend to assert a number of factual and legal defenses to these allegations.

    The Department of Justice also has notified us of the existence of U.S. EX REL. KOWATLI V. RUSSELL COUNTY MEDICAL CENTER, ET AL., filed in January 1999 in the federal court in Abingdon, Virginia. This lawsuit was brought by a physician who formerly had privileges at Russell County Medical Center. The complaint is filed under the False Claims Act against various individual doctors as well as Russell County Medical Center and us. The complaint alleges that the defendants engaged in unnecessary and unsafe medical procedures, tests and hospitalizations. The physician had previously filed two antitrust actions against the doctors and hospital which were both found to be without merit and dismissed by the courts. Because we have only recently been notified of this complaint, we have not done any investigation into the substance of these specific allegations. We have not been served with the complaint, and the Department of Justice has not made a decision to intervene.

    During the past year, we have received federal grand jury subpoenas from the U.S. Attorney's Office for the Eastern District of Arkansas seeking documents from our Harris Hospital facility relating to its mammography department. Investigators from the Food and Drug Administration and the State of Arkansas also have sought documents and interviewed employees relating to the activities of the Harris Hospital mammography department. We have cooperated with the government's investigation and made documents and individuals available. The U.S. Attorney's Office has not disclosed to us the specific nature of its investigation. We are unable to determine if the government intends to go forward on this matter against us and, if so, whether it will proceed civilly or criminally.

    We have also received various inquiries or subpoenas from state regulators, fiscal intermediaries, and the Department of Justice regarding various Medicare and Medicaid issues. In addition, we are subject to other claims and lawsuits arising in the ordinary course of our business. Plaintiffs in these lawsuits generally request punitive or other damages that by state law may not be able to be covered by insurance. We are not aware of any pending or threatened litigation which we believe would have a material adverse impact on us.

ENVIRONMENTAL MATTERS

    We are subject to various federal, state, and local laws and regulations governing the use, discharge, and disposal of hazardous materials, including medical waste products. Compliance with these laws and regulations is not expected to have a material adverse effect on us. It is possible, however, that environmental issues may arise in the future which we cannot now predict.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following sets forth information regarding our executive officers and directors as of April 30, 2000. Unless otherwise indicated, each of our executive officers holds an identical position with CHS/ Community Health Systems, Inc., our wholly owned subsidiary:


NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Wayne T. Smith............................     54      President and Chief Executive Officer and
                                                       Director (Class III)
W. Larry Cash.............................     51      Executive Vice President and Chief
                                                       Financial Officer
David L. Miller...........................     51      Group Vice President
Gary D. Newsome...........................     42      Group Vice President
Michael T. Portacci.......................     41      Group Vice President
John A. Fromhold..........................     46      Group Vice President
Martin G. Schweinhart.....................     45      Vice President Operations
T. Mark Buford............................     48      Vice President and Corporate Controller
Rachel A. Seifert.........................     41      Vice President, Secretary and General
                                                       Counsel
Sheila P. Burke...........................     49      Director (Class III)
Robert J. Dole............................     76      Director (Class I)
J. Anthony Forstmann......................     62      Director (Class I)
Nicholas C. Forstmann.....................     53      Director (Class II)
Theodore J. Forstmann.....................     60      Director (Class III)
Dale F. Frey..............................     67      Director (Class II)
Sandra J. Horbach.........................     39      Director (Class II)
Thomas H. Lister..........................     36      Director (Class III)
Michael A. Miles..........................     60      Chairman of the Board (Class II)
Samuel A. Nunn............................     61      Director (Class I)


    WAYNE T. SMITH is the President and Chief Executive Officer. Mr. Smith joined us in January 1997 as President. In April 1997 we also named him our Chief Executive Officer and a member of the Board of Directors. Prior to joining us, Mr. Smith spent 23 years at Humana Inc., most recently as President and Chief Operating Officer, and as a director, from 1993 to mid-1996. He is also a director of Almost Family.

    W. LARRY CASH is the Executive Vice President and Chief Financial Officer. Mr. Cash joined us in September 1997 as Executive Vice President and Chief Financial Officer. Prior to joining Community Health Systems, he served as Vice President and Group Chief Financial Officer of Columbia/HCA Healthcare Corporation from September 1996 to August 1997. Prior to Columbia/HCA, Mr. Cash spent 23 years at Humana Inc., most recently as Senior Vice President of Finance and Operations from 1993 to 1996.

    DAVID L. MILLER is a Group Vice President. Mr. Miller joined us in
November 1997 as a Group Vice President, managing hospitals in Alabama, Florida, North Carolina, South Carolina, and Virginia. Prior to joining us, he served as a Divisional Vice President for Health Management Associates, Inc. from January 1996 to October 1997. From July 1994 to December 1995, Mr. Miller was the Chief Executive Officer of the Lake Norman Regional Medical Center in Mooresville, North Carolina, which is owned by Health Management Associates, Inc.

    GARY D. NEWSOME is a Group Vice President. Mr. Newsome joined us in February 1998 as Group Vice President, managing hospitals in Arkansas, Kentucky, Louisiana, Mississippi, Wyoming, Pennsylvania, Tennessee, and Utah. Prior to joining us, he was a Divisional Vice President of Health Management
Associates, Inc. in Midwest City, Oklahoma from January 1996 to February 1998. From January 1995 to January 1996, Mr. Newsome served as Assistant Vice President/Operations and Group

Operations Vice President responsible for facilities of Health Management Associates, Inc. in Oklahoma, Arkansas, Kentucky, and West Virginia.

    MICHAEL T. PORTACCI is a Group Vice President. Mr. Portacci joined us in 1987 as a hospital administrator and became a Group Director in 1991. In 1994, he became Group Vice President, managing facilities in Arizona, California, Illinois, Missouri, New Mexico, and Texas.

    JOHN A. FROMHOLD is a Group Vice President. Mr. Fromhold joined us in
June 1998 as a Group Vice President, managing hospitals in Florida, Georgia, and Texas. Prior to joining us, he served as Chief Executive Officer of Columbia Medical Center of Arlington, Texas from 1995 to 1998.

    MARTIN G. SCHWEINHART is Vice President Operations. Mr. Schweinhart joined us in June 1997 and has served as the Vice President Operations. From 1994 to 1997 he served as Chief Financial Officer of the Denver and Kentucky divisional markets of Columbia/HCA Healthcare Corporation. Prior to that time he spent 18 years with Humana Inc. and Columbia/HCA in various management capacities.

    T. MARK BUFORD is Vice President and Corporate Controller. Mr. Buford has served as our Corporate Controller since 1986 and as Vice President since 1988.

    RACHEL A. SEIFERT is Vice President, Secretary and General Counsel.
Ms. Seifert joined us in January 1998. From 1992 to 1997, she was Associate General Counsel of Columbia/HCA Healthcare Corporation and became Vice President-Legal Operations in 1994. Prior to joining Columbia/HCA in 1992, she was in private practice in Dallas, Texas.

    SHEILA P. BURKE has been a director since 1997. She has been Executive Dean of the John F. Kennedy School of Government, Harvard University since 1996. Previously in 1996, Ms. Burke was senior advisor to the Dole for President Campaign. From 1986 until June 1996, Ms. Burke served as the chief of staff to former Senator Robert Dole and, in that capacity, was actively involved in writing some of the healthcare legislation in effect today. She is a director of WellPoint Health Networks Inc. and The Chubb Corporation.

    ROBERT J. DOLE has been a director since 1997. He was a U.S. Senator from 1968 to 1996, during which time he served as Senate majority leader, minority leader and chairman of the Senate Finance Committee. Mr. Dole was also a U.S. Representative from 1960 to 1968. He has been a special counsel with Verner, Liipfert, Bernhard, McPherson and Hand since 1997. He is also a director of TB Woods Corp.

    J. ANTHONY FORSTMANN has been a director since 1996. He has been a Managing Director of J.A. Forstmann & Co., a merchant banking firm, since October 1987. Mr. Forstmann was President of The National Registry Inc. from October 1991 to August 1993 and from September 1994 to March 1995 and Chief Executive Officer from October 1991 to August 1993 and from September 1994 to December 1995. In 1968, he co-founded Forstmann-Leff Associates, an institutional money management firm with $6 billion in assets. He is also a special limited partner of one of the Forstmann Little partnerships.

    NICHOLAS C. FORSTMANN has been a director since 1996. He has been a general partner of FLC XXIX Partnership, L.P. since he co-founded Forstmann Little & Co. in 1978. He is also a director of The Yankee Candle Company, Inc. and NEXTLINK Communications, Inc.

    THEODORE J. FORSTMANN has been a director since 1996. He has been a general partner of FLC XXIX Partnership, L.P. since he co-founded Forstmann Little & Co. in 1978. He is also a director of The Yankee Candle Company, Inc. and McLeodUSA Incorporated.

    DALE F. FREY has been a director since 1997. Mr. Frey currently is retired. From 1984 until 1997, Mr. Frey was the Chairman of the Board and President of General Electric Investment Corp. From 1980 until 1997, he was also Vice President of General Electric Company. Mr. Frey is also a director of Praxair, Inc., Roadway Express Inc., and Aftermarket Technology Corp.

    SANDRA J. HORBACH has been a director since 1996. She has been a general partner of FLC XXIX Partnership, L.P. since 1993. She is also a director of The Yankee Candle Company, Inc. and NEXTLINK Communications, Inc.

    THOMAS H. LISTER has been a director since April 2000. He has been a general partner of FLC XXX Partnership, L.P. since 1997. He joined Forstmann Little & Co. in 1993 as an associate.

    MICHAEL A. MILES has been a director since 1997 and has served as Chairman of the Board since March 1998. Mr. Miles currently is retired. Mr. Miles served as Chairman and Chief Executive Officer of Philip Morris from 1991 to 1994. He is also a director of Dell Computer Corp., Morgan Stanley Dean Witter, Sears Roebuck and Co., Time Warner Inc., Allstate Inc., and the Interpublic Group of Companies. He is a special limited partner of one of the Forstmann Little partnerships.

    SAMUEL A. NUNN has been a director since 1997. Mr. Nunn has been a partner at the law firm of King & Spalding since 1997. Prior to joining King & Spalding, he was a United States Senator from 1972 to 1997. He is also a director of The Coca Cola Company, Dell Computer Corporation, General Electric Company, Internet Security Systems Group, Inc., National Service Industries, Inc., Scientific-Atlanta, Inc., Texaco, Inc., and Total System Services, Inc. He has continued his service in the public policy arena as Chairman of the Board of the Center for Strategic and International Studies.

THE BOARD OF DIRECTORS

    Our certificate of incorporation will provide for a classified board of directors consisting of three classes. Each class will consist, as nearly as possible, of one-third of the total number of directors constituting the entire board. The term of the initial Class I directors will terminate on the date of the 2001 annual meeting of stockholders; the term of the initial Class II directors will terminate on the date of the 2002 annual meeting of stockholders; and the term of the initial Class III directors will terminate on the date of the 2003 annual meeting of stockholders. Beginning in 2001, at each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified. A director may only be removed with cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote in the election of directors. The Forstmann Little partnerships have a contractual right to elect two directors until they no longer own any shares of our common stock.

    Directors who are neither our executive officers nor general partners in the Forstmann Little partnerships have been granted options to purchase common stock in connection with their election to our board of directors. Directors do not receive any fees for serving on our board, but are reimbursed for their out-of-pocket expenses arising from attendance at meetings of the board and committees. See "--Outside Director Stock Options."


    The board has three committees: Executive, Compensation, and Audit and Compliance. The Executive Committee consists of Theodore J. Forstmann, Sandra J. Horbach, Michael A. Miles, and Wayne T. Smith. The Compensation Committee consists of Michael A. Miles, J. Anthony Forstmann, and Nicholas C. Forstmann. The Audit and Compliance Committee consists of Dale F. Frey, Michael A. Miles, and Sheila P. Burke.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The current members of the Compensation Committee of our board of directors are: Michael A. Miles, J. Anthony Forstmann, and Nicholas C. Forstmann. During 1999, the Compensation Committee consisted of Theodore J. Forstmann and Sandra
J. Horbach. Sandra J. Horbach formerly served as one of our officers but received no compensation for her services. None of the other members of the current or former Compensation Committees are current or former executive officers or employees of us or any of our subsidiaries. Each of Theodore J. Forstmann, Nicholas C. Forstmann, and Sandra J. Horbach are general partners in partnerships affiliated with the Forstmann Little partnerships. See "--Relationships and Transactions between Community Health Systems and its Officers, Directors and

5% Beneficial Owners and their Family Members" for a description of the 1996 acquisition of our principal subsidiary by the Forstmann Little partnerships and members of our management.

EXECUTIVE COMPENSATION

    The following table sets forth certain summary information with respect to compensation for 1999 paid by us for services to our Chief Executive Officer and our four other most highly paid executive officers who were serving as executive officers at December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                          ANNUAL COMPENSATION
                                                ---------------------------------------
                                                                             OTHER
                                                                             ANNUAL             ALL
                                                                          COMPENSATION         OTHER
NAME AND POSITION                               SALARY ($)   BONUS ($)        (a)         COMPENSATION ($)
-----------------                               ----------   ---------   --------------   ----------------
Wayne T. Smith                                    475,002     427,500            --            11,947 (b)
  President and Chief
  Executive Officer

W. Larry Cash                                     375,000     318,750            --            10,764 (c)
  Executive Vice President and
  Chief Financial Officer

Michael T. Portacci                               216,000     145,800            --             5,735 (d)
  Group Vice President

David L. Miller                                   235,000     137,475            --             6,635 (e)
  Group Vice President

Gary D. Newsome                                   216,000     163,080            --            32,352 (f)
  Group Vice President

--------------------------

(a) The amount of other annual compensation is not required to be reported since the aggregate amount of perquisites and other personal benefits was less than $50,000 or 10% of the total annual salary and bonus reported for each named executive officer.

(b) Amount consists of additional long-term disability premiums and payments made to the Supplemental Survivors Accumulation Plan of $4,822, employer matching contributions to the 401(k) plan of $2,400 and matching contributions to the deferred compensation plan of $4,725.

(c) Amount consists of additional long-term disability premiums and payments made to the Supplemental Survivors Accumulation Plan of $5,139, employer matching contributions to the 401(k) plan of $2,400, and employer matching contributions to the deferred compensation plan of $3,225.

(d) Amount consists of additional long-term disability premiums and payments made to the Supplemental Survivors Accumulation Plan of $3,335 and employer matching contributions to the 401(k) plan of $2,400.

(e) Amount consists of additional long-term disability premiums and payments made to the Supplemental Survivors Accumulation Plan of $4,235 and employer matching contributions to the 401(k) plan of $2,400.

(f) Amount consists of additional long-term disability premiums and payments made to the Supplemental Survivors Accumulation Plan totaling $3,502, relocation expense reimbursement of $26,758, and employer matching contributions to the 401(k) plan of $2,092.

                       OPTION GRANTS IN LAST FISCAL YEAR

    There were no stock options granted to any of our executive officers or directors during the year ended December 31, 1999.

                AGGREGATED OPTION VALUES AS OF DECEMBER 31, 1999

    The executive officers named in the summary compensation table did not exercise any stock options during the year ended December 31, 1999. The following table sets forth the stock option values as of December 31, 1999 for these persons.

                                               NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                              UNDERLYING UNEXERCISED               IN-THE-MONEY OPTIONS
                                          OPTIONS AT FISCAL YEAR-END (#)        AT FISCAL YEAR-END ($)(a)
                                          ------------------------------      ------------------------------
                                          EXERCISABLE      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
                                          -----------      -------------      -----------      -------------
Wayne T. Smith......................            --                --            $    --           $     --
Larry W. Cash.......................            --                --                 --                 --
David L. Miller.....................         3,562             5,342             56,992             85,472
Gary D. Newsome.....................         3,562             5,342             56,992             85,472
Michael T. Portacci.................         5,342             3,562             85,472             56,992

--------------------------

(a) Sets forth values for options that represent the positive spread between the respective exercise prices of outstanding stock options and the value of the common stock as of December 31, 1999, based on the mid-point of the range of initial public offering prices set forth on the cover page of this prospectus.

COMMUNITY HEALTH SYSTEMS STOCK OPTION PLAN

    The Community Health Systems Employee Stock Option Plan provides for the granting of options to purchase shares of common stock of our company to any employee of our company or our subsidiaries. These options are not intended to qualify as incentive stock options. The plan is currently administered by the Compensation Committee of our Board of Directors. As of April 14, 2000, options to purchase 548,462 shares of common stock have been issued. No additional grants will be made under this plan.

    STOCK OPTION AGREEMENTS. Options are granted pursuant to stock option agreements. To exercise an option, the optionee must pay for the shares in full and execute the stockholder's agreement described below. One-fifth of the options generally vest and become exercisable on each of the first, second, third, fourth and fifth anniversaries of the grant date. Unvested options expire on the date of the optionee's termination of employment and vested options expire after the termination of employment as described below.

    Each option expires, unless earlier terminated, on the earliest of:

    - the tenth anniversary of the date of grant; and

    - the exercise in full of the option.

    If an optionee's employment is terminated for any reason, the options will terminate to the extent they were not exercisable at the time of termination of employment. The optionee has a 60-day period from the date of our notification to exercise the vested portion of the option. These options are generally exercisable only by an optionee during the optionee's lifetime and are not transferable.

    The stock option agreements provide that we will notify the optionee prior to a total sale or a partial sale. A total sale includes:

    - the merger or consolidation of us into another corporation, other than a merger or consolidation in which we are the surviving corporation and which does not result in a capital reorganization, reclassification or other change in the then outstanding common stock;

    - the liquidation of us;

    - the sale to a third party of all or substantially all of our assets; or

    - the sale to a third party of common stock, other than through a public offering;

but only if the Forstmann Little partnerships cease to own any shares of the voting stock of our Company.

    A partial sale means a sale by the Forstmann Little partnerships of all or a portion of their shares of common stock to a third party, including through a public offering, other than a total sale. This offering constitutes neither a total sale nor a partial sale.

    The optionee may exercise his or her options only for purposes of participating in the partial sale, whether or not the options were otherwise exercisable, with respect to the excess, if any, of

    - the number of shares with respect to which the optionee would be entitled to participate in the partial sale under the stockholder's agreement which permits proportional participation with the Forstmann Little partnerships in a public offering or sale to a third party, as described below, over

    - the number of shares previously issued upon exercise of such options and not previously disposed of in a partial sale.

    Upon receipt of a notice of a total sale, the optionee may exercise all or part of his or her options, whether or not such options were otherwise exercisable, within five days of receiving such notice, or a shorter time as determined by the committee.

    In connection with a total sale involving the merger, consolidation or liquidation of us or the sale of common stock by the Forstmann Little partnerships, we may redeem the unexercised portion of the options, for a price equal to the price received per share of common stock in the total sale, less the exercise price of the options, in lieu of permitting the optionee to exercise the options. Any unexercised portion of an option will terminate upon the completion of a total sale, unless we provide for its continuation.

    In the event a total sale or partial sale is not completed, any option that the optionee had exercised in connection with the total sale or partial sale will be deemed not to have been exercised and will be exercisable after the total sale or partial sale only to the extent it would have been exercisable if notice of the total sale or partial sale had not been given to the optionee. The optionee has no independent right to require us to register the shares of common stock underlying the options under the Securities Act.

    The stock option agreements permit us to terminate all of an optionee's options if the optionee engages in prohibited or competitive activities, including:

    - disclosing confidential information about us;

    - soliciting any of our employees within eighteen months of being terminated;

    - publishing any statement critical of us;

    - engaging in any competitive activities; or

    - being convicted of a crime against us.

    The number and class of shares underlying, and the terms of, outstanding options may be adjusted in certain events, such as a merger, consolidation, stock split or stock dividend.

    STOCKHOLDER'S AGREEMENT. Upon exercise of an option under the plan, an optionee is required to enter into a stockholder's agreement with us in the form then in effect. The stockholder's agreement governs the optionee's rights and obligations as a stockholder. The stockholder's agreement provides that, generally, the shares issued upon exercise of the options may not be sold, assigned or otherwise transferred. The description below summarizes the terms of the form of the stockholder's agreement currently in effect.

    If one or more partial sales result in the Forstmann Little partnerships owning, in the aggregate, less than 25% of our then outstanding voting stock, the stockholder is entitled to sell, transfer or hold his or her shares of common stock free of the restrictions and rights contained in the stockholder's agreement.

    The stockholder's agreement provides that the stockholder may participate proportionately in any sale by the Forstmann Little partnerships of all or a portion of their shares of common stock to any person who is not a partner or affiliate of the Forstmann Little partnerships. In addition, the stockholder shall be entitled to (and may be required to) participate proportionately in a public offering of shares of common stock by the Forstmann Little partnerships, by selling the same percentage of the stockholder's shares that the Forstmann Little partnerships are selling of their shares. The sale of shares of common stock in such a transaction must be for the same price and otherwise on the same terms and conditions as the sale by the Forstmann Little partnerships. If the Forstmann Little partnerships sell or exchange all or a portion of their common stock in a bona fide arm's-length transaction, the Forstmann Little partnerships may require the stockholder to sell a proportionate amount of his or her shares for the same price and on the same terms and conditions as the sale of common stock by the Forstmann Little partnerships and, if stockholder approval of the transaction is required, to vote his or her shares in favor of the sale or exchange.

    The stockholder's agreement permits us to repurchase all the shares of common stock then held by a stockholder if the stockholder engages in any prohibited activity or competitive activity or is convicted of a crime against us.

OUTSIDE DIRECTOR STOCK OPTIONS

    Six directors, Messrs. Dole, J. Anthony Forstmann, Frey, Miles, and Nunn and Ms. Burke, have options which were granted pursuant to individual stock option agreements. Each of the director optionees other than Mr. Miles has options to purchase 29,679 shares of common stock at $9.04 per share. Mr. Miles has options to purchase 41,550 shares of common stock at $9.04 per share. These options are not intended to qualify as incentive stock options and were not issued pursuant to the plan.

    One-third of the options generally become exercisable on each of the first, second and third anniversaries of the date of the grant. Each option expires on the earliest of:

    - the tenth anniversary of the date of grant;

    - the date the director optionee ceases to serve as one of our directors;
      and

    - the exercise in full of the option.

    The director optionees may not sell or otherwise transfer their options.

    The director option agreements provide that we will notify the director optionees prior to a total sale or a partial sale. Upon receipt of a notice of a partial sale, a director optionee may exercise his or her options only for purposes of participating in the partial sale, whether or not the options were otherwise exercisable, with respect to the excess, if any, of:

    - the number of shares with respect to which the director optionee would be entitled to participate in the partial sale under the director stockholder's agreements described below, over

    - the number of shares previously issued upon exercise of the options and not previously disposed of in a partial sale.

    Upon receipt of a notice of a total sale, a director optionee may exercise all or part of his options, whether or not the options were otherwise exercisable.

    In connection with a total sale, we may redeem the unexercised portion of the director optionee's options. Any unexercised portion of a director optionee's options will terminate upon the completion of a total sale, unless we provide for continuation of the options.

    In the event a total sale or partial sale is not completed, any option which a director optionee had exercised in connection with the sale will be exercisable after the sale only to the extent it would have been exercisable if notice of the sale had not been given to the director optionee. The offering constitutes neither a total sale nor a partial sale.

    The director option agreements provide that, if the Forstmann Little partnerships sell shares of common stock in a bona fide arm's-length transaction, at our election, a director optionee may be required to:

    - proportionately exercise the director optionee's options and to sell all of the shares of common stock purchased under the exercise in the same transaction and on the same terms as the shares sold by the Forstmann Little partnerships, or if unwilling to do so; or

    - forfeit the portion of the option required to be exercised.

    The director optionees have no independent right to require us to register the shares of common stock underlying the options under the Securities Act.

    The number and class of shares underlying and the terms of outstanding options may be adjusted in certain events, such as a merger, consolidation, stock split or stock dividend.

    DIRECTOR STOCKHOLDER'S AGREEMENTS. Upon exercise of a director option, a director optionee is required to enter into a director stockholder's agreement with us in the form then in effect. The form of director stockholder's agreement currently in effect is substantially the same as the form of employee stockholder's agreement currently in effect.

STOCKHOLDER'S AGREEMENTS

    Currently, 23 members of our management and other employees or former employees own an aggregate of 2,275,312 shares of our common stock, excluding shares issuable upon exercise of options. These shares were purchased pursuant to the terms of stockholder agreements. The stockholder agreements contain transfer provisions substantially similar to those in the form of stockholder's agreements that the employee and director optionees must execute upon exercise of options.

    Upon termination of employment, we have the right, at our option, to purchase all of the unvested shares of common stock held by the stockholder. The stock vests at a rate of 20% per year, beginning after one year. The stockholders have no independent right to require us to register their shares under the Securities Act.

THE COMMUNITY HEALTH SYSTEMS 2000 STOCK OPTION AND AWARD PLAN

    Our Board of Directors adopted the 2000 Stock Option and Award Plan in April, 2000, and the stockholders approved it in April, 2000. The stock plan provides for the grant of incentive stock options intended to qualify under
Section 422 of the Internal Revenue Code and stock options which do not so qualify, stock appreciation rights, restricted stock, performance units and performance shares, phantom stock awards, and share awards. Persons are eligible to receive grants under the stock plan include our directors, officers, employees, and consultants. The stock plan is designed to comply with the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code, and the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 under the Securities Exchange Act.

    The stock plan is administered by a committee that consists of at least two nonemployee outside board members. The Compensation Committee of the board currently serves as the committee. Generally, the committee has the right to grant options and other awards to eligible individuals and to determine the terms and conditions of options and awards, including the vesting schedule and exercise price of options and awards. The stock plan authorizes the issuance of 6% of the outstanding shares of common stock determined on a fully diluted basis as of April 25, 2000, with adjustments to give effect to this offering and our recapitalization and in the case of changes in capitalization affecting the options.


    At the completion of this offering, we intend to grant stock options to various employees, including our executive officers, under the 2000 Stock Option and Award Plan. An aggregate of 3,000,000 shares of common stock would be issuable upon the exercise of these options, and the exercise price of these options will be the initial public offering price. The following table sets forth the number of shares of our common stock underlying these options:


Wayne Smith ................................................  750,000
  President and Chief Executive Officer
Larry Cash .................................................  500,000
  Executive Vice President and Chief Financial Officer
David Miller ...............................................  200,000
  Group Vice President
Gary Newsome ...............................................  200,000
  Group Vice President
Michael Portacci ...........................................  200,000
  Group Vice President
Executive officers as a group excluding named executive
  officers (12 persons).....................................  500,000
Other employees as a group..................................  650,000

    The stock plan provides that the term of any option may not exceed ten years, except in the case of the death of an optionee in which event the option may be exercised for up to one year following the date of death even if it extends beyond ten years from the date of grant. If a participant's employment, or service as a director, is terminated following a change in control, any options or stock appreciation rights become immediately and fully vested at that time and will remain outstanding until the earlier of the six-month anniversary of termination and the expiration of the option term.

THE COMMUNITY HEALTH SYSTEMS 2000 EMPLOYEE STOCK PURCHASE PLAN


    We adopted the 2000 Employee Stock Purchase Plan in April, 2000. After the initial public offering, the plan allows our employees to purchase additional shares of our common stock on the

NYSE at the then current market price. Employees who elect to participate in the program will pay for these purchases with funds that we will withhold from their paychecks.


RELATIONSHIPS AND TRANSACTIONS BETWEEN COMMUNITY HEALTH SYSTEMS AND ITS OFFICERS, DIRECTORS AND 5% BENEFICIAL OWNERS AND THEIR FAMILY MEMBERS

    In July 1996, we were formed by two Forstmann Little partnerships and members of our management to acquire CHS/Community Health Systems, Inc., which was then a publicly owned company named Community Health Systems, Inc. We financed the acquisition by issuing our common stock to the Forstmann Little partnerships and members of management, by incurring indebtedness under credit facilities, and by issuing an aggregate of $500 million of subordinated debentures to one of the Forstmann Little partnerships, Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. ("MBO-VI"). MBO-VI immediately distributed the subordinated debentures to its limited partners. The subordinated debentures are our general senior subordinated obligations, are not subject to mandatory redemption and mature in three equal annual installments beginning June 30, 2007, with the final payment due on June 30, 2009. The debentures bear interest at a fixed rate of 7.50% which is payable semi-annually in January and July. The balance of debentures outstanding at December 31, 1999 was $500 million. Total interest expense for the debentures was $37.5 million for each of the years ended December 31, 1997, 1998 and 1999.

    We have engaged Greenwood Marketing and Management Services to provide oversight for our Senior Circle Association, which is a community affinity organization with local chapters sponsored by each of our hospitals. Greenwood Marketing and Management is a company owned and operated by Anita Greenwood Cash, the spouse of W. Larry Cash. In 1999, we paid Greenwood Marketing and Management Services $268,000 for marketing services, postage, magazines, handbooks, sales brochures, training manuals, and membership services.

    The law firm of King & Spalding, of which Mr. Samuel A. Nunn is a partner, has in the past provided, and may continue to provide, legal services to us and our subsidiaries.

    The following executive officers of our company were indebted to us in amounts greater than $60,000 since January 1, 1999 under full recourse promissory notes. These notes were delivered in partial payment for the purchase of our common stock. The promissory notes are secured by the shares to which they relate. The highest amounts outstanding under these notes since January 1, 1999 and the amounts outstanding at December 31, 1999 were as follows:

                                                      SINCE JANUARY 1,    AT DECEMBER 31,
                                                            1999               1999         INTEREST RATE
                                                      -----------------   ---------------   -------------
W. Larry Cash.......................................  $        697,771       $697,771           6.84%
David L. Miller.....................................           344,620        344,620           6.84%
Gary D. Newsome.....................................           221,707        221,707           6.84%
Michael T. Portacci.................................            82,065         82,065           6.84%
John A. Fromhold....................................           224,250        224,250           6.84%
Rachel A. Seifert...................................            75,000         72,157           6.84%

    In connection with the relocation of our corporate office from Houston to Nashville in May 1996, we lent $100,000 to Mr. T. Mark Buford, our Vice President and Corporate Controller. This loan is due on December 15, 2000 and bears no interest.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our common stock immediately prior to the consummation of the offering and as adjusted to reflect the sale of the shares of common stock pursuant to the offering. The table includes:

    - each person who is known by us to be the beneficial owner of more than 5% of the outstanding common stock;

    - each of our directors;

    - each executive officer named in the summary compensation table; and

    - all directors and executive officers as a group.

    Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse.


                                                                                    PERCENT BENEFICIALLY
                                                                                          OWNED (a)
                                                              SHARES BENEFICIALLY   ---------------------
                                                                OWNED PRIOR TO       BEFORE       AFTER
NAME                                                             OFFERING (a)       OFFERING    OFFERING
----                                                          -------------------   ---------   ---------
5% STOCKHOLDERS:
Forstmann Little & Co. Equity Partnership-V, L.P. (b).......        31,101,972        55.9%       41.8%
Forstmann Little & Co. Subordinated Debt and Equity
  Management Buyout Partnership-VI, L.P. (b)................        22,215,575        40.0%       29.9%

DIRECTORS:
Sheila P. Burke.............................................            19,786(c)     *           *
Robert J. Dole..............................................            29,679(d)     *           *
J. Anthony Forstmann(b).....................................           118,715(e)     *           *
Nicholas C. Forstmann(b)....................................        53,317,547        95.9%       71.7%
Theodore J. Forstmann(b)....................................        53,317,547        95.9%       71.7%
Dale F. Frey(b).............................................            29,679(f)     *           *
Sandra J. Horbach(b)........................................        53,317,547        95.9%       71.7%
Thomas H. Lister(b).........................................        31,101,972        55.9%       41.8%
Michael A. Miles(b).........................................           108,571(g)     *           *
Samuel A. Nunn(b)...........................................            29,679(h)     *           *
Wayne T. Smith..............................................           717,440         1.3%        1.0%

OTHER NAMED EXECUTIVE OFFICERS:
W. Larry Cash...............................................           219,797        *           *
David L. Miller.............................................           113,460(i)     *           *
Gary D. Newsome.............................................            66,592(j)     *           *
Michael T. Portacci.........................................           109,737(k)     *           *
All Directors and Executive Officers as a Group
  (19 persons)..............................................        54,914,912(l)     98.4%       73.7%


--------------------------

*   Less than 1%.

(a) For purposes of this table, information as to the shares of common stock assumes that the recapitalization has been effected and, in the case of the column "After Offering," that the underwriters' over-allotment option is not exercised. In addition, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when such person or persons has the right to acquire them within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after the date of this prospectus is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(b) The general partner of Forstmann Little & Co. Equity Partnership-V, L.P., a Delaware limited partnership ("Equity-V"), is FLC XXX Partnership, L.P. a New York limited partnership of which Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Erskine
    B. Bowles (through Tywana LLC, a North Carolina limited liability company having its principal business office at 2012 North Tryon Street, Suite 2450, Charlotte, N.C. 28202), Jamie C. Nicholls and S. Joshua Lewis are general partners. The general partner of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P., a Delaware limited partnership ("MBO-VI"), is FLC XXIX Partnership, L.P., a New York limited partnership of which Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Erskine B. Bowles (through Tywana LLC), Jamie C. Nicholls and S. Joshua Lewis are general partners. Accordingly, each of the individuals named above, other than Mr. Lister, with respect to MBO-VI, and Mr. Bowles, Ms. Nicholls and Mr. Lewis, with respect to Equity-V and MBO-VI, for the reasons described below, may be deemed the beneficial owners of shares owned by MBO-VI and Equity-V and, for purposes of this table, beneficial ownership is included. Mr. Lister, with respect to MBO-VI, and Mr. Bowles, Ms. Nicholls and Mr. Lewis, with respect to Equity-V and MBO-VI, do not have any voting or investment power with respect to, or any economic interest in, the shares of common stock of the company held by MBO-VI or Equity-V; and, accordingly, Mr. Lister, Mr. Bowles, Ms. Nicholls and Mr. Lewis are not deemed to be the beneficial owners of these shares. Theodore J. Forstmann, Nicholas C. Forstmann and J. Anthony Forstmann are brothers. Messrs. Frey, Miles and Nunn are members of the Forstmann Little Advisory Board and, as such, have economic interests in the Forstmann Little partnerships. FLC XXX Partnership is a limited partner of Equity-V. Each of Messrs. J. Anthony Forstmann and Michael A. Miles is a special limited partner in one of the Forstmann Little partnerships. None of the other limited partners in each of MBO-VI and Equity-V is otherwise affiliated with Community Health Systems. The address of Equity-V and MBO-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

(c) Includes 19,786 shares subject to options which are currently exercisable or exercisable within 60 days of the date of this prospectus.

(d) Includes 29,679 shares subject to options which are currently exercisable or exercisable within 60 days of the date of this prospectus.

(e) Includes 29,679 shares subject to options which are currently exercisable or exercisable within 60 days of the date of this prospectus. The remaining shares are held through a limited partnership interest in the Forstmann Little partnerships.

(f) Includes 29,679 shares subject to options which are currently exercisable or exercisable within 60 days of the date of this prospectus.

(g) Includes 41,550 shares subject to options which are currently exercisable or exercisable within 60 days of the date of this prospectus. The remaining shares are held through a limited partnership interest in the Forstmann Little partnerships.

(h) Includes 29,679 shares subject to options which are currently exercisable or exercisable within 60 days of the date of this prospectus.

(i) Includes 3,561 shares subject to options which are currently exercisable or exercisable within 60 days of the date of this prospectus.

(j) Includes 3,561 shares subject to options which are currently exercisable or exercisable within 60 days of the date of this prospectus.

(k) Includes 5,342 shares subject to options which are currently exercisable or exercisable within 60 days of the date of this prospectus.


(l) Includes 204,892 shares subject to options which are currently exercisable or exercisable within 60 days of the date of this prospectus.

                          DESCRIPTION OF INDEBTEDNESS

THE CREDIT AGREEMENT

    We and our wholly owned subsidiary, CHS/Community Health Systems, Inc., are parties to a credit facility with a syndicate of banks and other financial institutions led by The Chase Manhattan Bank, as a lender and administrative agent, under which our subsidiary has, and may in the future, borrow. We have guaranteed the performance of our subsidiary under this credit facility. The credit facility consists of the following:

                                                          BALANCE OUTSTANDING
                                                         (AS OF MARCH 31, 2000)
                                                         ----------------------
Revolving credit facility..............................       $145,000,000
Acquisition loan facility..............................       $159,951,000
Tranche A term loan....................................       $ 27,250,000
Tranche B term loan....................................       $127,000,000
Tranche C term loan....................................       $127,000,000
Tranche D term loan....................................       $338,056,500

    The loans bear interest, at our option, at either of the following rates:

    (a) the highest of:

       - the rate from time to time publicly announced by The Chase Manhattan Bank in New York as its prime rate;

       - the secondary market rate for three-month certificates of deposit from time to time plus 1%; and

       - the federal funds rate from time to time, plus 1/2 of 1%;

        in each case plus an applicable margin which is:

       - based on a pricing grid depending on our leverage ratio at that time for the revolving credit loans, acquisition loans and the tranche A term loan;

       - 2.00% for the tranche B term loan;

       - 2.50% for the tranche C term loan;

       - 2.75% for the tranche D term loan; or

    (b) a Eurodollar rate plus an applicable margin which is:

       - based on a pricing grid depending on our leverage ratio at that time, for revolving credit loans, acquisition loans and the tranche A term loan;

       - 3.00% for the tranche B loan;

       - 3.50% for the tranche C loan;

       - 3.75% for the tranche D loan.

    The term loans are repayable in quarterly installments pursuant to a predetermined payment schedule through December 31, 2005.

    We also pay a commitment fee for the daily average unused commitment under the revolving credit commitment and available acquisition loan commitment. The commitment fee is based on a pricing grid depending on the applicable margin in effect for Eurodollar revolving credit loans. The commitment fee is payable quarterly in arrears and on the revolving credit termination date with respect to the available revolving credit commitments and on the acquisition loan termination date with respect to available acquisition loan commitments. In addition, we will pay fees for each letter of credit issued under the credit facility.

    Loans under the revolving credit facility can be made at any time prior to December 31, 2002, provided that no loan taken pursuant to the revolving credit facility can mature later than December 31, 2002. The total borrowings we may have outstanding at any time under our revolving credit facility is $200 million.

    The acquisition facility is a reducing revolving credit facility that will be permanently reduced on predetermined anniversaries in accordance with a schedule. Once reduced, outstanding acquisition loans must be repaid to the extent they exceed the reduced level. The acquisition loan termination date is December 31, 2002. The total borrowings we may have outstanding at any time under our acquisition facility is $282.5 million.

    The loans must be prepaid with the net proceeds in excess of $20 million in the aggregate of specified asset sales and issuances of additional indebtedness not constituting permitted indebtedness in the credit facility. These net proceeds will be applied first to prepay the outstanding balances of the term loans and the acquisition loans and then to repay outstanding balances of the revolving credit loans. The commitments under the acquisition loans and revolving credit loans will be permanently reduced by the amount of the repayment of these facilities.

    The credit facility contains covenants and provisions that restrict, among other things, our ability to change the business we are conducting, declare dividends, grant liens, incur additional indebtedness, exceed a specified leverage ratio, fall below a minimum interest coverage ratio and make capital expenditures. Our wholly owned subsidiary, CHS/Community Health Systems, Inc., is prohibited from paying dividends or making other distributions to us except to the extent necessary to pay taxes, fees, and expenses to maintain our corporate existence and to conduct our activities as permitted by our guarantee of the obligations under the credit facility.

    We will use the net proceeds of the offering to prepay indebtedness under this credit facility. See "Use of Proceeds."

SUBORDINATED DEBT

    We issued an aggregate of $500 million of subordinated debentures to MBO-VI in connection with the July 1996 acquisition of our subsidiary. MBO-VI immediately distributed the subordinated debentures to its limited partners. The subordinated debentures are divided into three equal series, due on June 30, 2007, June 30, 2008 and June 30, 2009. The subordinated debentures provide for interest at a rate of 7 1/2%, payable semi-annually. The subordinated debentures may be prepaid by us at any time without premium, penalty or charge and are subordinate to our credit agreement and other senior obligations. We have a right of first refusal on the transfer of the debentures.

                          DESCRIPTION OF CAPITAL STOCK

OVERVIEW

    Immediately before the closing of the offering, we will be recapitalized as follows:

    - each outstanding share of Class B common stock will be exchanged for .488 of a share of Class A common stock;

    - each outstanding option to purchase a share of Class C common stock will be exchanged for an option to purchase .750 of a share of Class A common stock;

    - the Class A common stock will be redesignated as common stock and adjusted for a stock split on a 118.7148-for-1 basis; and

    - the certificate of incorporation will be amended and restated to reflect a single class of common stock, par value $.01 per share, and the number of authorized shares of common stock and preferred stock will be increased.

    After giving effect to these changes to our certificate of incorporation, our authorized capital stock will consist of 300,000,000 shares of common stock, $.01 par value per share, and 100,000,000 shares of preferred stock, $.01 par value per share.


    After giving effect to these changes to our certificate of incorporation and the 118.7148-for-1 stock split, but before the closing of the offering, based on share information as of April 30, 2000, there will be 55,592,859 shares of common stock outstanding and no shares of preferred stock outstanding. After the closing of the offering, there will be 74,342,859 shares of common stock outstanding.


    After the closing of the offering, the Forstmann Little partnerships and our management will beneficially own approximately 74.78% of the outstanding common stock, 75.03% on a fully diluted basis. As long as the Forstmann Little partnerships and our management continue to own in the aggregate more than 50% of the outstanding shares of common stock, they will collectively have the power to:

    - elect our entire board of directors;

    - determine without the consent of other stockholders, the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets;

    - prevent or cause a change in control; and

    - approve substantially all amendments to our certificate of incorporation.

    The Forstmann Little partnerships have a contractual right to elect two directors until such time as they no longer own any of our shares of common stock.

    The following summary contains material information relating to provisions of our common stock, preferred stock, certificate of incorporation and by-laws is not intended to be complete and is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws included as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding-up, holders of common stock are entitled to receive ratably our net assets available for distribution after the payment of all of our liabilities and the payment of any required amounts to the holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares sold in the offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that may designate and issue in the future.

PREFERRED STOCK

    Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 100,000,000 shares of preferred stock, and to issue such shares of preferred stock. Each class or series of preferred stock will cover such number of shares and will have such preferences, voting powers, qualifications and special or relative rights or privileges as is determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights, and redemption rights.

    The purpose of authorizing the board of directors to establish preferred stock is to eliminate delays associated with a stockholders vote on the creation of a particular class or series of preferred stock. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging, delaying or preventing an acquisition of our company at a price which many stockholders find attractive. These provisions could also make it more difficult for our stockholders to effect certain corporate actions, including the election of directors. We have no present plans to issue any shares of preferred stock.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

    Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability

    - for any breach of the director's duty of loyalty to us or our stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases, or redemptions; and

    - for any transaction from which the director derived an improper personal benefit.

    Our certificate of incorporation and by-laws will also contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which such persons may be entitled.

    In addition, we maintain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

    We have entered into, or intend to enter into, indemnification agreements with our directors and executive officers. These agreements contain provisions that may require us, among other things, to indemnify these directors and executive officers against certain liabilities that may arise because of their status or service as directors or executive officers, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and obtain directors' and officers' liability insurance.

    At present there is no pending litigation or proceeding involving any director or officer, as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.


ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS AND
  PROVISIONS OF DELAWARE LAW


    A number of provisions in our certificate of incorporation, by-laws and Delaware law may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

    - enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

    - discourage certain types of transactions which may involve an actual or threatened change in control of our company;

    - discourage certain tactics that may be used in proxy fights; and

    - encourage persons seeking to acquire control of our company to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

    STAGGERED BOARD. Our certificate of incorporation and by-laws will provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors. Our certificate of incorporation and by-laws also provide that the board of directors shall be divided into three classes. The members of each class of directors will serve for staggered three-year terms. In accordance with the Delaware General Corporation Law, directors serving on classified boards of directors may only be removed from office for cause. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors, or by the sole remaining director, or by the stockholders if the vacancy was caused by removal of the director by the stockholders. This provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

    ADVANCE NOTICE PROCEDURES FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Our by-laws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to or mailed and received at our principal executive offices not less than 45 or more than 75 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, to be timely, notice by the stockholder must be delivered not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made. The by-laws will also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    STOCKHOLDER ACTION BY WRITTEN CONSENT. Our by-laws provide that stockholders may take action by written consent.

    PREFERRED STOCK. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate transactions, may among other things, discourage, delay, defer, or prevent a change in control of the company.

    AUTHORIZED BUT UNISSUED SHARES OF COMMON STOCK. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

    WE HAVE OPTED OUT OF SECTION 203 OF THE DELAWARE GENERAL CORPORATION
LAW. Our certificate of incorporation provides that we have opted out of the provisions of Section 203 of the Delaware General Corporation Law. In general,
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Because we have opted out in the manner permitted under Delaware law, the restrictions of this provision will not apply to us.

                        SHARES ELIGIBLE FOR FUTURE SALE

RULE 144 SECURITIES


    Upon the consummation of the offering, we will have 74,342,859 shares of common stock outstanding. Of these shares, only the 18,750,000 shares of common stock sold in the offering will be freely tradable without registration under the Securities Act and without restriction by persons other than our "affiliates." The 55,592,859 shares of common stock held by the Forstmann Little partnerships and our directors and executive officers and other existing shareholders after the offering will be "restricted" securities under the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including exemptions pursuant to Rule 144 or Rule 144A under the Securities Act.


    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

    - 1% of the number of shares of common stock then outstanding, which will equal approximately the number of shares outstanding immediately after the offering, or

    - the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

    Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell its shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of the offering. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after the offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

    We and our executive officers and directors and all existing stockholders have agreed that, without the prior written consent of Merrill Lynch & Co. on behalf of the underwriters, it will not, during the period ended 180 days after the date of this prospectus, sell shares of common stock or take certain related actions, subject to limited exceptions, all as described under "Underwriting."

REGISTRATION RIGHTS

    We have entered into a registration rights agreement with the Forstmann Little partnerships, pursuant to which we have granted to the Forstmann Little partnerships six demand rights to cause us to file a registration statement under the Securities Act covering resales of all shares of common stock held by the Forstmann Little partnerships, and to cause the registration statement to become effective. The registration rights agreement also grants "piggyback" registration rights permitting the Forstmann Little partnerships to include its registrable securities in a registration of securities by us. Under the agreement, we will pay the expenses of such registrations.

    In addition, pursuant to the stockholder's and subscription agreements, we have granted "piggyback" registration rights to all of our employees and directors who have purchased shares of common stock and/or that have been awarded options to purchase shares of common stock. These registration rights are exercisable only upon registration by us of shares of common stock held by the Forstmann Little partnerships. The holders of common stock entitled to these registration rights are entitled to notice of any proposal to register shares held by the Forstmann Little partnerships and to include their shares in such registration. We will pay the expenses of these piggyback registrations.

     UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

    The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

    - an individual who is a citizen or resident of the United States;

    - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

    - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

    - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

    An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

    This discussion does not consider:

    - U.S. state and local or non-U.S. tax consequences;

    - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

    - the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

    - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

    - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

    The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

    We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

    Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000:

    - a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

    - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a U.S. taxpayer identification number; and

    - look-through rules will apply for tiered partnerships.

    A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

    Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

    - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

    - the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

    - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

    In general, we will be treated as a "U.S. real property holding corporation" if the fair market value of our "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. Currently, it is our best estimate that the fair market value of our U.S. real property interests is, and has been for at least the previous five years, less than 50% of the sum of the fair market value of our worldwide real property interests and our other assets, including goodwill, used or held for use in a trade or business. Therefore, we believe that we are not currently a U.S. real property holding corporation. Nor do we anticipate becoming a U.S. real property holding corporation in the future.

    However, even if we are or have been a U.S. real property holding corporation, a non-U.S. holder which did not beneficially own, directly or indirectly, more than 5% of the total fair market value of our common stock at any time during the shorter of the five-year period ending on the date of disposition or the period that our common stock was held by the non-U.S. holder (a "non-5% holder") and which is not otherwise taxed under any other circumstances described above, generally will not be taxed on any gain realized on the disposition of our common stock if, at any time during the calendar year of the disposition, our common stock was regularly traded on an established securities market within the meaning of the applicable U.S. Treasury regulations.

    We have applied to have our common stock listed on the NYSE. Although not free from doubt, our common stock should be considered to be regularly traded on an established securities market for any calendar quarter during which it is regularly quoted on the NYSE by brokers or dealers which hold themselves out to buy or sell our common stock at the quoted price. If our common stock were not considered to be regularly traded on the NYSE at any time during the applicable calendar year, then a non-5% holder would be taxed for U.S. federal income tax purposes on any gain realized on the disposition of our common stock on a net income basis as if the gain were effectively connected with the conduct of a U.S. trade or business by the non-5% holder during the taxable year and, in such case, the person acquiring our common stock from a non-5% holder generally would have to withhold 10% of the amount of the proceeds of the disposition. Such withholding may be reduced or eliminated pursuant to a withholding certificate issued by the U.S. Internal Revenue Service in accordance with applicable U.S. Treasury regulations. We urge all non-U.S. holders to consult their own tax advisors regarding the application of these rules to them.

FEDERAL ESTATE TAX

    Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

    Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding at a rate of 31% on some payments on common stock. Under currently applicable law, non-U.S. holders generally will be exempt from these additional information reporting requirements and from backup withholding on dividends paid prior to 2001 if we either were required to withhold a U.S. federal withholding tax from those dividends or we paid those dividends to an address outside the United States. After 2000, however, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at a rate of 31%.

    The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. Internal Revenue Service and reduced by backup withholding at a rate of 31% unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the U.S. Internal Revenue Service and, after 2000, may be reduced by backup withholding at a rate of 31%, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary.

    Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

    Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

                                  UNDERWRITING

    We intend to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Chase Securities Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., and Morgan Stanley & Co. Incorporated are acting as U.S. representatives of the U.S. underwriters named below. Subject to the terms and conditions described in a U.S. purchase agreement between us and the U.S. underwriters, and concurrently with the sale of 2,812,500 shares to the international managers, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                NUMBER
U.S. UNDERWRITER                                              OF SHARES
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
Banc of America Securities LLC..............................
Chase Securities Inc........................................
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co.........................................
Morgan Stanley & Co. Incorporated...........................

                                                              ----------
          Total.............................................  15,937,500
                                                              ==========

    We have also entered into an international purchase agreement with the international managers for sale of the shares outside the U.S. and Canada for whom Merrill Lynch International, Bank of America International Limited, Chase Manhattan International Limited, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International, and Morgan Stanley & Co. International Limited are acting as lead managers. Subject to the terms and conditions in the international purchase agreement, and concurrently with the sale of 15,937,500 shares to the U.S. underwriters pursuant to the U.S. purchase agreement, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase 2,812,500 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.

    The U.S. underwriters and the international managers have agreed to purchase all of the shares sold under the U.S. and international purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

    We have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a
concession not in excess of $      per share. The U.S. underwriters may allow,
and the dealers may reallow, a discount not in excess of $      per share to
other dealers. After the initial public offering, the public offering price, concession, and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before our expenses. The information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                                    PER SHARE   WITHOUT OPTION   WITH OPTION
                                                    ---------   --------------   -----------
Public offering price.............................      $              $              $
Underwriting discount.............................      $              $              $
Proceeds before expenses to Community
  Health Systems..................................      $              $              $

    The expenses of the offering, not including the underwriting discount, are
estimated at $      and are payable by us.

OVER-ALLOTMENT OPTION

    We have granted options to the U.S. underwriters to purchase up to 2,390,625 additional shares at the public offering price less the underwriting discount. The U.S. underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the U.S. underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that U.S. underwriter's initial amount reflected in the above table.

    We have also granted options to the international managers, exercisable for 30 days from the date of this prospectus, to purchase up to 421,875 additional shares to cover any over-allotments on terms similar to those granted to the U.S. underwriters.

INTERSYNDICATE AGREEMENT

    The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

RESERVED SHARES

    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered for sale in the offering for sale to some of our directors, officers, employees, business associates, and related persons. These persons include physicians who maintain staff privileges at some of our hospitals. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. There is no expectation or requirement that any person who purchases reserved shares will refer, either directly or indirectly, any patients to our hospitals.

NO SALES OF SIMILAR SECURITIES

    We and our executive officers and directors and all existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

    - offer, pledge, sell or contract to sell any common stock;

    - sell any option or contract to purchase any common stock;

    - purchase any option or contract to sell any common stock;

    - grant any option, right or warrant for the sale of any common stock;

    - lend or otherwise dispose of or transfer any common stock;

    - request or demand that we file a registration statement related to the common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lockup provision does not limit our ability to grant options to purchase common stock under stock option plans or to issue common stock under our employee stock purchase plan.

NEW YORK STOCK EXCHANGE LISTING


    The shares have been approved for listing on the NYSE under the symbol "CYH." In order to meet the requirements for listing on that exchange, the U.S. underwriters and the international managers have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.


    Before the offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the U.S. representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

    - the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us;

    - our financial information;

    - the history of, and the prospects for, us and the industry in which we compete;

    - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

    - the present state of our development; and

    - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

    The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

NASD REGULATIONS

    It is anticipated that more than ten percent of the proceeds of the offering will be applied to pay down debt obligations owed to affiliates of Chase Securities Inc., Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. Incorporated. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as qualified independent underwriter for the offering. The price of the shares will be no higher than that recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

PRICE STABILIZATION, SHORT POSITIONS, AND PENALTY BIDS

    Until the distribution of the shares is completed, Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

    If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the U.S. representatives may reduce that short position by purchasing shares in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

    The U.S. representatives may also impose a penalty bid on underwriters. This means that if the U.S. representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In particular, an affiliate of Chase Securities Inc. acts as administrative agent for our credit facility and affiliates of Chase Securities Inc., Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. are lenders under our credit facility. Michael A. Miles, our Chairman of the Board, is a director of Morgan Stanley Dean Witter and receives customary compensation for serving in this position.

    Merrill Lynch will be facilitating internet distribution for the offering to some of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to the offering is not a part of this prospectus.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Certain legal matters related to the offering will be passed upon for the underwriters by Debevoise & Plimpton, New York, New York. Fried, Frank, Harris, Shriver & Jacobson has in the past provided, and may continue to provide, legal services to Forstmann Little and its affiliates.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Commission a registration statement on Form S-1, which includes amendments, exhibits, schedules and supplements, under the Securities Act and the rules and regulations under the Securities Act, for the registration of the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the Commission. For further information with respect to us and the common stock offered by this prospectus, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contracts or other document referred to in this prospectus are not necessarily complete and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made. The registration statement can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the registration statement is publicly available through the Commission's site on the Internet's World Wide Web, located at: http://www.sec.gov. Following the offering, our future public filings are expected to be available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    After the offering, we will be subject to the full informational requirements of the Securities Exchange Act. To comply with these requirements, we will file periodic reports, proxy statements and other information with the Commission.

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different information you should not rely on it. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................    F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................    F-3

Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................    F-4

Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1997, 1998 and 1999..............    F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................    F-6

Notes to Consolidated Financial Statements..................    F-7

Unaudited Interim Condensed Consolidated Balance Sheet as of
  March 31, 2000............................................   F-24

Unaudited Interim Condensed Consolidated Statements of
  Operations for the three months ended March 31, 1999 and
  2000......................................................   F-25

Unaudited Interim Condensed Consolidated Statements of Cash
  Flows for the three months ended March 31, 1999 and
  2000......................................................   F-26

Notes to Unaudited Interim Condensed Consolidated Financial
  Statements................................................   F-27

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Community Health Systems, Inc.
Brentwood, Tennessee

    We have audited the accompanying consolidated balance sheets of Community Health Systems, Inc. (formerly Community Health Systems Holdings Corp.) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Community Health Systems, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Nashville, Tennessee
February 25, 2000 (May   , 2000 as to Notes 9, 10, 14 and a portion of Note 1)

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS GIVE EFFECT TO THE RECAPITALIZATION OF THE COMPANY WHICH INCLUDES THE EXCHANGE OF CLASS B COMMON STOCK FOR CLASS A COMMON STOCK, THE EXCHANGE OF OPTIONS TO ACQUIRE CLASS C COMMON STOCK FOR OPTIONS TO ACQUIRE CLASS A COMMON STOCK, THE REDESIGNATION OF CLASS A COMMON STOCK AS COMMON STOCK AND A 118.7148-FOR-1 STOCK SPLIT OF THE COMMON STOCK. THE FOREGOING REPORT IS THE FORM WHICH WILL BE FURNISHED BY DELOITTE & TOUCHE LLP UPON COMPLETION OF THE RECAPITALIZATION AND EXCHANGE DESCRIBED IN NOTE 14 TO THE CONSOLIDATED FINANCIAL STATEMENTS AND ASSUMING THAT FROM DECEMBER 31, 1999 TO THE DATE OF SUCH COMPLETION NO OTHER MATERIAL EVENTS HAVE OCCURRED THAT WOULD AFFECT THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS OR REQUIRED DISCLOSURES THEREIN.

/s/ Deloitte & Touche LLP
Nashville, Tennessee
February 25, 2000

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                   AS OF DECEMBER 31,
                                                                ------------------------
                                                                   1998          1999
                                                                ----------    ----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................    $    6,719    $    4,282
  Patient accounts receivable, net of allowance for doubtful accounts of $28,771 and $34,499 in 1998 and 1999,
    respectively............................................       168,652       226,350
  Supplies..................................................        26,037        32,134
  Prepaid and current deferred income taxes.................         7,564         5,862
  Prepaid expenses..........................................         7,456         9,846
  Other current assets......................................        13,683        22,022
                                                                ----------    ----------
      Total current assets..................................       230,111       300,496
                                                                ----------    ----------
PROPERTY AND EQUIPMENT
  Land and improvements.....................................        35,804        41,327
  Buildings and improvements................................       402,853       470,856
  Equipment and fixtures....................................       184,472       219,659
                                                                ----------    ----------
                                                                   623,129       731,842
  Less accumulated depreciation and amortization............       (70,114)     (108,499)
                                                                ----------    ----------
      Property and equipment, net...........................       553,015       623,343
                                                                ----------    ----------
GOODWILL, NET OF ACCUMULATED AMORTIZATION OF $73,058 AND
  $97,766 IN 1998 AND 1999, RESPECTIVELY....................       878,416       877,890
                                                                ----------    ----------
OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION OF $27,343 AND
  $34,265 IN 1998 AND 1999, RESPECTIVELY....................        85,474        93,355
                                                                ----------    ----------
TOTAL ASSETS................................................    $1,747,016    $1,895,084
                                                                ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt......................    $   21,248    $   27,029
  Accounts payable..........................................        63,843        57,392
  Compliance settlement payable.............................        20,000        30,900
  Accrued liabilities
      Employee compensation.................................        36,524        49,346
      Interest..............................................        25,523        19,451
      Other.................................................        59,550        51,159
                                                                ----------    ----------
      Total current liabilities.............................       226,688       235,277
                                                                ----------    ----------
LONG-TERM DEBT..............................................     1,246,594     1,407,604
                                                                ----------    ----------
OTHER LONG-TERM LIABILITIES.................................        26,908        22,495
                                                                ----------    ----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value per share, 100,000,000
    shares authorized, none issued..........................            --            --
  Common stock, $.01 par value per share, 300,000,000 shares authorized; 56,793,516 shares issued and 55,607,632 and
    55,592,859 shares outstanding at December 31, 1998 and
    1999, respectively......................................           568           568
  Additional paid-in capital................................       482,086       483,235
  Accumulated deficit.......................................      (228,563)     (245,352)
  Treasury stock, at cost, 1,185,884 and 1,200,657 shares at
    December 31, 1998 and 1999, respectively................        (5,555)       (6,587)
  Notes receivable for common stock.........................        (1,710)       (1,997)
  Unearned stock compensation...............................            --          (159)
                                                                ----------    ----------
      Total stockholders' equity............................       246,826       229,708
                                                                ----------    ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................    $1,747,016    $1,895,084
                                                                ==========    ==========


                See notes to consolidated financial statements.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           1997          1998          1999
                                                        -----------   -----------   -----------
NET OPERATING REVENUES................................  $   742,350   $   854,580   $ 1,079,953
                                                        -----------   -----------   -----------
OPERATING COSTS AND EXPENSES
  Salaries and benefits...............................      296,779       328,264       419,320
  Provision for bad debts.............................       57,376        69,005        95,149
  Supplies............................................       90,391       100,633       126,693
  Rent................................................       20,281        22,344        25,522
  Other operating expenses............................      155,285       167,944       209,084
  Depreciation and amortization.......................       43,753        49,861        56,943
  Amortization of goodwill............................       25,404        26,639        24,708
  Impairment of long-lived assets.....................           --       164,833            --
  Compliance settlement and Year 2000 remediation
    costs.............................................           --        20,209        17,279
                                                        -----------   -----------   -----------
TOTAL OPERATING COSTS AND EXPENSES....................      689,269       949,732       974,698
                                                        -----------   -----------   -----------
INCOME (LOSS) FROM OPERATIONS.........................       53,081       (95,152)      105,255
INTEREST EXPENSE, NET OF INTEREST INCOME OF $71, $261,
  AND $288 IN 1997, 1998 AND 1999, RESPECTIVELY.......       89,753       101,191       116,491
                                                        -----------   -----------   -----------
LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE AND INCOME TAXES...............      (36,672)     (196,343)      (11,236)
PROVISION FOR (BENEFIT FROM) INCOME TAXES.............       (4,501)      (13,405)        5,553
                                                        -----------   -----------   -----------
LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE................................      (32,171)     (182,938)      (16,789)
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE,
  NET OF TAXES OF $189................................           --          (352)           --
                                                        -----------   -----------   -----------
NET LOSS..............................................  $   (32,171)  $  (183,290)  $   (16,789)
                                                        ===========   ===========   ===========
BASIC AND DILUTED LOSS PER COMMON SHARE:
  Loss before cumulative effect of a change in
    accounting principle..............................  $     (0.60)  $     (3.39)  $     (0.31)
  Cumulative effect of a change in accounting
    principle.........................................           --         (0.01)           --
                                                        -----------   -----------   -----------
  Net loss............................................  $     (0.60)  $     (3.40)  $     (0.31)
                                                        ===========   ===========   ===========
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC
  AND DILUTED.........................................   53,568,891    53,892,388    54,258,465
                                                        ===========   ===========   ===========
Pro forma information (unaudited):
  Pro forma basic and diluted loss per common share...                              $      (.05)
  Pro forma weighted-average number of shares
    outstanding, basic and diluted....................                               73,008,481
                                                                                    ===========

                See notes to consolidated financial statements.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                  COMMON STOCK        ADDITIONAL                     TREASURY STOCK       NOTES RECEIVABLE
                              ---------------------    PAID-IN     ACCUMULATED    ---------------------          FOR
                                SHARES      AMOUNT     CAPITAL       DEFICIT        SHARES      AMOUNT      COMMON STOCK
                              ----------   --------   ----------   ------------   ----------   --------   -----------------
BALANCE, January 1, 1997....  56,320,089     $563      $479,126     $ (13,102)            --   $    --         $  (904)

  Issuance of common stock..     210,354        2         1,308            --             --        --            (634)
  Common stock purchased for
    treasury, at cost.......          --       --            --            --       (168,527)   (1,041)            450
  Payments on notes
    receivable..............          --       --            --            --             --        --              38
  Net loss..................          --       --            --       (32,171)            --        --              --
                              ----------     ----      --------     ---------     ----------   -------         -------

BALANCE, December 31,
  1997......................  56,530,443      565       480,434       (45,273)      (168,527)   (1,041)         (1,050)

  Issuance of common stock..     263,073        3         1,652            --        186,139     1,120            (900)
  Common stock purchased for
    treasury, at cost.......          --       --            --            --     (1,203,496)   (5,634)            204
  Payments on notes
    receivable..............          --       --            --            --             --        --              36
  Net loss..................          --       --            --      (183,290)            --        --              --
                              ----------     ----      --------     ---------     ----------   -------         -------

BALANCE, December 31,
  1998......................  56,793,516      568       482,086      (228,563)    (1,185,884)   (5,555)         (1,710)

  Issuance of common stock..          --       --           907            --        390,004     1,748            (440)
  Common stock purchased for
    treasury, at cost.......          --       --            --            --       (404,777)   (2,780)             --
  Payments on notes
    receivable..............          --       --            --            --             --        --             153
  Unearned stock
    compensation............          --       --           242            --             --        --              --
  Earned stock
    compensation............          --       --            --            --             --        --              --
  Net loss..................          --       --            --       (16,789)            --        --              --
                              ----------     ----      --------     ---------     ----------   -------         -------

BALANCE, December 31,
  1999......................  56,793,516     $568      $483,235     $(245,352)    (1,200,657)  $(6,587)        $(1,997)
                              ==========     ====      ========     =========     ==========   =======         =======

                                UNEARNED
                                  STOCK
                              COMPENSATION      TOTAL
                              -------------   ---------
BALANCE, January 1, 1997....      $  --       $ 465,683
  Issuance of common stock..         --             676
  Common stock purchased for
    treasury, at cost.......         --            (591)
  Payments on notes
    receivable..............         --              38
  Net loss..................         --         (32,171)
                                  -----       ---------
BALANCE, December 31,
  1997......................         --         433,635
  Issuance of common stock..         --           1,875
  Common stock purchased for
    treasury, at cost.......         --          (5,430)
  Payments on notes
    receivable..............         --              36
  Net loss..................         --        (183,290)
                                  -----       ---------
BALANCE, December 31,
  1998......................         --         246,826
  Issuance of common stock..         --           2,215
  Common stock purchased for
    treasury, at cost.......         --          (2,780)
  Payments on notes
    receivable..............         --             153
  Unearned stock
    compensation............       (242)             --
  Earned stock
    compensation............         83              83
  Net loss..................         --         (16,789)
                                  -----       ---------
BALANCE, December 31,
  1999......................      $(159)      $ 229,708
                                  =====       =========


                See notes to consolidated financial statements.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997       1998        1999
                                                              --------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $(32,171)  $(183,290)  $ (16,789)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Depreciation and amortization...........................    69,157      76,500      81,651
    Deferred income taxes...................................    (5,751)    (14,797)     (3,799)
    Impairment charge.......................................        --     164,833          --
    Compliance settlement costs.............................        --      20,000      14,000
    Stock compensation expense..............................        --          --          83
    Other non-cash (income) expenses, net...................       146        (528)       (570)
    Changes in operating assets and liabilities, net of
      effects of acquisitions and divestitures:
        Patient accounts receivable.........................     4,526     (33,908)    (42,973)
        Supplies, prepaid expenses and other current
          assets............................................    11,076      (7,724)    (17,598)
        Accounts payable, accrued liabilities and income
          taxes.............................................   (17,184)      4,461     (28,071)
        Other...............................................    (8,255)     (9,828)      2,320
                                                              --------   ---------   ---------
  Net cash provided by (used in) operating activities.......    21,544      15,719     (11,746)
                                                              --------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisitions of facilities, pursuant to purchase
    agreements..............................................   (36,296)   (172,597)    (59,699)
  Proceeds from sale of facilities..........................    18,750          --          --
  Purchases of property and equipment.......................   (49,422)    (52,880)    (80,255)
  Proceeds from sale of equipment...........................       596       1,531         121
  Increase in other assets..................................   (10,279)    (12,607)    (15,708)
                                                              --------   ---------   ---------
    Net cash used in investing activities...................   (76,651)   (236,553)   (155,541)
                                                              --------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock....................       676       1,875       2,215
  Common stock purchased for treasury.......................    (1,041)     (5,634)     (2,780)
  Borrowings under credit agreement.........................    73,404     242,491     436,300
  Repayments of long-term indebtedness......................   (36,857)    (18,842)   (270,885)
                                                              --------   ---------   ---------
    Net cash provided by financing activities...............    36,182     219,890     164,850
                                                              --------   ---------   ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS.....................   (18,925)       (944)     (2,437)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............    26,588       7,663       6,719
                                                              --------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $  7,663   $   6,719   $   4,282
                                                              ========   =========   =========

                See notes to consolidated financial statements.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS. In June 1996, Community Health Systems Inc. (formerly Community Health Systems Holding Corp.) (the "Company") through its wholly-owned subsidiary, FLCH Acquisition Corp. ("Acquisition Corp."), corporations formed by affiliates of Forstmann Little & Co. ("FL&Co."), entered into an agreement to acquire (the "Acquisition") all of the outstanding common stock of CHS/ Community Health Systems, Inc. ("CHS"). The aggregate purchase price for the Acquisition was $1,100.2 million. The purchase price, the refinancing of certain CHS debt obligations ($140.8 million) and payments for cancellation of CHS stock options ($47.5 million) were funded by the issuance of $482.1 million of common stock, $500 million of subordinated debentures and $415 million of Term Loans under the Credit Agreement (see Note 5).

    The Company owns, leases and operates acute care hospitals that are the principal providers of primary healthcare services in non-urban communities. As of December 31, 1999, the Company owned, leased or operated 46 hospitals, licensed for 4,115 beds in 20 states.

    USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain of the subsidiaries have minority stockholders. The amount of minority interest in equity and minority interest in income or loss is not material and is included in other long-term liabilities and other operating expenses.

    CASH EQUIVALENTS. The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

    SUPPLIES. Supplies, principally medical supplies, are stated at the lower of cost (first-in, first-out basis) or market.

    PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the land improvements (2 to 15 years; weighted average useful life is 11 years), buildings and improvements (5 to 40 years; weighted average useful life is 33 years) and equipment and fixtures (5 to 20 years; weighted average useful life is 7 years). Costs capitalized as construction in progress were $17.9 million and $27.2 million at December 31, 1998 and 1999, respectively, and are included in buildings and improvements. Expenditures for renovations and other significant improvements are capitalized; however, maintenance and repairs which do not improve or extend the useful lives of the respective assets are charged to operations as incurred. Interest capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost," was $0.6 million, $0.7 million and $1.4 million for the years ended December 31, 1997, 1998, and 1999, respectively.

    The Company also leases certain facilities and equipment under capital leases (see Notes 2 and 7). Such assets are amortized on a straight-line basis over the lesser of the terms of the respective leases, or the remaining useful lives of the assets.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    GOODWILL. Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis ranging from 18 to 40 years. Annually, as required by Accounting Principles Board ("APB") Opinion No. 17, the Company reviews its total enterprise goodwill for possible impairment, by comparing total projected undiscounted cash flows to the total carrying amount of goodwill.


    OTHER ASSETS. Other assets consist primarily of the noncurrent portion of deferred income taxes and costs associated with the issuance of debt which are amortized over the life of the related debt using the effective interest method. Amortization of deferred financing costs is included in interest expense.

    THIRD-PARTY REIMBURSEMENT. Net operating revenues include amounts estimated by management to be reimbursable by Medicare and Medicaid under prospective payment systems, provisions of cost-reimbursement and other payment methods. Approximately 55% of net operating revenues for the year ended December 31, 1997, 49% for the year ended December 31, 1998, and 48% for the year ended December 31, 1999, are related to services rendered to patients covered by the Medicare and Medicaid programs. In addition, the Company is reimbursed by non-governmental payors using a variety of payment methodologies. Amounts received by the Company for treatment of patients covered by such programs are generally less than the standard billing rates. The differences between the estimated program reimbursement rates and the standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenues to arrive at net operating revenues. Final settlements under certain of these programs are subject to adjustment based on administrative review and audit by third parties. Adjustments to the estimated billings are recorded in the periods that such adjustments become known. Adjustments to previous program reimbursement estimates are accounted for as contractual adjustments and reported in future periods as final settlements are determined. Adjustments related to final settlements or appeals increased revenue by an insignificant amount in each of the years ended December 31, 1997, 1998 and 1999. Net amounts due to third-party payors as of December 31, 1998 were $19.9 million and as of December 31, 1999 were $9.1 million and are included in accrued liabilities--other in the accompanying balance sheets. Substantially all Medicare and Medicaid cost reports are final settled through 1996.

    CONCENTRATIONS OF CREDIT RISK. The Company grants unsecured credit to its patients, most of whom reside in the service area of the Company's facilities and are insured under third-party payor agreements. Because of the geographic diversity of the Company's facilities and non-governmental third-party payors, Medicare and Medicaid represent the Company's only significant concentrations of credit risk.

    NET OPERATING REVENUES. Net operating revenues are recorded net of provisions for contractual adjustments of approximately $586 million, $829 million and $1,157 million in 1997, 1998 and 1999, respectively. Net operating revenues are recognized when services are provided. In the ordinary course of business the Company renders services to patients who are financially unable to pay for hospital care. The value of these services to patients who are unable to pay is not material to the Company's consolidated results of operations.

    PROFESSIONAL LIABILITY INSURANCE CLAIMS. The Company accrues, on a quarterly basis, for estimated losses resulting from professional liability claims to the extent they are not covered by insurance. The accrual, which includes an estimate for incurred but not reported claims, is based on historical loss

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) patterns and annual actual projections. To the extent that subsequent claims information varies from management's estimates, the liability is adjusted currently.

    ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS. In accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," whenever events or changes in circumstances indicate that the carrying values of certain long-lived assets and related intangible assets may be impaired, the Company projects the undiscounted cash flows expected to be generated by these assets. If the projections indicate that the reported amounts are not expected to be recovered, such amounts are reduced to their estimated fair value based on a quoted market price, if available, or an estimate based on valuation techniques available in the circumstances.

    INCOME TAXES. The Company accounts for income taxes under the asset and liability method, in which deferred income tax assets and liabilities are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations during the period in which the tax rate change becomes law.

    COMPREHENSIVE INCOME. In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss for 1997, 1998 and 1999 is equal to the net loss reported.

    STOCK-BASED COMPENSATION. The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Compensation cost, if any, is measured as the excess of the fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans; however, it allows an entity to continue to measure compensation for those plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25. The Company has elected to continue to measure compensation under the method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.

    SEGMENT REPORTING. In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which is effective for fiscal years ending after December 15, 1997. This statement requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 allows aggregation of similar operating segments into a single operating segment if the businesses have similar economic characteristics and are considered similar under the criteria established by SFAS No. 131. The Company owns, leases and operates 46 acute care hospitals in 46 different non-urban communities. All of these hospitals have similar services, have similar types of patients, operate in a consistent manner and have similar economic and regulatory characteristics. Therefore, the Company has one reportable segment.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RECENT ACCOUNTING PRONOUNCEMENT NOT YET ADOPTED. During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement specifies how to report and display derivative instruments and hedging activities and is effective for fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact, if any, of adopting SFAS No. 133.

    PRO FORMA ADJUSTMENTS. The pro forma financial information gives effect to the use of net proceeds from the offering to repay debt of $279.0 million, the resultant reduction of interest expense of $21.5 million and an increase in the provision for income taxes of $8.4 million resulting from the decrease in interest expense, as if these events had occurred on January 1, 1999.

2. LONG-TERM LEASES AND PURCHASES OF HOSPITALS

    During 1997, the Company exercised a purchase option under an existing operating lease, effective in August, and acquired two hospitals through capital lease transactions, effective in January and August, respectively. The consideration for the three hospitals totaled $46.1 million, including working capital. The consideration consisted of $36.3 million in cash, which was borrowed under the acquisition loan facilities, and assumed liabilities of $9.8 million. The entire lease obligation relating to each lease transaction was prepaid. The prepayment was included as part of the cash consideration. Licensed beds at the two hospitals acquired totaled 122 beds.

    During 1998, the Company acquired, through two purchase transactions, effective in April and September, respectively, and two capital lease transactions, effective in November, most of the assets, including working capital, of four hospitals. The consideration for the four hospitals totaled $218.6 million. The consideration consisted of $169.8 million in cash, which was borrowed under the acquisition loan facilities, and assumed liabilities of $48.8 million. The entire lease obligation relating to each lease transaction was prepaid. The prepayment was included as part of the cash consideration. Licensed beds at these four hospitals totaled 360.

    Also, effective December 1, 1998, the Company entered into an operating agreement relating to, and purchased certain working capital accounts, primarily accounts receivable, supplies and accounts payable, of a 38 licensed bed hospital, for a cash payment of $2.8 million. Pursuant to this agreement, upon certain conditions being met, the Company will be obligated to construct a replacement hospital and to purchase for $0.9 million the remaining assets of the hospital. Upon completion, all rights of ownership and operations will transfer to the Company.

    During 1999, the Company acquired, through three purchase transactions, effective in March, September, and November, respectively, and one capital lease transaction, effective in March, most of the assets, including working capital, of four hospitals. The consideration for the four hospitals totaled
$77.8 million. The consideration consisted of $59.7 million in cash, which was borrowed under the acquisition loan facilities, and assumed liabilities of $18.1 million. The entire lease obligation relating to the lease transaction was prepaid. The prepayment was included as part of the cash consideration. The Company also constructed and opened an additional hospital at a cost of $15.3 million, which replaced a hospital we managed. Licensed beds at the four hospitals acquired totaled 477.

    The foregoing acquisitions were accounted for using the purchase method of accounting. The allocation of the purchase price for acquisition transactions closed in 1999 has been determined by the Company based upon available information and is subject to obtaining final asset valuations prepared by independent appraisers, and settling amounts related to purchased working capital. Independent

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

2. LONG-TERM LEASES AND PURCHASES OF HOSPITALS (CONTINUED) asset valuations are generally completed within 120 days of the date of acquisition; working capital settlements are generally made within 180 days of the date of acquisition. Adjustments to the purchase price allocation are not expected to be material.

    The table below summarizes the allocations of the purchase price (including assumed liabilities) for these acquisitions (in thousands):

                                                    1997       1998       1999
                                                  --------   --------   --------
Current assets..................................  $ 4,309    $ 40,680   $15,514
Property and equipment..........................   29,848     116,443    55,170
Goodwill........................................   11,988      61,441    22,393

    The operating results of the foregoing hospitals have been included in the consolidated statements of operations from their respective dates of acquisition. The following pro forma combined summary of operations of the Company gives effect to using historical information of the operations of the hospitals purchased in 1998 and 1999 as if the acquisitions had occurred as of January 1, 1998 (in thousands except per share data):

                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                          1998          1999
                                                       -----------   -----------
Net operating revenue................................  $1,046,568    $1,119,664
Loss before cumulative effect of a change in
  accounting principle...............................    (190,174)      (21,498)
Net loss.............................................    (189,846)      (21,498)
Net loss per share:
  Total basic and diluted............................  $    (3.52)   $    (0.40)

3. IMPAIRMENT OF LONG-LIVED ASSETS


    In December 1998, in connection with the Company's periodic review process, it was determined that primarily as a result of adverse changes in physician relationships, undiscounted cash flows from seven of the Company's hospitals were below the carrying value of long-lived assets associated with those hospitals. Therefore, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company adjusted the carrying value of the related long-lived assets to their estimated fair value. The estimated fair values of these hospitals were based on independently prepared specific market appraisals. The impairment charge of $164.8 million was comprised of reductions to goodwill of $134.3 million, tangible property of $27.1 million and identifiable intangibles of $3.4 million.


    Of the seven impaired hospitals, two are located in Georgia; two are located in Texas; one is located in Florida; one is located in Louisiana; and one is located in Kentucky. The events and circumstances leading to the impairment charge were unique to each of the hospitals.

    One of our Kentucky hospitals lost its only anesthesiologist due to unexpected death and a leading surgeon due to illness. We have not been able to successfully recruit a replacement surgeon. One of our Georgia hospitals lost a key surgeon due to unexpected death and a leading specialist due to relocation to another market. We have not been able to successfully recruit replacement physicians.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

3. IMPAIRMENT OF LONG-LIVED ASSETS (CONTINUED)
One of our Louisiana hospitals relies heavily on foreign physicians and, following the departure of four foreign physicians from its market over a short period of time, has had difficulties replacing these physicians because of regulatory changes in recruiting foreign physicians. The skilled nursing and home health reimbursement for one of our Texas hospitals was disproportionately and adversely affected by the Balanced Budget Act of 1997. In addition, the market in which this hospital operates relies on foreign physicians that have been difficult to recruit because of regulatory changes. Our other Georgia hospitals terminated an employed specialty surgeon who was responsible for over 5% of the hospital's revenue. We have not been able to replace the surgeon. In addition, this hospital's skilled nursing reimbursement was disproportionately and adversely affected by the Balanced Budget Act of 1997. Our other Texas hospital lost market share and was excluded from several key managed care contracts caused by the combination in 1998 of two larger competing hospitals. This is our only hospital which competes with more than one hospital in its primary service area. A Florida hospital we then owned terminated discussions in 1998 with an unrelated hospital, located in a contiguous county, to build a combined replacement facility. The short and long-term success of this hospital was in our view dependent upon the combination being effected.

    Generally, we have not experienced difficulty in recruiting physicians and specialists for our hospitals. However, for the four hospitals referred to above we have experienced difficulty in recruiting physicians and specialists where the number of physicians on staff is low. These four hospitals averaged
13 physicians per hospital as of December 31, 1998. The average number of physicians on the medical staff of our other hospitals was 39 physicians at that time. We continually monitor the relationships of our hospitals with their physicians and any physician recruiting requirements. We have frequent discussions with board members, chief executive officers and chief financial officers of our hospitals. We are not aware of any significant adverse relationships with physicians or any recurring physician recruitment needs that, if not resolved in a timely manner, would have a material adverse effect on our results of operations and financial position, either currently or in future periods.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

4. INCOME TAXES

    The provision for (benefit from) income taxes consists of the following (in thousands):

                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
Current
  Federal........................................  $    80    $     --    $   --
  State..........................................    1,170       1,204     2,815
                                                   -------    --------    ------
                                                     1,250       1,204     2,815
Deferred
  Federal........................................   (4,740)    (11,036)    3,163
  State..........................................   (1,011)     (3,573)     (425)
                                                   -------    --------    ------
                                                    (5,751)    (14,609)    2,738
                                                   -------    --------    ------
Total provision for (benefit from) income
  taxes..........................................  $(4,501)   $(13,405)   $5,553
                                                   =======    ========    ======

    The following table reconciles the differences between the statutory federal income tax rate and the effective tax rate (in thousands):

                                               YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------------------
                                 1997                   1998                   1999
                          -------------------    -------------------    -------------------
                           AMOUNT       %         AMOUNT       %         AMOUNT       %
                          --------   --------    --------   --------    --------   --------
Benefit from income
  taxes at statutory
  federal rate..........  $(12,835)    35.0%     $(68,843)    35.0%     $(3,933)     35.0%
State income taxes, net
  of federal income tax
  benefit...............       456     (1.2)       (1,379)     0.7        2,389     (21.3)
Non-deductible goodwill
  amortization..........     7,774    (21.2)        7,859     (4.0)       6,751     (60.1)
Impairment charge--
  goodwill..............        --       --        41,652    (21.2)          --        --
Other...................       104     (0.3)        7,306     (3.7)         346      (3.0)
                          --------    -----      --------    -----      -------     -----
Provision for (benefit
  from) income taxes and
  effective tax rate....  $ (4,501)    12.3%     $(13,405)     6.8%     $ 5,553     (49.4)%
                          ========    =====      ========    =====      =======     =====

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

4. INCOME TAXES (CONTINUED)
    Deferred income taxes are based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities under the provisions of the enacted tax laws. Deferred income taxes as of December 31, consist of (in thousands):

                                                1998                     1999
                                       ----------------------   ----------------------
                                        ASSETS    LIABILITIES    ASSETS    LIABILITIES
                                       --------   -----------   --------   -----------
Net operating loss and credit
  carryforwards......................  $ 68,269     $    --     $ 76,798     $    --
Property and equipment...............        --      28,567           --      40,020
Self-insurance liabilities...........     7,740          --        6,212          --
Intangibles..........................        --       4,148           --       9,385
Other liabilities....................     2,368          --           --       1,828
Long-term debt and interest..........        --       4,476           --       4,373
Accounts receivable..................     2,173          --        5,362          --
Accrued expenses.....................     9,311          --       15,975          --
Other................................     3,558       2,942        2,538       1,578
                                       --------     -------     --------     -------
                                         93,419      40,133      106,885      57,184
Valuation allowance..................   (18,260)         --      (18,474)         --
                                       --------     -------     --------     -------
Total deferred income taxes..........  $ 75,159     $40,133     $ 88,411     $57,184
                                       ========     =======     ========     =======

    Management believes that the net deferred tax assets will ultimately be realized, except as noted below. Management's conclusion is based on its estimate of future taxable income and the expected timing of temporary difference reversals. The Company has federal net operating loss carryforwards of $150.4 million which expire from 2000 to 2019 and state net operating loss carryforwards of $298.1 million which expire from 2000 to 2019.

    The valuation allowance recognized at the date of the Acquisition
($13.2 million) relates primarily to state net operating losses and other tax attributes. Any future decrease in this valuation allowance will be recorded as a reduction in goodwill recorded in connection with the Acquisition. The valuation allowance increased by $2.7 million and $0.2 million during the years ended December 31, 1998 and 1999, respectively. These increases are primarily related to net operating losses in certain state income tax jurisdictions not expected to be realized.

    The Company received refunds, net of payments, of $14 million during 1997 and paid income taxes, net of refunds received, of $0.3 million, and $1.4 million during 1998 and 1999, respectively.

    FEDERAL INCOME TAX EXAMINATIONS. The Internal Revenue Service ("IRS") is examining the Company's filed federal income tax returns for the tax periods between December 31, 1993 and December 31, 1996. The IRS has indicated that it is considering a number of adjustments primarily involving "temporary" or timing differences. To date, a Revenue Agent's Report has not been issued in connection with the examination of these tax periods. In management's opinion, the ultimate outcome of the IRS examinations will not have a material effect on the Company's results of operations, financial condition or cash flows.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

5. LONG-TERM DEBT

    Long-term debt consists of the following (in thousands):

                                                         AS OF DECEMBER 31,
                                                       -----------------------
                                                          1998         1999
                                                       ----------   ----------
Credit Facilities:
  Revolving Credit Loans.............................  $  104,199   $  109,750
  Acquisition Loans..................................     202,251      138,551
  Term Loans.........................................     394,000      624,345
Subordinated debentures..............................     500,000      500,000
Taxable bonds........................................      33,400       29,700
Tax-exempt bonds.....................................       8,000        8,000
Capital lease obligations (see Note 7)...............      21,948       20,828
Other................................................       4,044        3,459
                                                       ----------   ----------
  Total debt.........................................   1,267,842    1,434,633
Less current maturities..............................     (21,248)     (27,029)
                                                       ----------   ----------
  Total long-term debt...............................  $1,246,594   $1,407,604
                                                       ==========   ==========

    CREDIT FACILITIES. In connection with the Acquisition, a $900 million credit agreement was entered into with a consortium of creditors (the "Credit Agreement"). The financing under the Credit Agreement consists of (i) a 6 1/2 year term loan facility (the "Tranche A Loan") in an aggregate principal amount equal to $50 million, (ii) a 7 1/2 year term loan facility (the "Tranche B Loan") in an aggregate principal amount equal to $132.5 million, (iii) an 8 1/2 year term loan facility (the "Tranche C Loan") in an aggregate principal amount equal to $132.5 million, (iv) a 9 1/2 year term loan facility (the "Tranche D Loan") in an original aggregate principal amount equal to $100 million and amended to an aggregate principal amount of $350 million in March 1999 (collectively, the "Term Loans"), (v) a revolving credit facility (the "Revolving Credit Loans") in an aggregate principal amount equal to $200 million, of which up to $90 million may be used, to the extent available, for standby and commercial letters of credit and up to $25 million is available to the Company pursuant to a swingline facility and (vi) a reducing acquisition loan facility (the "Acquisition Loans") in an aggregate principal amount of $285 million, reduced to $282.5 million in July 1999.

    The Term Loans are scheduled to be paid in consecutive quarterly installments with aggregate principal payments for future years as follows (in thousands):

2000........................................................  $ 20,655
2001........................................................    21,155
2002........................................................    48,905
2003........................................................   129,655
2004........................................................   169,662
2005........................................................   234,313
                                                              --------
Total.......................................................  $624,345
                                                              ========

    Revolving Credit Loans may be made, and letters of credit may be issued, at any time during the period between July 22, 1996, the loan origination date (the "Origination Date"), and December 31,

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

5. LONG-TERM DEBT (CONTINUED)
2002 (the "Termination Date"). No letter of credit will have an expiration date after the Termination Date. The Acquisition Loans may be made at any time during the period preceding the Termination Date.

    The Acquisition Loans facility will automatically be reduced and the Acquisition Loans will be repaid to the following levels on each of the following anniversaries of the Origination Date: fourth anniversary, $263.2 million; fifth anniversary, $215.3 million; sixth anniversary, $139.0 million; with payment of any remaining balance on the Termination Date.

    The Company may elect that all or a portion of the borrowings under the Credit Agreement bear interest at a rate per annum equal to (a) an annual benchmark rate, which will be equal to the greatest of (i) "Prime Rate,"
(ii) the "Base" CD Rate plus 1% or (iii) the Federal Funds effective rate plus 50 basis points (the "ABR") or (b) the Eurodollar Rate, in each case increased by the applicable margin (the "Applicable Margin") which will vary between 1.50% and 3.75% per annum. The applicable margin on the Revolving Credit Loans, Acquisition Loans and Tranche A Loan is subject to a reduction based on achievement of certain levels of total senior indebtedness to annualized consolidated EBITDA, as defined in the Credit Agreement. To date, the Company has not achieved a level that provides for a reduction of the Applicable Margin.

    Interest based on the ABR is payable on the last day of each calendar quarter and interest based on the Eurodollar Rate is payable on set maturity dates. The borrowings under the Credit Agreement bore interest at rates ranging from 7.44% to 11.25% as of December 31, 1999.

    The Company is also required to pay a quarterly commitment fee at a rate which ranges from .375% to .500% based on the Eurodollar Applicable Margin for Revolving Credit Loans. This rate is applied to unused commitments under the Revolving Credit Loans and the Acquisition Loans.

    The Company is also required to pay letters of credit fees at rates which vary from 1.625% to 2.625%.

    All or a portion of the outstanding borrowings under the Credit Agreement may be prepaid at any time and the unutilized portion of the facility for the Revolving Credit Loans or the Acquisition Loans may be terminated, in whole or in part at the Company's option. Repaid Term Loans and permanent reductions to the Acquisition Loans and Revolving Credit Loans may not be reborrowed.

    Credit Facilities generally are required to be prepaid with the net proceeds (in excess of $20 million) of certain permitted asset sales and the issuances of debt obligations (other than certain permitted indebtedness) of the Company or any of its subsidiaries.

    Generally, prepayments of Term Loans will be applied to principal payments due during the next twelve months with any excess being applied pro rata to scheduled principal payments thereafter.

    The terms of the Credit Agreement include certain restrictive covenants. These covenants include restrictions on indebtedness, investments, asset sales, capital expenditures, dividends, sale and leasebacks, contingent obligations, transactions with affiliates, and fundamental change. The covenants also require maintenance of certain ratios regarding senior indebtedness, senior interest, and fixed charges. The Company was in compliance with all debt covenants at December 31, 1999.

    Under an amendment dated February 24, 2000, in the event of an initial public offering of common stock, the Company is obligated to apply the first $300 million of proceeds (net of expenses and underwriting commissions) and proceeds in excess of $450 million first to repay the Acquisition and Revolving Credit Loans and then to reduce the Term Loans. The proceeds in excess of

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

5. LONG-TERM DEBT (CONTINUED)
$300 million and less than $450 million may, under the terms of the Credit Agreement, be applied to repay subordinated debentures if certain financial covenants are met. In connection with any subsequent registered public offering, the Company may, under the terms of the Credit Agreement, apply the proceeds to the repayment of subordinated debentures if certain financial covenants are met.

    As of December 31, 1998 and 1999, the Company had letters of credit issued, primarily in support of its Taxable Bonds and Tax-Exempt Bonds, of approximately $55 million and $43 million, respectively. Availability at December 31, 1998 and 1999 under the Revolving Credit Loans facility was approximately $41 million and $47 million and under the Acquisition Loans facility was approximately $83 million and $144 million, respectively.

    SUBORDINATED DEBENTURES. In connection with the Acquisition, the Company issued its subordinated debentures to an affiliate of Forstmann Little & Co. for $500 million in cash. The debentures are a general senior subordinated obligation of the Company, are not subject to mandatory redemption and mature in three equal annual installments beginning June 30, 2007, with the final payment due on June 30, 2009. The debentures bear interest at a fixed rate of 7.50% which is payable semi-annually in January and July. Total interest expense for the debentures was $37.5 million for each of the years ended December 31, 1997, 1998 and 1999.

    TAXABLE BONDS AND TAX-EXEMPT BONDS. Taxable Bonds bear interest at a floating rate which averaged 5.73% and 5.29% during 1998 and 1999, respectively. These bonds are subject to mandatory annual redemptions with the final payment of $17.4 million due on October 1, 2003. Tax-Exempt Bonds bear interest at floating rates which averaged 3.58% and 3.36% during 1998 and 1999, respectively. These bonds are not subject to mandatory annual redemptions under the bond provisions and are due in 2010. Taxable Bonds and Tax-Exempt Bonds are both guaranteed by letters of credit

    OTHER DEBT. As of December 31, 1999, other debt consisted primarily of an industrial revenue bond and other obligations maturing in various installments through 2014.

    As of December 31, 1999, the scheduled maturities of long-term debt outstanding including capital leases for each of the next five years and thereafter are as follows (in thousands):

2000........................................................  $   27,029
2001........................................................      27,107
2002........................................................      54,495
2003........................................................     150,010
2004........................................................     170,188
Thereafter..................................................   1,005,804
                                                              ----------
                                                              $1,434,633
                                                              ==========

    The Company paid interest of $87 million, $101 million and $118 million on borrowings during the years ended December 31, 1997, 1998 and 1999, respectively.

6. FAIR VALUES OF FINANCIAL INSTRUMENTS

    The fair value of financial instruments has been estimated by the Company using available market information as of December 31, 1998 and 1999, and valuation methodologies considered appropriate.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

6. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange (in thousands):

                                                                   AS OF DECEMBER 31,
                                                      ---------------------------------------------
                                                              1998                    1999
                                                      ---------------------   ---------------------
                                                      CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                       AMOUNT    FAIR VALUE    VALUE     FAIR VALUE
                                                      --------   ----------   --------   ----------
Assets:
  Cash and cash equivalents.........................  $  6,719    $  6,719    $  4,282    $  4,282
Liabilities:
  Credit facilities.................................   700,450     692,045     872,646     862,174
  Taxable Bonds.....................................    33,400      33,400      29,700      29,700
  Tax-exempt Bonds..................................     8,000       8,000       8,000       8,000

    Cash and cash equivalents: The carrying amount approximates fair value due to the short term maturity of these instruments (less than three months).

    Credit facilities: Estimated fair value is based on communications with the Company's bankers regarding relevant pricing for trading activity among the Company's lending institutions.

    Taxable and Tax-exempt Bonds: The carrying amount approximates fair value as a result of the weekly interest rate reset feature of these publically traded instruments.

    The Company believes that it is not practicable to estimate the fair value of the subordinated debentures because of (i) the fact that the subordinated debentures were issued in connection with the issuance of the original equity of the Company at the date of Acquisition as an investment unit, (ii) the related party nature of the subordinated debentures, (iii) the lack of comparable securities, and (iv) the lack of a credit rating of the Company by an established rating agency.

7. LEASES

    The Company leases hospitals, medical office buildings, and certain equipment under capital and operating lease agreements. All lease agreements generally require the Company to pay maintenance, repairs, property taxes and insurance costs. Commitments relating to noncancellable operating and capital leases for each of the next five years and thereafter are as follows (in thousands):

YEAR ENDED DECEMBER 31,                                    OPERATING   CAPITAL
-----------------------                                    ---------   --------
2000.....................................................   $16,306    $ 3,140
2001.....................................................    14,237      4,110
2002.....................................................    11,332      3,504
2003.....................................................     8,968      2,959
2004.....................................................     8,408      2,600
Thereafter...............................................    20,769     27,525
                                                            -------    -------
Total minimum future payments............................   $80,020     43,838
                                                            =======
Less debt discounts......................................              (23,010)
                                                                       -------
                                                                        20,828
Less current portion.....................................               (2,472)
                                                                       -------
Long-term capital lease obligations......................              $18,356
                                                                       =======

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

7. LEASES (CONTINUED)

    Assets capitalized under capital leases as reflected in the accompanying consolidated balance sheets were $5.1 million of land and improvements, and $39.4 million of buildings and improvements, and $17.4 million of equipment and fixtures as of December 31, 1998 and $5.8 million of land and improvements, $55.7 million of buildings and improvements and $19.2 million of equipment and fixtures as of December 31, 1999. The accumulated depreciation related to assets under capital leases was $11.7 million and $15.1 million as of December 31, 1998 and 1999, respectively. Depreciation of assets under capital leases is included in depreciation and amortization and amortization of debt discounts on capital lease obligations is included in interest expense in the consolidated statements of operations.

8. EMPLOYEE BENEFIT PLANS

    The Company has a defined contribution plan that is qualified under
Section 401(k) of the Internal Revenue Code, which covers all eligible employees at its hospitals, clinics, and the corporate offices. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. The Company also provides a defined contribution welfare benefit plan for post-termination benefits to executive and middle management employees. Total expense under the 401(k) plan was $2.2 million for each of the years ended December 31, 1997 and 1998 and $2.9 million for the year ended December 31, 1999. Total expense under the welfare benefit plan was $0.8 million, $0.9 million and $0.8 million for the years ended December 31, 1997, 1998 and 1999, respectively.

9. STOCKHOLDERS' EQUITY

    Authorized capital shares of the Company include 400,000,000 shares of capital stock consisting of 300,000,000 shares of common stock and 100,000,000 shares of Preferred Stock. Each of the aforementioned classes of capital stock has a par value of $.01 per share. Shares of Preferred Stock, of which none are outstanding as of December 31, 1999, may be issued in one or more series having such rights, preferences and other provisions as determined by the Board of Directors without approval by the holders of common stock.

    Common shares held by employees are the subject of a stockholder's agreement under which each share, until vested, is subject to repurchase, upon termination of employment. Shares vest, on a cumulative basis, each year at a rate of 20% of the total shares issued beginning after the first anniversary date of the purchase. Further, under the stockholder's agreement shares of common stock held by stockholders other than FL&Co. will only be transferable together with shares transferred by FL&Co. until FL&Co.'s ownership falls below 25%.

    During 1997, the Company granted options to purchase 189,944 shares of common stock to non-employee directors at an exercise price of $9.04 per share. One-third of such options are exercisable each year on a cumulative basis beginning on the first anniversary of the date of grant and expiring ten years from the date of grant. As of December 31, 1999, 126,669 non-employee director options to purchase common stock were exercisable with a weighted average remaining contractual life of 7.47 years.

    In November 1996, the Board of Directors approved an Employee Stock Option Plan (the "Plan") to provide incentives to key employees of the Company. Options to purchase up to 801,325 shares of common stock are authorized under the Plan. All options granted pursuant to the Plan are generally

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

9. STOCKHOLDERS' EQUITY (CONTINUED)
exercisable each year on a cumulative basis at a rate of 20% of the total number of common shares covered by the option beginning one year from the date of grant and expiring ten years from the date of grant. As of December 31, 1999, there were 218,584 shares of unissued common stock reserved for issuance under the Plan.

    The options granted are "nonqualified" for tax purposes. For financial reporting purposes, the exercise price of certain option grants were considered to be below the fair value of the stock at the time of grant. The fair value was determined based on an appraisal conducted by an independent appraisal firm as of the relevant date. The aggregate differences between fair value and the exercise price is being charged to compensation expense over the relevant vesting periods. In 1999, such expense aggregated $83,000.

    A summary of the number of shares of common stock issuable upon the exercise of options under the Company's Employee Stock Option Plan for fiscal 1997, 1998 and 1999 and changes during those years is presented below:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Outstanding at the beginning of the year....................     --       456,755    646,848
Granted.....................................................   593,891    316,969     95,714
Exercised...................................................     --         --         --
Forfeited or canceled.......................................  (137,116)  (126,876)  (159,820)
                                                              --------   --------   --------
Outstanding at the end of the year..........................   456,755    646,848    582,742
                                                              ========   ========   ========

    Of the options outstanding as of December 31, 1997, 1998 and 1999, none, 65,976 and 155,368, respectively, were exercisable. As of December 31, 1999, the outstanding options had a weighted-average remaining contractual life of 7.84 years. All employee options outstanding as of December 31, 1999 had an exercise price of $6.60 per share.

    Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of each option granted during 1997, 1998 and 1999 were $2.05, $1.94, and $4.82, respectively. In 1997 and 1998, the exercise price of options granted was the same as the fair value of the related stock. In 1999, the exercise price of options granted was less than the fair value of the related stock. The following weighted-average assumptions were used for grants in fiscal 1997, 1998 and 1999: risk-free interest rate of 6.10%, 5.14% and 5.49%; expected volatility of the Company's common stock based on peer companies in the healthcare industry of 35%, 34% and 45%, respectively; no dividend yields; and weighted-average expected life of the options of 3 years for all years.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

9. STOCKHOLDERS' EQUITY (CONTINUED)
    Had the fair value of the options granted been recognized as compensation expense on a straight-line basis over the vesting period of the grant, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below (in thousands except per share data):

                                                                1997       1998        1999
                                                              --------   ---------   --------
Net loss:
  As reported...............................................  $(32,171)  $(183,290)  $(16,789)
  Pro forma.................................................  $(32,333)  $(183,513)  $(17,010)
Net loss per share:
  As reported--basic and diluted............................  $  (0.60)  $   (3.40)  $  (0.31)
  Pro forma--basic and diluted..............................  $  (0.60)  $   (3.41)  $  (0.31)

10. EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share data):

                                                YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                           1997          1998          1999
                                        -----------   -----------   -----------
NUMERATOR:
  Loss before cumulative effect of a
    change in accounting principle....  $   (32,171)  $  (182,938)  $   (16,789)
  Cumulative effect of a change in
    accounting principle..............           --          (352)           --
                                        -----------   -----------   -----------
  Net loss available to common--basic
    and diluted.......................  $   (32,171)  $  (183,290)  $   (16,789)
                                        ===========   ===========   ===========
DENOMINATOR:
Weighted-average number of shares
  outstanding--basic..................   53,568,891    53,892,388    54,258,465
Effect of dilutive securities:
  none................................           --            --            --
                                        -----------   -----------   -----------
Weighted-average number of shares
  outstanding--diluted................   53,568,891    53,892,388    54,258,465
                                        ===========   ===========   ===========
Dilutive securities outstanding not
  included in the computation of
  earnings (loss) per share because
  their effect is antidilutive:
  Non-employee director options.......      189,944       189,944       189,944
  Unvested common shares..............    2,353,289     1,537,943     1,279,736
  Employee options....................      456,755       646,848       582,742

11. ACCOUNTING CHANGE

    In 1998, the Company adopted The American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which affects the accounting for

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

11. ACCOUNTING CHANGE (CONTINUED)
start-up costs. The change involved expensing these costs as incurred, rather than capitalizing and subsequently amortizing such costs. The cumulative effect of the change on the accumulated deficit as of the beginning of 1998 is reflected as a charge of $0.5 million ($0.4 million net of taxes) to 1998 earnings. The effect of the change to the new method on net loss or loss per share for both Class A and Class B in 1997, 1998 and 1999 was not material.

12. COMMITMENTS AND CONTINGENCIES

    CONSTRUCTION COMMITMENTS. As of December 31, 1999, the Company has obligations under certain hospital agreements to construct three hospitals through 2004 with an aggregate estimated construction cost of approximately $85 million.

    PROFESSIONAL LIABILITY RISKS. Substantially all of the Company's professional and general liability risks are subject to a $0.5 million per occurrence deductible (with an annual deductible cap of $5 million). The Company's insurance is underwritten on a "claims-made basis." The Company accrues an estimated liability for its uninsured exposure and self-insured retention based on historical loss patterns and actuarial projections. The Company's estimated liability for the self-insured portion of professional and general liability claims was $15.7 million and $16.4 million as of December 31, 1998 and 1999, respectively. These estimated liabilities represent the present value of estimated future professional liability claims payments based on expected loss patterns using a discount rate of 4.51% and 5.72% in 1998 and 1999, respectively. The discount rate is based on an estimate of the risk-free interest rate for the duration of the expected claim payments. The estimated undiscounted claims liability was $18.3 million and $18.9 million as of December 31, 1998 and 1999, respectively. The effect of discounting professional and general liability claims was a $0.2 million increase in expense in 1997 and a $0.1 million decrease to expense in both 1998 and 1999.

    COMPLIANCE SETTLEMENT AND YEAR 2000 REMEDIATION COSTS. Year 2000 remediation costs totaled $0.2 million and $3.3 million for 1998 and 1999, respectively. In regard to compliance settlement costs, the Company initiated a voluntary review in 1997 of its inpatient medical records in order to determine the extent it may have had coding inaccuracies under certain government programs. At December 31, 1998, an estimate of the settlement was accrued based on information available and additional costs were accrued at December 31, 1999. In March 2000, the Company reached a settlement with appropriate governmental agencies pursuant to which the Company agreed to pay approximately $31 million to settle potential liabilities related to coding inaccuracies occurring from October 1993 through September 1997.

    LEGAL MATTERS. The Company is a party to legal proceedings incidental to its business. In the opinion of management, any ultimate liability with respect to these actions will not have a material adverse effect on the Company's consolidated financial position, cash flows or results of operations.

13. RELATED PARTY TRANSACTIONS

    Notes receivable for common shares held by employees, as disclosed on the consolidated balance sheets, represent the outstanding balance of notes accepted by the Company as partial payment for the purchase of the common shares from senior management employees. These notes bear interest at 6.84%, are full recourse promissory notes and are secured by the shares to which they relate. Each of the full recourse promissory notes mature on the fifth anniversary date of the note, with accelerated

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

13. RELATED PARTY TRANSACTIONS (CONTINUED) maturities in case of employee termination, Company stock repurchases, or stockholder's sale of common stock. Employees have fully paid for purchases of common stock by cash or by a combination of cash and full recourse promissory notes.

    In 1999, the Company purchased marketing services and materials at a cost of $268,000 from a company owned by the spouse of one of the Company's officers.

    In 1996, in connection with the Company's relocation from Houston to Nashville, the Company lent $100,000 to one of its executives. This loan is due December 15, 2000 and bears no interest.

14. SUBSEQUENT EVENTS (UNAUDITED)

    The Company currently is pursuing an initial public offering, which is expected to be completed during the second quarter of 2000. In connection with this contemplated public offering, the Company expects to effect a recapitalization immediately prior to, or simultaneously with, the closing as follows:

    - each outstanding share of Class B common stock will be exchanged for .488 of a share of Class A common stock;

    - each outstanding option to purchase a share of Class C common stock will be exchanged for an option to purchase .750 of a share of Class A common stock;

    - the Class A common stock will be redesignated as common stock and adjusted for a stock split on a 118.7148-for-1 basis; and

    - the certificate of incorporation will be amended and restated to reflect a single class of common stock, par value $.01 per share, and increase authorized shares of common stock to 300,000,000 and preferred stock to 100,000,000.

    - Vesting, repurchase and transfer provisions related to Class B and Class C common shares will not be affected by the recapitalization.

    The Company is obligated in connection with an initial public offering to apply the first $300 million of proceeds (net of expenses and underwriting commissions) and proceeds in excess of $450 million first to repay the Revolving and Acquisition Credit Loans and then to reduce the Term Loans. The proceeds in excess of $300 million and less than $450 million may, under the terms of the Credit Agreement, be applied to repay subordinated debentures if certain financial covenants are met. In connection with any subsequent registered public offering, the Company may, under the terms of the Credit Agreement, apply the proceeds to the repayment of subordinated debentures if certain financial covenants are met.

    All share and per share amounts have been restated to give effect to these transactions. If the value of the Company changes significantly at the time of the offering, the share and exchange amounts above will change.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES


             UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET


                              AS OF MARCH 31, 2000

                       (IN THOUSANDS, EXCEPT SHARE DATA)


ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  $   10,885
  Patient accounts receivable, net..........................     231,448
  Supplies, prepaid expenses and other current assets.......      73,780
  Prepaid and current deferred income taxes.................       1,688
                                                              ----------
      Total current assets..................................     317,801
                                                              ----------
PROPERTY AND EQUIPMENT......................................     725,922
  Less accumulated depreciation and amortization............    (101,594)
                                                              ----------
      Property and equipment, net...........................     624,328
                                                              ----------
GOODWILL, NET...............................................     876,716
                                                              ----------
OTHER ASSETS, NET...........................................     116,885
                                                              ----------
TOTAL ASSETS................................................  $1,935,730
                                                              ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt......................  $   20,955
  Accounts payable..........................................      58,557
  Compliance settlement payable.............................      30,900
  Interest payable..........................................      10,685
  Accrued liabilities.......................................      95,921
                                                              ----------
      Total current liabilities.............................     217,018
                                                              ----------
LONG-TERM DEBT..............................................   1,463,650
                                                              ----------
OTHER LONG-TERM LIABILITIES.................................      24,368
                                                              ----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value per share, 100,000,000
    shares authorized, none issued..........................          --
  Common stock, $.01 par value per share, 300,000,000 shares authorized; 56,793,516 shares issued and 55,592,859
    shares outstanding at March 31, 2000....................         568
  Additional paid-in capital................................     483,235
  Accumulated deficit.......................................    (244,431)
  Treasury stock, at cost, 1,200,657 shares.................      (6,587)
  Notes receivable for common stock.........................      (1,932)
  Unearned stock compensation...............................        (159)
                                                              ----------
      Total stockholders' equity............................     230,694
                                                              ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $1,935,730
                                                              ==========


  See notes to unaudited interim condensed consolidated financial statements.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

       UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                 1999              2000
                                                              -----------       -----------
NET OPERATING REVENUES......................................  $   263,004       $   308,651
                                                              -----------       -----------
OPERATING COSTS AND EXPENSES:
  Salaries and benefits.....................................      101,493           120,407
  Provision for bad debts...................................       22,555            27,955
  Supplies..................................................       31,746            35,979
  Other operating expenses..................................       49,128            57,130
  Rent......................................................        6,112             7,099
  Depreciation and amortization.............................       13,033            16,380
  Amortization of goodwill..................................        5,677             6,168
                                                              -----------       -----------
    Total operating cost and expenses.......................      229,744           271,118
                                                              -----------       -----------
INCOME FROM OPERATIONS......................................       33,260            37,533

INTEREST EXPENSE, NET.......................................       26,762            32,683
                                                              -----------       -----------
INCOME BEFORE INCOME TAXES..................................        6,498             4,850

PROVISION FOR INCOME TAXES..................................        4,580             3,929
                                                              -----------       -----------
NET INCOME..................................................  $     1,918       $       921
                                                              ===========       ===========

BASIC AND DILUTED NET INCOME PER COMMON SHARE:
  Basic.....................................................  $      0.04       $      0.02
                                                              ===========       ===========
  Diluted...................................................  $      0.03       $      0.02
                                                              ===========       ===========

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING:
  Basic.....................................................   54,128,085        54,369,202
                                                              ===========       ===========
  Diluted...................................................   55,607,631        55,857,980
                                                              ===========       ===========

PRO FORMA INFORMATION:
  Pro forma income per share:
    Basic...................................................                    $      0.06
                                                                                ===========
    Diluted.................................................                    $      0.06
                                                                                ===========
  Pro forma weighted-average number of shares outstanding:
    Basic...................................................                     73,119,202
                                                                                ===========
    Diluted.................................................                     74,607,980
                                                                                ===========

  See notes to unaudited interim condensed consolidated financial statements.

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

       UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1999        2000
                                                              ---------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................  $   1,918   $    921
  Adjustments to reconcile net income to net cash used in
    operating activities:
    Depreciation and amortization...........................     18,710     22,548
    Changes in operating assets and liabilities, net of
      effects of acquisitions and divestitures:
        Patient accounts receivable.........................    (24,206)    (2,511)
        Supplies, prepaid expenses and other current
          assets............................................      2,117     (4,595)
        Accounts payable, accrued liabilities and income
          taxes.............................................        472    (16,275)
        Other...............................................    (17,871)    (5,033)
                                                              ---------   --------
  Net cash used in operating activities.....................    (18,860)    (4,945)
                                                              ---------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisitions of facilities, pursuant to purchase
    agreements..............................................    (44,347)   (21,392)
  Purchases of property and equipment.......................    (19,215)   (12,002)
  Proceeds from sale of equipment...........................         22          7
  Increase in other assets..................................     (2,603)    (5,036)
                                                              ---------   --------
    Net cash used in investing activities...................    (66,143)   (38,423)
                                                              ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings under credit agreement.........................    339,100     67,400
  Repayments of long-term indebtedness......................   (249,505)   (17,429)
                                                              ---------   --------
    Net cash provided by financing activities...............     89,595     49,971
                                                              ---------   --------
NET CHANGE IN CASH AND CASH EQUIVALENTS.....................      4,592      6,603
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............      6,719      4,282
                                                              ---------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $  11,311   $ 10,885
                                                              =========   ========

  See notes to unaudited interim condensed consolidated financial statements.

                         COMMUNITY HEALTH SYSTEMS, INC.

     NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    The unaudited interim condensed consolidated financial statements of Community Health Systems, Inc. and its subsidiaries (the "Company") as of and for the three month periods ended March 31, 1999 and March 31, 2000, have been prepared in accordance with generally accepted accounting principles. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. All intercompany transactions and balances have been eliminated. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2000.

    Certain information and disclosures normally included in the notes to consolidated financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading. The accompanying unaudited financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 1999.


    The pro forma financial information gives effect to the use of net proceeds from the offering to repay debt of $279.0 million, the resultant reduction of interest expense of $5.7 million and an increase in the provision for income taxes of $2.2 million resulting from the decrease in interest expense, as if these events had occurred on January 1, 2000.


2. USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from the estimates.

3. PURCHASE OF HOSPITAL

    Effective March 1, 2000, the Company acquired through a purchase transaction the assets and working capital of a 105 bed hospital for aggregate consideration of $13.4 million including liabilities assumed.

4. EARNINGS PER SHARE


    The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share and per share data):


                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                          -----------------------------
                                                             1999              2000
                                                          -----------       -----------
NUMERATOR:
  Net income............................................  $     1,918       $       921
                                                          ===========       ===========
DENOMINATOR:
  Weighted-average number of shares
    outstanding--basic..................................   54,128,085        54,369,202
  Effect of dilutive options............................    1,479,546         1,488,778
                                                          -----------       -----------
  Weighted-average number of shares
    outstanding--diluted................................   55,607,631        55,857,980
                                                          ===========       ===========
Basic earnings per share................................  $      0.04       $      0.02
                                                          ===========       ===========
Diluted earnings per share..............................  $      0.03       $      0.02
                                                          ===========       ===========

                         COMMUNITY HEALTH SYSTEMS, INC.

     NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

5. SUBSEQUENT EVENTS

    Effective April 1, 2000, the Company acquired through separate purchase transactions, the assets and working capital of two hospitals for aggregate consideration of approximately $22.0 million. Licensed beds at these two facilities totaled 124.

    The Company currently is pursuing an initial public offering, which is expected to be completed during the second quarter of 2000. In connection with this contemplated public offering, the Company expects to effect a recapitalization immediately prior to, or simultaneously with, the closing as follows:

    - each outstanding share of Class B common stock will be exchanged for .488 of a share of Class A common stock;

    - each outstanding option to purchase a share of Class C common stock will be exchanged for an option to purchase .750 of a share of Class A common stock;

    - the Class A common stock will be redesignated as common stock and adjusted for a stock split on a 118.7148-for-1 basis;

    - the certificate of incorporation will be amended and restated to reflect a single class of common stock, par value $.01 per share, and increase authorized shares of common stock to 300,000,000 and preferred stock to 100,000,000; and

    - vesting, repurchase and transfer provisions related to Class B and Class C common shares will not be affected by the recapitalization.

    The Company is obligated in connection with an initial public offering to apply the first $300 million of proceeds (net of expenses and underwriting commissions) and proceeds in excess of $450 million first to repay the Revolving and Acquisition Credit Loans and then to reduce the Term Loans. The proceeds in excess of $300 million and less than $450 million may, under the terms of the Credit Agreement, be applied to repay subordinated debentures if certain financial covenants are met. In connection with any subsequent registered public offering, the Company may, under the terms of the Credit Agreement, apply the proceeds to the repayment of subordinated debentures if certain financial covenants are met.

    All share and per share amounts have been restated to give effect to these transactions. If the value of the Company changes significantly at the time of the offering, the share and exchange amounts above will change.

                            [INSIDE BACK COVER PAGE]

                            [Description of artwork:
                     Photographs of four of our facilities:
                       Eastern New Mexico Medical Center,
                        Moberly Regional Medical Center,
                         Springs Memorial Hospital, and
                         North Okaloosa Medical Center]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Through and including             2000 (the 25(th) day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               18,750,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               ------------------

                              P R O S P E C T U S
                               ------------------

                              MERRILL LYNCH & CO.

                         BANC OF AMERICA SECURITIES LLC

                                   CHASE H&Q

                           CREDIT SUISSE FIRST BOSTON

                              GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MAY 17, 2000


PROSPECTUS

                               18,750,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

    This is Community Health Systems, Inc.'s initial public offering. We are selling all of the shares. The international managers are offering 2,812,500 shares outside the U.S. and Canada and the U.S. underwriters are offering 15,937,500 shares in the U.S. and Canada.


    We expect the public offering price to be between $15.00 and $17.00 per share. Currently, no public market exists for the shares. After pricing of the offering, the shares will trade on the New York Stock Exchange under the symbol "CYH."



    INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                               -----------------

                                                               PER SHARE       TOTAL
                                                               ---------       -----
Public offering price.......................................       $             $
Underwriting discount.......................................       $             $
Proceeds before expenses to Community Health Systems........       $             $

    The international managers may also purchase up to an additional 421,875 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an additional 2,390,625 shares from us.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about             , 2000.

                              -------------------

MERRILL LYNCH INTERNATIONAL

       BANK OF AMERICA INTERNATIONAL LIMITED

              CHASE H&Q


                      CREDIT SUISSE FIRST BOSTON


                             GOLDMAN SACHS INTERNATIONAL

                                     MORGAN STANLEY DEAN WITTER

                              -------------------

               The date of this prospectus is             , 2000.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1

Risk Factors................................................      7

Special Note Regarding Forward-Looking Statements...........     12

Use of Proceeds.............................................     13

Dividend Policy.............................................     13

Capitalization..............................................     14

Dilution....................................................     15

Selected Consolidated Financial and Other Data..............     16

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20

Business of Community Health Systems........................     32

Management..................................................     55

Principal Stockholders......................................     65

Description of Indebtedness.................................     67

Description of Capital Stock................................     69

Shares Eligible for Future Sale.............................     72

United States Federal Tax Considerations for Non-United
  States Holders............................................     73

Underwriting................................................     77

Legal Matters...............................................     82

Experts.....................................................     82

Where You Can Find More Information.........................     82

Index to Consolidated Financial Statements..................    F-1

                                  UNDERWRITING

    We intend to offer the shares outside the U.S. and Canada through the international managers and in the U.S. and Canada through the U.S. underwriters. Merrill Lynch International, Bank of America International Limited, Chase Manhattan International Limited, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International, and Morgan Stanley & Co. International Limited are acting as lead managers for the international managers named below. Subject to the terms and conditions described in an international purchase agreement between us and the international managers, and concurrently with the sale of 15,937,500 shares to the U.S. underwriters, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                               NUMBER
INTERNATIONAL MANAGER                                         OF SHARES
---------------------                                         ---------
Merrill Lynch International.................................
Bank of America International Limited.......................
Chase Manhattan International Limited.......................
Credit Suisse First Boston (Europe) Limited.................
Goldman Sachs International.................................
Morgan Stanley & Co. International Limited..................

                                                              ---------
          Total.............................................  2,812,500
                                                              =========

    We have also entered into a U.S. purchase agreement with the U.S. underwriters for sale of the shares in the U.S. and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Chase Securities Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., and Morgan Stanley & Co. Incorporated are acting as U.S. representatives. Subject to the terms and conditions in the U.S. purchase agreement, and concurrently with the sale of 2,812,500 shares to the pursuant to the international purchase agreement, we have agreed to sell to the U.S. underwriters, and U.S. underwriters severally have agreed to purchase 15,937,500 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.

    The international managers and the U.S. underwriters have agreed to purchase all of the shares sold under the international and U.S. purchase agreements if any of these shares are purchased. If an underwriter defaults, the international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the international managers and the U.S. underwriters are conditioned on one another.

    We have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international managers and U.S. underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The lead managers have advised us that the international managers propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a
concession not in excess of $        per share. The international managers may
allow, and the dealers may reallow, a discount not in excess of $        per
share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount, and proceeds before our expenses. The information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                           PER SHARE   WITHOUT OPTION   WITH OPTION
                                           ---------   --------------   -----------
Public offering price....................     $             $               $
Underwriting discount....................     $             $               $
Proceeds before expenses to Community
  Health Systems.........................     $             $               $

    The expenses of the offering, not including the underwriting discount, are
estimated at $        and are payable by us.

OVER-ALLOTMENT OPTION

    We have granted options to the international managers to purchase up to 421,875 additional shares at the public offering price less the underwriting discount. The international managers may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the international managers exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that international managers initial amount reflected in the above table.

    We have also granted options to the U.S. underwriters, exercisable for 30 days from the date of this prospectus, to purchase up to 2,390,625 additional shares to cover any over-allotments on terms similar to those granted to the international managers.

INTERSYNDICATE AGREEMENT

    The international managers and the U.S. underwrites have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are U.S. or Canadian persons or to persons they believe intend to resell to persons who are U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to non-U.S. persons or non-Canadian persons or to persons they believe intend to resell to non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement.

RESERVED SHARES

    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered for sale in this offering for sale to some of our directors, officers, employees, business associates, and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

    We and our executive officers and directors and all existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

    - offer, pledge, sell, or contract to sell any common stock;

    - sell any option or contract to purchase any common stock;

    - purchase any option or contract to sell any common stock;

    - grant any option, right, or warrant for the sale of any common stock;

    - lend or otherwise dispose of or transfer any common stock;

    - request or demand that we file a registration statement related to the common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lockup provision does not limit our ability to grant options to purchase common stock under stock option plans or to issue common stock under our employee stock purchase plan.

NEW YORK STOCK EXCHANGE LISTING


    The shares have been approved for listing on the New York Stock Exchange under the symbol "CYH." In order to meet the requirements for listing on that exchange, the international managers and the U.S. underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.


    Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the U.S. representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

    - the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us;

    - our financial information;

    - the history of, and the prospects for, our company and the industry in which we compete;

    - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

    - the present state of our development; and

    - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

    The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the U.S. representatives and the lead managers may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

    If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the U.S. representatives and the lead managers may reduce that short position by purchasing shares in the open market. The U.S. representatives and the lead managers may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

    The U.S. representatives and the lead managers may also impose a penalty bid on underwriters. This means that if the U.S. representatives and the lead managers purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK SELLING RESTRICTIONS

    Each international manager has agreed that

    - it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom with the meaning of the Public Offers of Securities Regulations 1995;

    - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from, or otherwise involving the United Kingdom; and

    - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements)(Exemptions) Order 1996 as amended by the Financial Services Act of 1986 (Investment Advertisements)(Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

    No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation, or distribution of this prospectus or any other material relating to our company, or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering materials or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations or any such country or jurisdiction.

    Purchasers or the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospects.

NASD REGULATIONS

    It is anticipated that more than ten percent of the proceeds of the offering will be applied to pay down debt obligations owed to affiliates of Chase Securities Inc., Bank of America International Limited, Merrill Lynch International, and Morgan Stanley & Co. International Limited. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as qualified independent underwriter for the offering. The price of the shares will be no higher than that recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

OTHER RELATIONSHIPS

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In particular, an affiliate of Chase Securities Inc. acts as an administrative agent for our credit facility and affiliates of Chase Securities Inc., Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. Incorporated are lenders under our credit facility. Michael A. Miles, our Chairman of the Board, is a director of Morgan Stanley Dean Witter and receives customary compensation therefrom.

    Merrill Lynch will be facilitating Internet distribution for this offering to certain of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to this offering is not a part of this prospectus.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Certain legal matters related to the offering will be passed upon for the underwriters by Debevoise & Plimpton, New York, New York. Fried, Frank, Harris, Shriver & Jacobson has in the past provided, and may continue to provide, legal services to Forstmann Little and its affiliates.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Commission a registration statement on Form S-1, which includes amendments, exhibits, schedules and supplements, under the Securities Act and the rules and regulations under the Securities Act, for the registration of the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the Commission. For further information with respect to us and the common stock offered by this prospectus, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contracts or other document referred to in this prospectus are not necessarily complete and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made. The registration statement can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the registration statement is publicly available through the Commission's site on the Internet's World Wide Web, located at: http://www.sec.gov. Following the offering, our future public filings are expected to be available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    After the offering, we will be subject to the full informational requirements of the Securities Exchange Act. To comply with these requirements, we will file periodic reports, proxy statements and other information with the Commission.

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different information you should not rely on it. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Through and including       2000 (the 25(th) day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               18,750,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               ------------------

                              P R O S P E C T U S
                               ------------------

                          MERRILL LYNCH INTERNATIONAL

                     BANK OF AMERICA INTERNATIONAL LIMITED

                                   CHASE H&Q


                           CREDIT SUISSE FIRST BOSTON


                          GOLDMAN SACHS INTERNATIONAL

                           MORGAN STANLEY DEAN WITTER

                                        , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registrant fee, the National Association of Securities Dealers, Inc. filing fee, and the New York Stock Exchange listing application fee, are estimated.



Securities and Exchange Commission registration fee.........  $   96,773
National Association of Securities Dealers, Inc. filing
  fee.......................................................      30,500
New York Stock Exchange listing application fee.............     160,000
Printing and engraving fees and expenses....................     675,000
Legal fees and expenses.....................................   1,050,000
Accounting fees and expenses................................   1,350,000
Blue Sky fees and expenses..................................       5,000
Transfer Agent and Registrar fees and expenses..............      20,000
Miscellaneous expenses......................................     362,727
                                                              ----------
  Total.....................................................  $3,750,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Certificate of Incorporation and By-Laws provide that the directors and officers of the Registrant shall be indemnified by the Registrant to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Registrant, except with respect to any matter that such director or officer has been adjudicated not to have acted in good faith or in the reasonable belief that his action was in the best interests of the Registrant.

    The Registrant has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Certificate of Incorporation and By-Laws. These agreements, among other things, indemnify directors and officers of the Registrant to the fullest extent permitted by Delaware law for certain expenses (including attorneys' fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Registrant or an affiliate of the Registrant.

    Policies of insurance are maintained by the Registrant under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

    The form of Underwriting Agreement filed as Exhibit 1.1 hereto provides for the indemnification of the registrant, its controlling persons, its directors and certain of its officers by the underwriters against certain liabilities, including liabilities under the Securities Act.


    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the three years preceding the filing of this registration statement, the Registrant has not sold shares of its common stock without registration under the Securities Act of 1933, except as described below.

    During 1997, the Registrant sold an aggregate of 3,631 shares of its Class B common stock to employees of the Registrant for an aggregate purchase price of $1,310,317. During 1998, the Registrant sold an aggregate of 7,754 shares of its Class B common stock to employees of the Registrant for an aggregate purchase price of $2,774,691.36. During 1999, the Registrant sold an aggregate of 6,733 shares of its Class B common stock to employees of the Registrant for an aggregate purchase price of $2,654,848. These issuances were exempt from registration under the Securities Act pursuant to section 4(2) thereof because they did not involve a public offering as the shares were offered and sold only to a small group of employees.

    Immediately before the closing of this offering, we will be recapitalized as follows:

    - each outstanding share of Class B common stock will be exchanged for .488 of a share of Class A common stock;

    - each outstanding option to purchase a share of Class C common stock will be exchanged for an option to purchase .750 of a share of Class A common stock;

    - the Class A common stock will be redesignated as common stock and adjusted for a stock split on a 118.7148-for-1 basis; and

    - the certificate of incorporation will be amended and restated to reflect a single class of common stock, par value $.01 per share, and the number of authorized shares of common stock and preferred stock will be increased.

    Registration under the Securities Act will not be required in respect of issuances pursuant to this recapitalization because they will be made exclusively to existing holders of our securities and will not involve any solicitation. Therefore, these issuances will be exempt from registration under the Securities Act pursuant to section 3(a)(9) of the Securities Act.

    No other sales of our securities have taken place within the last three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

    The following exhibits are filed with this registration statement.


NO.                     DESCRIPTION
---                     -----------
             1.1        Form of U.S. Purchase Agreement, by and among the
                        Registrant, CHS/Community Health Systems, Inc. and the
                        underwriters named therein.**

             1.2 Form of International Purchase Agreement, by and among the Registrant, CHS/Community Health Systems, Inc. and the underwriters named therein.**

             2.1        Agreement and Plan of Merger between the Registrant, FLCH
                        Acquisition Corp. and Community Health Systems, Inc. (now
                        known as CHS/Community Health Systems, Inc.), dated June 9,
                        1996*

             3.1        Form of Restated Certificate of Incorporation of the
                        Registrant.*

             3.2        Form of Restated By-laws of the Registrant.*

NO.                     DESCRIPTION
---                     -----------
             4.1        Form of Common Stock Certificate.*

             5.1        Opinion of Fried, Frank, Harris, Shriver & Jacobson.**

            10.1        Form of outside director Stock Option Agreement.*

            10.2 Form of Stockholder's Agreement between the Registrant and outside directors.*

            10.3        Form of Employee Stockholder's Agreement.*

            10.4        The Registrant's Employee Stock Option Plan and form of
                        Stock Option Agreement.*

            10.5        The Registrant's 2000 Stock Option and Award Plan.*

            10.6 Form of Stockholder's Agreement between the Registrant and employees.*

            10.7        Registration Rights Agreement, dated July 9, 1996, among the
                        Registrant, FLCH Acquisition Corp., Forstmann Little & Co.
                        Equity Partnership--V, L.P. and Forstmann Little & Co.
                        Subordinated Debt and Equity Management Buyout
                        Partnership--VI, L.P.*

            10.8        Form of Indemnification Agreement between the Registrant and its directors and executive officers.*

            10.9        Amended and Restated Credit Agreement, dated as of March 26,
                        1999, among Community Health Systems, Inc. (now known as
                        CHS/Community Health Systems, Inc.), the Registrant, certain lenders, The Chase Manhattan Bank, as Administrative Agent, and Nationsbank, N.A. and The Bank of Nova Scotia, as
                        Co-Agents.*

            10.10       First Amendment, dated February 24, 2000, to the Amended and
                        Restated Credit Agreement, dated as of March 26, 1999, among
                        Community Health Systems, Inc. (now known as CHS/ Community
                        Health Systems, Inc.), the Registrant, certain lenders, The
                        Chase Manhattan Bank, as Administrative Agent, and
                        Nationsbank, N.A. and The Bank of Nova Scotia, as
                        Co-Agents.*

            10.11       Form of Management Rights Letter between the Registrant and the partnerships affiliated with Forstmann Little & Co.*

            10.12       Form of Series A 7 1/2% Subordinated Debenture.*

            10.13       Form of Series B 7 1/2% Subordinated Debenture.*

            10.14       Form of Series C 7 1/2% Subordinated Debenture.*

            10.15       Corporate Compliance Agreement between the Office of
                        Inspector General of the Department of Health and Human
                        Services and the Registrant.**

            10.16       Tenet BuyPower Purchasing Assistance Agreement, dated
                        June 13, 1997, between Community Health Systems, Inc. and
                        Tenet HealthSystem Inc., Addendum, dated September 19, 1997 and First Amendment, dated March 15, 2000.*

            10.17       The Registrant's 2000 Employee Stock Purchase Plan.*

            10.18 Settlement Agreement between the United States of America, the states of Illinois, New Mexico, South Carolina,
                        Tennessee, Texas, West Virginia and the Registrant.**

            21          List of subsidiaries.*

            23.1        Consent of Fried, Frank, Harris, Shriver & Jacobson
                        (included in the opinion filed as Exhibit 5.1).**

            23.2        Consent of Deloitte & Touche LLP.**

NO.                     DESCRIPTION
---                     -----------
            24          Powers of Attorney.*

            27          Financial Data Schedule.*

------------------------

*   Previously filed.


**  Filed herewith.


    (b) Financial Statement Schedules

    Auditors' Report on Schedule

    Schedule II--Valuation and Qualifying Accounts

    All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this Registration Statement.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on the 17th day of May, 2000.


                                                       COMMUNITY HEALTH SYSTEMS, INC.

                                                       By:              /s/ WAYNE T. SMITH
                                                            -----------------------------------------
                                                                          Wayne T. Smith
                                                              President and Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the registration statement has been signed below by the following persons in the capacities indicated.



                      SIGNATURE                                     TITLE                    DATE
-----------------------------------------------------  -------------------------------  --------------
                 /s/ WAYNE T. SMITH                    President and Chief Executive
     -------------------------------------------         Officer and Director            May 17, 2000
                   Wayne T. Smith                        (principal executive officer)

                          *                            Executive Vice President and
     -------------------------------------------         Chief Financial Officer         May 17, 2000
                    W. Larry Cash                        (principal financial officer)

                                                       Vice President and Corporate
                          *                              Controller
     -------------------------------------------         (principal accounting           May 17, 2000
                   T. Mark Buford                        officer)

                          *
     -------------------------------------------       Director                          May 17, 2000
                   Sheila P. Burke

                          *
     -------------------------------------------       Director                          May 17, 2000
                   Robert J. Dole

                          *
     -------------------------------------------       Director                          May 17, 2000
                J. Anthony Forstmann

                          *
     -------------------------------------------       Director                          May 17, 2000
                Nicholas C. Forstmann

                      SIGNATURE                                     TITLE                    DATE
-----------------------------------------------------  -------------------------------  --------------
                          *
     -------------------------------------------       Director                          May 17, 2000
                Theodore J. Forstmann

                          *
     -------------------------------------------       Director                          May 17, 2000
                    Dale F. Frey

                          *
     -------------------------------------------       Director                          May 17, 2000
                  Sandra J. Horbach

                          *
     -------------------------------------------       Director                          May 17, 2000
                  Thomas H. Lister

                          *
     -------------------------------------------       Director                          May 17, 2000
                  Michael A. Miles

                          *
     -------------------------------------------       Director                          May 17, 2000
                   Samuel A. Nunn

               *By: /s/ WAYNE T. SMITH
                     Wayne T. Smith
                   as Attorney-in-Fact

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Community Health Systems, Inc.
Brentwood, Tennessee

We have audited the consolidated financial statements of Community Health Systems, Inc. (formerly Community Health Systems Holdings Corp.) and subsidiaries as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated
February 25, 2000 (May   , 2000 as to Notes 9, 10, 14 and a portion of Note 1)
(included elsewhere in this Registration Statement). Our audits also included the consolidated financial statement schedule listed in Item 16 of this Registration Statement. The consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statement taken as a whole, presents fairly in all material respects the information set forth therein.

Nashville, Tennessee
February 25, 2000 (May   , 2000 as to Notes 9, 10, 14 and a portion of Note 1)

The foregoing Report on Schedule is in the form which will be furnished by Deloitte & Touche LLP upon completion of the recapitalization and exchange described in Note 14 to the consolidated financial statements and assuming that from December 31, 1999 to the date of such completion no other material events have occurred that would affect the accompanying consolidated financial statements or required disclosures therein.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
February 25, 2000

                COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                              BALANCE AT       CHARGED TO                        BALANCE
                                              BEGINNING        COSTS AND                          AT END
                DESCRIPTION                    OF YEAR          EXPENSES        WRITE-OFFS       OF YEAR
                -----------                   ----------       ----------       ----------       --------
Year ended December 31, 1999 allowance for
  doubtful accounts.........................   $ 28,771         $ 95,149        $ (89,421)       $ 34,499

Year ended December 31, 1998 allowance for
  doubtful accounts.........................     20,873           69,005          (61,107)         28,771

Year ended December 31, 1997 allowance for
  doubtful accounts.........................     33,200           57,376          (69,703)         20,873

                                 EXHIBIT INDEX


         NO.            DESCRIPTION                                                     PAGE
---------------------   -----------                                                   --------
             1.1        Form of U.S. Purchase Agreement, by and among the
                        Registrant, CHS/Community Health Systems, Inc. and the
                        underwriters named therein.**
             1.2        Form of International Purchase Agreement, by and among the
                        Registrant, CHS/ Community Health Systems, Inc. and the
                        underwriters named therein.**
             2.1        Agreement and Plan of Merger between the Registrant, FLCH
                        Acquisition Corp. and Community Health Systems, Inc. (now
                        known as CHS/Community Health Systems, Inc.) dated June 9,
                        1996*
             3.1        Form of Restated Certificate of Incorporation of the
                        Registrant*
             3.2        Form of Restated By-laws of the Registrant*
             4.1        Form of Common Stock Certificate.*
             5.1        Opinion of Fried, Frank, Harris, Shriver & Jacobson.**
            10.1        Form of outside director Stock Option Agreement.*
            10.2        Form of Stockholder's Agreement between the Registrant and outside directors.*
            10.3        Form of Employee Stockholder's Agreement.*
            10.4        The Registrant's Employee Stock Option Plan and form of
                        Stock Option Agreement.*
            10.5        The Registrant's 2000 Stock Option and Award Plan.*
            10.6        Form of Stockholder's Agreement between the Registrant and employees.*
            10.7        Registration Rights Agreement, dated July 9, 1996, among the
                        Registrant, FLCH Acquisition Corp., Forstmann Little & Co.
                        Equity Partnership--V, L.P. and Forstmann Little & Co.
                        Subordinated Debt and Equity Management Buyout
                        Partnership--VI, L.P.*
            10.8        Form of Indemnification Agreement between the Registrant and its directors and executive officers.*
            10.9        Amended and Restated Credit Agreement, dated as of March 26,
                        1999, among Community Health Systems, Inc. (now known as
                        CHS/Community Health Systems, Inc.), the Registrant, certain lenders, The Chase Manhattan Bank, as Administrative Agent, and Nationsbank, N.A. and The Bank of Nova Scotia, as
                        Co-Agents.*
            10.10       First Amendment, dated February 24, 2000, to the Amended and
                        Restated Credit Agreement, dated as of March 26, 1999, among
                        Community Health Systems, Inc. (now known as CHS/Community
                        Health Systems, Inc.), the Registrant, certain lenders, The
                        Chase Manhattan Bank, as Administrative Agent, and
                        Nationsbank, N.A. and The Bank of Nova Scotia, as
                        Co-Agents.*
            10.11       Form of Management Rights Letter between the Registrant and the partnerships affiliated with Forstmann Little & Co.*
            10.12       Form of Series A 7 1/2% Subordinated Debenture.*
            10.13       Form of Series B 7 1/2% Subordinated Debenture.*
            10.14       Form of Series C 7 1/2% Subordinated Debenture.*
            10.15       Corporate Compliance Agreement between the Office of
                        Inspector General of the Department of Health and Human
                        Services and the Registrant.**
            10.16       Tenet BuyPower Purchasing Assistance Agreement, dated
                        June 13, 1997, between Community Health Systems, Inc. and
                        Tenet HealthSystem Inc., Addendum, dated September 19, 1997 and First Amendment, dated March 15, 2000.*
            10.17       The Registrant's 2000 Employee Stock Purchase Plan.*
            10.18       Settlement Agreement between the United States of America, the states of Illinois, New Mexico, South Carolina,
                        Tennessee, Texas, West Virginia and the Registrant.**
            21          List of subsidiaries.*
            23.1        Consent of Fried, Frank, Harris, Shriver & Jacobson
                        (included in the opinion filed as Exhibit 5.1).**
            23.2        Consent of Deloitte & Touche LLP.**
            24          Powers of Attorney.*
            27          Financial Data Schedule.*


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*   Previously filed.


**  Filed herewith.